                                               Filed pursuant to Rule 424(b)(3)
                                               File No. 333-14859


                                      LOGO
                          WESTERN WIRELESS CORPORATION


                              CLASS A COMMON STOCK


                            (NO PAR VALUE PER SHARE)



                   10 1/2% SENIOR SUBORDINATED NOTES DUE 2006



                   10 1/2% SENIOR SUBORDINATED NOTES DUE 2007

                            ------------------------


     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK, 10 1/2% SENIOR SUBORDINATED NOTES DUE 2006 OR 10 1/2% SENIOR SUBORDINATED NOTES DUE 2007.



     The Class A Common Stock is quoted on The Nasdaq National Market under the symbol "WWCA."

                            ------------------------


     EACH OF THE 10 1/2% SENIOR SUBORDINATED NOTES DUE 2006 (THE "2006 NOTES") AND THE 10 1/2% SENIOR SUBORDINATED NOTES DUE 2007 (THE "2007 NOTES" AND, TOGETHER WITH 2006 NOTES, THE "SENIOR SUBORDINATED NOTES") ARE SENIOR UNSECURED OBLIGATIONS OF THE COMPANY AND ARE SUBORDINATED IN RIGHT OF PAYMENT TO THE PRIOR PAYMENT IN FULL OF ALL SENIOR INDEBTEDNESS AND SENIOR IN RIGHT OF PAYMENT TO ANY CURRENT OR FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY. IN ADDITION, ALL EXISTING AND FUTURE INDEBTEDNESS AND OTHER LIABILITIES OF THE COMPANY'S SUBSIDIARIES WILL BE EFFECTIVELY SENIOR IN RIGHT OF PAYMENT TO THE SENIOR SUBORDINATED NOTES. THE 2006 NOTES AND THE 2007 NOTES RANK PARI PASSU WITH ONE ANOTHER. THE COMPANY HAS NOT ISSUED, AND DOES NOT HAVE ANY FIRM ARRANGEMENT TO ISSUE, ANY SIGNIFICANT INDEBTEDNESS TO WHICH THE SENIOR SUBORDINATED NOTES WOULD BE SENIOR. AT DECEMBER 31, 1996, SENIOR INDEBTEDNESS AGGREGATED APPROXIMATELY $343.0 MILLION.

                            ------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


     This Prospectus has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales of the shares of Class A Common Stock, the 10 1/2% Senior Subordinated Notes Due 2006 and the 10 1/2% Senior Subordinated Notes Due 2007 related to market-making transactions, at prevailing market prices, related prices or negotiated prices. The Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as principal or agent in such transactions. See "Plan of Distribution."



                              GOLDMAN, SACHS & CO.


                            ------------------------


                  The date of this Prospectus is May 1, 1997.

                             AVAILABLE INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the Class A Common Stock, 2006 Notes and 2007 Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are necessarily summaries of those documents, and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.


     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Company upon request. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov.


     The Company is required by the terms of the indenture dated as of May 22, 1996 by and between the Company and Harris Trust Company of California, as trustee (the "Trustee"), under which the 2006 Notes were issued (the "2006 Notes Indenture") and the indenture dated as of October 24, 1996 by and between the Company and the Trustee, as trustee, under which the 2007 Notes were issued (the "2007 Notes Indenture"), to furnish the Trustee with annual reports containing consolidated financial statements audited by their independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                            ------------------------


     Western Wireless(R) and VoiceStream(R) are registered service marks and "Telewaves" is a trademark of the Company. CELLULAR ONE(R) is a registered service mark of Cellular One Group. See "Business -- Intellectual Property."

                               PROSPECTUS SUMMARY



     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus. Statements contained in this Prospectus that are not based on historical fact are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The risk factors and cautionary statements identifying important factors that could cause actual results, events or developments to differ materially from those in the forward looking statements are detailed in "Risk Factors" and elsewhere in this Prospectus. Unless the context otherwise requires, the term "Company" or "Western Wireless" when used in this Prospectus refers to Western Wireless Corporation, a Washington corporation which is the successor to a Delaware corporation pursuant to a reincorporation merger that was effected in May 1996, and its subsidiaries and predecessors. All share and per share data in this Prospectus reflect the reclassification in May 1996 of each share of the Company's outstanding common stock, par value $0.001 per share, into 3.1 shares of the Company's Class B Common Stock, no par value (the "Class B Common Stock"), which together with the Company's Class A Common Stock, no par value (the "Class A Common Stock"), is referred to herein as the "Common Stock." In addition, all references to the Class B Common Stock prior to the date of the reclassification refer to the common stock, par value $0.001 per share, of Western Wireless Corporation. Unless the context otherwise requires, when used herein with respect to a licensed area, "persons" and "population" are interchangeable and refer to the aggregate number of persons located in such licensed area, and "pops" refers to the number of such persons in a licensed area multiplied by a company's ownership interest in the license for such licensed area. Persons, population and pops data are estimated for 1996 and 1997 based upon 1995 estimates by Equifax Marketing Decision Systems, Inc. ("Equifax") adjusted by the Company by applying Equifax's growth factors from 1990 to 1995 to the 1990 U.S. Census Bureau population figures, unless otherwise specified.


                                  THE COMPANY


     Western Wireless provides wireless communications services in the western United States. The Company owns, or has been the high bidder in recently concluded auctions of the Federal Communication Commission ("FCC") on, an aggregate of 182 cellular and personal communications services ("PCS") licenses for a geographic area covering approximately 63.9 million persons. In addition, Western Wireless has a 49.9 percent interest in Cook Inlet Western Wireless PV/SS PCS, L.P. ("Cook Inlet PCS"), which owns, or has been the high bidder in the recently concluded FCC auctions on, 21 PCS licenses covering approximately
12.7 million persons. The Company's combined cellular and PCS licenses, together with the Cook Inlet PCS licenses, cover approximately 59% of the land in the continental United States. In its cellular and PCS markets, the Company served 359,700 subscribers at December 31, 1996.



     The Company operates its cellular systems under the CELLULAR ONE(R) brand name and operates its PCS markets under its proprietary VoiceStream(R) brand name. It owns and operates cellular systems in 59 Rural Service Areas ("RSAs") and 16 Metropolitan Statistical Areas ("MSAs") with an aggregate population of approximately 6.1 million persons. The Company holds or was the high bidder on 7 Major Trading Area ("MTA") broadband PCS licenses and 100 Basic Trading Area ("BTA") broadband PCS licenses covering approximately 62.8 million persons. The Company currently offers PCS service in six MTAs -- Honolulu, Salt Lake City, EI Paso/Albuquerque, Portland, Oklahoma City, Des Moines/Quad Cities -- and expects to begin offering service in the Denver MTA during the second quarter of 1997. During 1997, the Company expects to begin design and construction in the Seattle and Phoenix/Tucson BTAs. Each of the Company's operational PCS systems are utilizing Global System for Mobile Communications ("GSM") technology as the network standard. GSM is the leading digital wireless standard worldwide, with systems operating in approximately 110 countries and serving over 30 million subscribers, including systems operational in the United States.

     In addition, Western Wireless is engaged in activities related to its principal wireless communications business. The Company has acquired interests in entities which have made wireless license applications in certain foreign countries, including joint ventures which have obtained GSM cellular licenses in the Republics of Latvia, Georgia and Ghana. During 1997, one such joint venture commenced operations in the Republic of Latvia. The joint ventures in the Republics of Georgia and Ghana have not yet commenced operations. In addition, since their acquisition in February 1996, the Company has operated paging systems in eight western states and currently serves approximately 29,000 customers.



     Western Wireless Corporation was formed in July 1994 as the result of a business combination (the "Business Combination") among various companies, including Markets Cellular Limited Partnership d/b/a Pacific Northwest Cellular, a Delaware limited partnership ("MCLP"), and General Cellular Corporation, a Delaware corporation ("GCC"). GCC commenced operations in 1989 and MCLP was formed in 1992. As a result of the Business Combination and a series of related transactions, Western Wireless Corporation became the owner of all of the assets of MCLP. Accordingly, all financial data relating to the Company herein with respect to periods after the date of the Business Combination reflect the operations of GCC and MCLP and all such data with respect to prior periods reflect only the operations of GCC, which, for accounting purposes, is considered Western Wireless Corporation's predecessor.



STRATEGY



     Historically, the Company has focused on the acquisition and operation of cellular communications systems in RSAs and small MSAs in the western United States. The Company's acquisition of PCS licenses enables it to significantly expand both its customer base and geographic coverage and to offer enhanced wireless communications services. The Company's initial focus with its PCS licenses has been, and will continue to be, to commence operations in the most densely populated areas within its PCS systems. The Company believes that cellular is the optimum technology for rural, less densely populated areas because they are less susceptible to competition and have a greater capacity for future growth than most major markets, and that PCS is the optimum technology for more densely populated urban areas where analog cellular systems are more expensive to deploy and face potential capacity constraints. The Company has entered markets at a relatively low cost, having purchased cellular licenses for an average of $45.68 per pop overall. The Company's PCS MTA licenses were purchased at an average of $10.81 per pop and the PCS BTA licenses were purchased at an average of $3.13 per pop, including the Company's ownership percentage in Cook Inlet PCS's licenses.



     The Company's operating strategy has been to (i) achieve a critical time-to-market advantage by rapidly constructing and commencing operations of PCS systems in urban areas within selected PCS markets; (ii) continue to expand its operations through increased subscriber growth and usage; (iii) utilize its centralized management and back office functions to support the combined needs of its cellular and PCS subscribers, thereby further improving operating efficiencies and generating greater economies of scale; and (iv) selectively acquire cellular and PCS properties primarily in contiguous markets. The Company is implementing its strategy by continuing to build its PCS systems, offer a wide range of products and services at competitive prices, continually upgrade the quality of its network, establish strong brand recognition, create a strong sales and marketing program tailored to local markets and provide a superior level of customer service.

                            COMMON STOCK OUTSTANDING



Common Stock outstanding as of March 31, 1997:
  Class A Common Stock(1)(2).............................  14,810,157 shares
  Class B Common Stock(1)(2).............................  55,198,604 shares
     Total(2)............................................  70,008,761 shares
Voting Rights............................................  The holders of Class A Common Stock have identical rights to holders of
                                                           Class B Common Stock, except that
                                                           holders of Class A Common Stock are
                                                           entitled to one vote per share and
                                                           holders of Class B Common Stock are
                                                           entitled to ten votes per share. See
                                                           "Description of Capital Stock."
Nasdaq National Market Symbol............................  WWCA


---------------

(1) Does not include, as of March 31, 1997, an aggregate of 4,138,904 shares of Class B Common Stock issuable upon exercise of outstanding stock options and exchange rights and an aggregate of 3,791,697 shares of Class A Common Stock issuable upon exercise of outstanding stock options and reserved for issuance pursuant to future option grants under the Company's stock option plan, issuable under the Company's Employee Stock Purchase Plan, issuable under the Company's Executive Restated Stock Plan and issuable under an agreement with an employee of the Company. See "Shares Eligible for Future Sale" and Note 10 to the Company's consolidated financial statements.



(2) Shares of Class B Common Stock are convertible at any time into Class A Common Stock on a one-for-one basis and generally convert automatically into Class A Common Stock upon a transfer. See "Risk Factors -- Control by Management and Existing Shareholders; Anti-Takeover Effect of Dual Classes of Common Stock; Certain Charter Provisions and Washington Law" and "Description of Capital Stock."

             10 1/2% SENIOR SUBORDINATED NOTES DUE 2006 OUTSTANDING



2006 Notes....................  $200 million principal amount of 10 1/2% Senior Subordinated
                                Notes Due 2006 (the "2006 Notes").
                                Principal of, premium, if any, and interest on the 2006
                                Notes will be payable in immediately available funds.
Maturity Date.................  The 2006 Notes will mature on June 1, 2006.
Interest Payment Dates........  June 1 and December 1 of each year, commencing December 1,
                                1996.
Ranking.......................  The 2006 Notes are senior unsecured obligations of the
                                Company and are subordinated in right of payment to the
                                prior payment in full of all Senior Indebtedness and senior in right of payment to any current or future subordinated
                                Indebtedness of the Company. In addition, all existing and future Indebtedness and other liabilities of the Company's
                                Subsidiaries will be effectively senior in right of payment to the 2006 Notes. At December 31, 1996, Senior Indebtedness
                                aggregated approximately $343.0 million. At December 31,
                                1996, the total outstanding Indebtedness of the Company's
                                Subsidiaries not eliminated in the Company's consolidated
                                financial statements was approximately $143.0 million. The
                                2006 Notes rank pari passu with $200.0 million principal
                                amount of outstanding 2007 Notes. See "Risk Factors
                                -- Holding Company Structure; Subordination" and
                                "Description of Senior Subordinated Notes Due
                                2006 -- Subordination."
Optional Redemption...........  Prior to June 1, 2001, the 2006 Notes may be redeemed at the option of the Company in whole or, from time to time, in
                                part at a redemption price equal to the sum of (i) the
                                principal amount of the 2006 Notes to be redeemed plus
                                accrued interest to but excluding the redemption date and
                                (ii) the Make-Whole Amount. After June 1, 2001, the 2006
                                Notes may be redeemed as a whole or, from time to time, in part at the option of the Company at the following
                                redemption prices (expressed as percentages of principal
                                amount), in each case together with accrued interest to but excluding the date fixed for redemption, if redeemed during the 12-month period beginning June 1 of each of the years
                                indicated: 2001 at 105.25%, 2002 at 103.50%, 2003 at 101.75%
                                and 2004 and thereafter at 100%. In addition, on or before
                                June 1, 1998, the Company may, at its option, apply
                                Qualified Capital Stock Proceeds and Affiliate and Related
                                Person Proceeds to redeem up to $66.0 million in aggregate principal amount of 2006 Notes at 110.5% of principal amount together with accrued interest. See "Description of Senior
                                Subordinated Notes Due 2006 -- Optional Redemption." In
                                addition, the Company may be required to offer to repurchase the 2006 Notes upon the occurrence of a Change of Control or upon certain Asset Dispositions. See "Description of Senior
                                Subordinated Notes Due 2006 -- Change of Control" and
                                "-- Covenants -- Limitation on Certain Asset Dispositions."
                                The Company's credit facility (the "Credit Facility") with a consortium of leaders, which provides for $750 million of
                                revolving credit and a $200 million term loan, prohibits the repayment of all or any portion of the principal amount of the 2006 Notes prior to the repayment of all indebtedness
                                under the Credit Facility. See "Description of
                                Indebtedness -- Credit Facility."
Sinking Fund..................  The 2006 Notes are not entitled to any sinking fund.

Change of Control.............  Upon a Change of Control, each Holder of 2006 Notes will have the right to have the Company repurchase all or a
                                portion of such Holder's 2006 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the
                                2006 Notes plus accrued interest to but excluding the
                                Purchase Date. The Company will not be able to so repurchase
                                2006 Notes without obtaining written consents from or
                                repaying the lenders under the Credit Facility.
Certain Covenants.............  The 2006 Notes Indenture contains limitations on, among other things, (a) the Incurrence of additional Indebtedness,
                                (b) the issuance of Preferred Stock by Restricted
                                Subsidiaries, (c) the making of Restricted Payments, (d) the
                                Incurrence of certain Liens, (e) certain Asset Dispositions,
                                (f) dividend and other payment restrictions affecting
                                Restricted Subsidiaries, (g) the sale or issuance of a
                                Wholly Owned Restricted Subsidiary's Capital Stock, (h)
                                transactions with Affiliates and (i) certain consolidations, mergers and transfers of assets. See "Description of Senior
                                Subordinated Notes Due 2006 -- Covenants."



     For definitions of certain capitalized terms used herein, see "Description of Senior Subordinated Notes Due 2006."



             10 1/2% SERIES SUBORDINATED NOTES DUE 2007 OUTSTANDING



     On October 24, 1996, the Company issued $200,000,000 aggregate principal amount of 2007 Notes in a transaction exempt from registration under the Securities Act (the "Original Notes"). The Company subsequently filed a registration statement on Form S-4 in connection with its offer to exchange (the "Exchange Offer") up to $200,000,000 aggregate principal amount of its registered 2007 Notes for up to $200,000,000 aggregate principal amount of the Original Notes. The Exchange Offer expired on December 4, 1996 and, as a result of such Exchange Offer, $199.0 million in principal amount of Original Notes was exchanged for $199.0 million principal amount of exchange notes (the "Exchange Notes").



2007 Notes....................  $200.0 million principal amount of 10 1/2% Senior
                                Subordinated Notes Due 2007, $199.0 million aggregate
                                principal amount of which was exchanged pursuant to the
                                Exchange Offer for Exchange Notes and $1.0 million aggregate principal amount of which was not so exchanged. Although
                                information contained herein with respect to the 2007 Notes is presented with respect to the full $200.0 million
                                aggregate principal amount of 2007 Notes, this Prospectus
                                relates only to the $199.0 million aggregate principal
                                amount of 2007 Notes exchanged in the Exchange Offer (i.e., the Exchange Notes).
                                Principal of, premium, if any, and interest on the 2007
                                Notes will be payable in immediately available funds.
Interest and Maturity Date....  The 2007 Notes bear interest from and including their date of issuance. The 2007 Notes will mature on February 1, 2007.
Interest Payment Dates........  February 1 and August 1 of each year, commencing February 1,
                                1997.

Ranking.......................  The 2007 Notes are senior unsecured obligations of the
                                Company and are subordinated in right of payment to the
                                prior payment in full of all Senior Indebtedness and senior in right of payment to any future subordinated Indebtedness of the Company. In addition, all existing and future
                                Indebtedness and other liabilities of the Company's
                                subsidiaries will be effectively senior in right of payment to the 2007 Notes. At December 31, 1996, Senior Indebtedness
                                aggregated approximately $343.0 million. At December 31,
                                1996, the total outstanding Indebtedness of the Company's
                                subsidiaries not eliminated in the Company's consolidated
                                financial statements was approximately $143.0 million. The
                                2007 Notes rank pari passu with $200.0 million principal
                                amount of outstanding 2006 Notes. See "Risk
                                Factors -- Holding Company Structure; Subordination" and
                                "Description of Senior Subordinated Notes Due 2007 --
                                Subordination."
Optional Redemption...........  Prior to February 1, 2002, the outstanding 2007 Notes may be redeemed at the option of the Company in whole or, from time to time, in part at a redemption price equal to the sum of
                                (i) the principal amount of the 2007 Notes to be redeemed
                                plus accrued interest to but excluding the redemption date and (ii) the Make-Whole Amount. On or after February 1, 2002 the outstanding 2007 Notes may be redeemed as a whole or,
                                from time to time, in part at the option of the Company at the following redemption prices (expressed as percentages of principal amount), in each case together with accrued
                                interest to but excluding the date fixed for redemption, if redeemed during the 12-month period beginning February 1 of each of the years indicated: 2002 at 105.25%, 2003 at
                                103.50%, 2004 at 101.75% and 2005 and thereafter at 100%. In addition, on or before February 1, 1999, the Company may, at its option, apply Qualified Capital Stock Proceeds and
                                Affiliate and Related Person Proceeds to redeem up to $66.0 million in aggregate principal amount of 2007 Notes at
                                110.5% of the stated principal amount thereof, together with accrued interest. See "Description of Senior Subordinated
                                Notes Due 2007 -- Optional Redemption." In addition, the
                                Company may be required to offer to repurchase the 2007
                                Notes upon the occurrence of a Change of Control or upon
                                certain Asset Dispositions. See "Description of Senior
                                Subordinated Notes Due 2007 -- Change of Control" and
                                "-- Covenants -- Limitation on Certain Asset Dispositions."
                                The Credit Facility prohibits the repayment of all or any
                                portion of the principal amount of the 2007 Notes prior to the repayment of all indebtedness under the Credit Facility.
                                See "Description of Indebtedness -- Credit Facility."
Sinking Fund..................  The 2007 Notes are not entitled to any sinking fund.
Change of Control.............  Upon a Change of Control, each Holder of 2007 Notes will have the right to have the Company repurchase all or a
                                portion of such Holder's 2007 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the
                                2007 Notes plus accrued interest to but excluding the
                                Purchase Date. The Company will not be able to so repurchase
                                2007 Notes without obtaining written consents from or
                                repaying the lenders under the Credit Facility.

Certain Covenants.............  The 2007 Notes Indenture contains limitations on, among other things, (a) the Incurrence of additional Indebtedness,
                                (b) the issuance of Preferred Stock by Restricted
                                Subsidiaries, (c) the making of Restricted Payments, (d) the
                                Incurrence of certain Liens, (e) certain Asset Dispositions,
                                (f) dividend and other payment restrictions affecting
                                Restricted Subsidiaries, (g) the sale or issuance of a
                                Wholly Owned Restricted Subsidiary's Capital Stock, (h)
                                transactions with Affiliates and (i) certain consolidations, mergers and transfers of assets. See "Description of Senior
                                Subordinated Notes Due 2007 -- Covenants."



     For additional information regarding the 2007 Notes and for definitions of certain capitalized terms used herein, see "Description of Senior Subordinated Notes Due 2007."



                                USE OF PROCEEDS



     The Company will not receive any proceeds pursuant to market-making transactions.


                                  RISK FACTORS


     Certain factors should be considered in connection with an investment in the Class A Common Stock, the 2006 Notes or the 2007 Notes. See "Risk Factors."



                              RECENT DEVELOPMENTS



     On April 24, 1997, the Company and Triad Cellular Corporation, Triad Cellular L.P. and certain of their affiliates (collectively "Triad") entered into agreements whereby the Company has agreed to acquire from Triad the cellular businesses and assets of Triad in the RSAs designated as Texas 1, 2, 4 and 5, Utah 3, 4 and 6, Oklahoma 7 and 8 and Minnesota 7, 8 and 9, for an aggregate purchase price of (i) approximately $180,000,000, subject to adjustment, plus (ii) 1,600,000 shares of the Company's Class A Common Stock, or, if a registration statement covering such shares of Class A Common Stock is not effective within 90 days after the date of acquisition of such assets, at the option of Triad, $20,000,000. In addition, the Company has entered into an agreement with Triad whereby the Company agrees to acquire from Triad their rights in and to the D and E Block FCC Licenses for PCS Systems in Oklahoma City, OK, Enid, OK, Stillwater, OK, Ponca City, OK, Lubbock, TX, St. George, UT, Worthington, MN and Wilmer-Marshall, MN with respect to which Triad was the high bidder in the recently conducted FCC auctions, for an aggregate purchase price equal to the amounts paid through the closing to the FCC by Triad for such licenses. Triad's successful bids for such licenses aggregated approximately $4,800,000.



     The closing of each of the acquisitions is conditional upon the satisfaction of certain conditions, including obtaining all necessary FCC approvals.



     On April 29, 1997, Western PCS BTA I Corporation, a wholly-owned subsidiary of the Company ("Western BTA"), received a civil investigative demand from the Department of Justice ("DOJ") requiring production of certain documents and responses to certain interrogatories in connection with the DOJ's investigation of bid rigging and market allocation for PCS licenses auctioned by the FCC. Western BTA understands that similar demands were issued to numerous other participants in the FCC PCS auctions, including AT&T. Western BTA believes that its conduct throughout the PCS auctions was consistent with all FCC regulations and applicable laws and intends to cooperate fully with the DOJ's investigative demand.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following tables set forth certain summary consolidated financial data for the Company for each of the three years in the period ended December 31, 1996, which was derived from the Company's consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP. The Company has experienced rapid growth in its revenues and assets during the periods set forth below, which rate of growth will not necessarily continue over the next few years. In addition, the Company has made and expects to make substantial capital expenditures in connection with its wireless communications systems. Accordingly, the operating results set forth below will not necessarily be indicative of future performance.



     The summary consolidated financial and operating data set forth below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto and other financial and operating information included elsewhere in this Prospectus. All financial data relating to the Company herein with respect to periods after the date of the Business Combination reflect the combined operations of GCC and MCLP and all such data with respect to prior periods reflect only the operations of GCC, which, for accounting purposes, is considered Western Wireless Corporation's predecessor. Accordingly, the financial data of the Company for the periods subsequent to the Business Combination are not comparable to financial data for prior periods. See Note 12 to the Company's consolidated financial statements for pro forma information presenting the results of operations of the Company as if the Business Combination occurred on January 1, 1994.



                                                                        YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                   1996          1995          1994
                                                                -----------   -----------   -----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT
                                                                             PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total revenues................................................  $   243,085   $   146,555   $    63,108
                                                                -----------   -----------   -----------
Operating expenses:
  Cost of service.............................................       53,600        27,686        13,303
  Cost of equipment sales.....................................       46,305        20,705        11,446
  General and administrative..................................       66,673        31,253        15,226
  Sales and marketing.........................................       83,652        41,390        18,553
  Depreciation and amortization...............................       79,741        49,456        25,670
  Provision for restructuring costs...........................                                    2,478
                                                                -----------   -----------   -----------
     Total operating expenses.................................      329,971       170,490        86,676
                                                                -----------   -----------   -----------
Operating loss................................................      (86,886)      (23,935)      (23,568)
                                                                -----------   -----------   -----------
Other income (expense):
Interest and financing expense, net...........................      (44,690)      (25,428)      (10,659)
Other, net(1).................................................        1,471        (6,591)        8,267
                                                                -----------   -----------   -----------
  Net loss....................................................  $  (130,105)  $   (55,954)  $   (25,960)
                                                                ===========   ===========   ===========
Net loss per common share before extraordinary item...........  $     (2.00)  $     (0.87)  $     (0.59)
Net loss per common share(2)..................................  $     (2.00)  $     (0.99)  $     (0.59)
                                                                ===========   ===========   ===========
Weighted average common shares and common equivalent shares
  outstanding.................................................   65,196,000    56,470,000    43,949,000
                                                                ===========   ===========   ===========



                                                                                       DECEMBER 31, 1996
                                                                                       -----------------
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents............................................................     $    54,885
Property and equipment, net..........................................................         538,617
Licensing costs and other intangible assets, net.....................................         540,482
Total assets.........................................................................       1,241,703
Long-term debt.......................................................................         743,000
Common stock and paid-in capital.....................................................         569,278
Total shareholders' equity...........................................................         354,249


---------------


(1) Includes an extraordinary loss on early extinguishment of debt of $6.6 million for the year ended December 31, 1995.



(2) The Company has never paid dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future. The Company's Senior Secured Facilities, the 2006 Notes Indenture and the 2007 Notes Indenture contain certain restrictions on the Company's ability to declare and pay dividends on the Common Stock.

                             SUMMARY OPERATING DATA

     The following table sets forth summary operating data of the Company for its cellular operations.


                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                           1996          1995          1994
                                                         ---------     ---------     ---------
Cellular pops(1).......................................  6,104,000     5,764,000     5,241,000
Cellular subscribers...................................    324,200       209,500       112,800
Penetration level(2)...................................        5.4%          3.6%          2.2%



                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                          1996          1995          1994
                                                        ---------     ---------     --------
Average monthly cellular service revenue per
  subscriber(3).......................................  $   65.76     $   73.36     $  77.79
Average monthly cellular subscriber revenue per
  subscriber(4).......................................  $   54.96     $   57.25     $  54.35
Cellular EBITDA (thousands)(5)........................  $  60,289     $  28,929     $  2,102
Cellular capital expenditures (thousands).............  $  98,953     $  62,573     $ 47,423
Cellular cash flows provided by
  (used in) (thousands):
     Operating activities.............................  $  24,353     $   3,370     $   (988)
     Investing activities.............................  $(146,927)    $(140,332)    $(70,190)
     Financing activities.............................  $ 163,496     $ 137,724     $ 70,777


---------------

(1) For 1996, based on 1995 estimates by Equifax adjusted by the Company by a growth factor based upon Equifax's growth factors from 1990 to 1995. For 1995, based upon 1995 estimates by Equifax. For 1994, the Company has evenly applied Equifax's growth factors from 1990 to 1995 to the 1990 U.S. Census Bureau population figures. See "Business -- Cellular Markets and Systems."

(2) Determined by dividing the aggregate number of cellular subscribers by cellular pops.
(3) Cellular service revenues include subscriber, roamer and, beginning in 1996, other revenues. Average monthly service revenue per subscriber is determined for each of the periods by dividing cellular service revenues by the average monthly cellular subscribers, and dividing the result by the number of months in the period. Average monthly subscribers for the period is computed by adding the average of monthly subscribers, which is computed by adding beginning and ending monthly subscribers and dividing by two, and dividing the result by the number of months in the period.
(4) Determined for each of the periods by dividing cellular subscriber revenues by the average monthly cellular subscribers for the period, and dividing the result by the number of months in the period.

(5) EBITDA represents operating loss before depreciation and amortization. EBITDA is a measure commonly used in the industry but is not prepared in accordance with United States generally accepted accounting principles ("GAAP") and should not be considered as a measurement of net cash flows from operating activities. Cellular EBITDA represents EBITDA from cellular operations. In 1994, the Company recorded a provision for restructuring costs of $2.5 million. EBITDA before such provision for restructuring costs would have been $4.6 million in 1994.

     The following table sets forth summary consolidated operating and financial data of the Company.


                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                            1996         1995         1994
                                                          --------     --------     --------
                                                                (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed charges(1)...................      *            *            *
Cash and cash equivalents...............................  $ 54,885     $  8,572     $  7,787
Total debt..............................................  $743,000     $362,487     $211,528



                                                               YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            1996         1995         1994
                                                          --------     --------     --------
                                                                (DOLLARS IN THOUSANDS)
EBITDA(2)...............................................  $(7,145)     $ 25,521     $  2,102
Capital expenditures....................................  $333,315     $ 79,464     $ 47,423
Cash interest expense...................................  $ 36,200     $ 21,700     $ 10,900


---------------

 *   Not meaningful


(1) The ratio of earnings to fixed charges is determined by dividing the sum of earnings (loss) before extraordinary items, interest and financing expense, amortization of deferred financing costs and the portion of rents representative of the interest factor by fixed charges. Fixed charges consist of the sum of interest and financing expense, amortization of deferred financing costs, capitalized interest and the portion of rents representative of the interest factor. The ratio of earnings to fixed charges is not meaningful for periods that result in a deficit. For the periods indicated above, earnings were inadequate to cover fixed charges and the deficiencies of earnings to fixed charges were $135.3 million, $49.7 million and $26.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. See "Risk Factors -- High Leverage; Debt Service; Restrictive Covenants."



(2) EBITDA represents operating loss before depreciation and amortization. EBITDA is a measure commonly used in the industry but is not prepared in accordance with GAAP and should not be considered as a measurement of net cash flows from operating activities. In 1994, the Company recorded a provision for restructuring costs of $2.5 million. EBITDA before such provision for restructuring costs would have been $4.6 million in 1994.

                                  RISK FACTORS


     In addition to the other information contained in this Prospectus, the following should be considered carefully in evaluating the Company and an investment in the Class A Common Stock, the 2006 Notes or the 2007 Notes.


HIGH LEVERAGE; DEBT SERVICE; RESTRICTIVE COVENANTS


     The Company is, and will continue to be, highly leveraged and subject to significant financial restrictions and limitations. As of December 31, 1996, the Company's total indebtedness was $743.0 million or approximately 67.7% of its total capitalization. Indebtedness under the Credit Facility and the $300 million credit facility (the "NORTEL Facility" and, together with the Credit Facility, the "Senior Secured Facilities") of a subsidiary of the Company with a consortium of lenders matures on March 31, 2005 and December 31, 2003, respectively, and bears interest at variable rates. Substantially all the assets of the Company are pledged as security for such indebtedness. The $200 million principal amount of each of the 2006 Notes and the 2007 Notes bear interest at 10 1/2% and mature on June 1, 2006, and February 1, 2007, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Indebtedness."



     For the year ended December 31, 1996, the Company had negative ratios of earnings to fixed charges and earnings coverage deficiencies of approximately $135.3 million. There can be no assurance that the Company will generate sufficient cash flow from operating activities to meet its debt service and working capital requirements. In such event, the Company may need to seek additional financing. There can be no assurance that any such financing or refinancing could be obtained on terms that are acceptable to the Company. In the absence of such financing or refinancing, the Company could be materially limited in its ability to build out its existing cellular and PCS systems or be forced to dispose of assets in order to make up for any shortfall in the payments due on its indebtedness under circumstances that might not be favorable to the realization of the highest price for such assets. Given that a substantial portion of the Company's assets consists of intangible assets, principally licenses granted by the FCC, the value of which will depend upon a variety of factors (including the success of the Company's PCS and cellular businesses and the wireless communications industry in general), there can be no assurance that the Company's assets could be sold quickly enough, or for sufficient amounts, to enable the Company to meet its obligations.



     The Company intends to continue building out its PCS MTAs and selected BTAs and pursuing opportunities to acquire additional wireless communications systems that complement its existing systems. The Company currently anticipates that it will require approximately $225 million to complete the build-out of its PCS MTA systems and to begin construction of the Seattle and Phoenix/Tucson BTA systems and approximately $81 million for the acquisition of the D and E Block PCS licenses for which it was the high bidder in the FCC auctions that concluded in 1997. In addition, further funds will be required to finance the continued growth of its cellular and PCS operations (which may be significant), provide for working capital, and service debt. The Company will utilize cash on hand and amounts available for borrowing under the Senior Secured Facilities for such purposes. At December 31, 1996, the amounts available for borrowings under the Credit Facility and the NORTEL Facility were $166.6 million and $23.7 million, respectively. To the extent that the build-out of the PCS systems is faster than expected, the costs are greater than anticipated or the Company takes advantage of acquisition opportunities, including those that may arise through the reauction of MTAs or BTAs by the FCC, the Company may require additional funding to implement its business strategy. The Company continues to consider additional sources of funding to meet those potential needs which may include the issuance of additional indebtedness or the sale of additional equity. There can be no assurance that the Company will be able to obtain such financing on acceptable or favorable terms and in adequate amounts to accomplish its objectives.

     The Senior Secured Facilities, the 2006 Notes Indenture and the 2007 Notes Indenture contain, and any additional financing agreements may contain, certain restrictive covenants. The Senior Secured Facilities, the 2006 Notes Indenture and the 2007 Notes Indenture require the Company to comply with certain financial and operational performance covenants, and, while the Company expects to remain in compliance with such covenants, there can be no assurance to that effect. The restrictions contained in the Senior Secured Facilities, the 2006 Notes Indenture and the 2007 Notes Indenture affect, and in some cases will significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, create liens, sell assets and engage in mergers and consolidations. In addition to such covenants, the Credit Facility requires the Company to maintain certain financial ratios. The financial ratio covenants in the Credit Facility include, among others, a limitation on the incurrence of indebtedness based on the ratio of the Company's indebtedness to operating cash flow (as defined in the Credit Facility) and a requirement that the Company's ratio of operating cash flow to cash interest expense be not less than specified levels. The NORTEL Facility contains, among others, covenants of Western PCS II Corporation, a subsidiary of the Company and the borrower thereunder, relating to minimum gross revenues and the ratio of cash coverage (as defined in the NORTEL Facility) to operating cash flow (as defined in the NORTEL Facility). Each of the 2006 Notes Indenture and the 2007 Notes Indenture contains a limitation, among others, on the incurrence of indebtedness based on the ratio of the Company's indebtedness to EBITDA. See "Description of Indebtedness," "Description of Senior Subordinated Notes Due 2006" and "Description of Senior Subordinated Notes Due 2007" for a more detailed description of the restrictive covenants and other terms of the Senior Secured Facilities, the 2006 Notes Indenture, and the 2007 Notes Indenture. An event of default under the Senior Secured Facilities, the 2006 Notes Indenture, or the 2007 Notes Indenture would allow the acceleration of the maturities of the indebtedness thereunder. In such event, it is likely that all of the Company's indebtedness would become immediately due and payable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Senior Subordinated Notes Due 2006," "Description of Senior Subordinated Notes Due 2007" and "Description of Indebtedness."


LIMITED OPERATING HISTORY; PAST AND FUTURE OPERATING LOSSES AND NEGATIVE CASH
FLOW


     Western Wireless Corporation was formed in July 1994 as a result of the Business Combination among various companies, including MCLP and GCC. The Business Combination constituted an acquisition of MCLP by GCC for accounting purposes. As a result, all financial data relating to the Company herein with respect to periods after the date of the Business Combination reflect the combined operations of GCC and MCLP and all such data with respect to prior periods reflect only the operations of GCC, which, for accounting purposes, is considered Western Wireless Corporation's predecessor. GCC commenced operations in 1989, and MCLP was formed in 1992. As a result of an inability to service then-existing debt requirements, GCC filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code in October 1991 and, pursuant to a prepackaged plan, emerged from bankruptcy in March 1992. As a result of the Business Combination and a series of related transactions, the Company became the owner of all of the issued and outstanding shares of common stock of GCC and all of the assets of MCLP. See "Business -- Introduction," "Principal Shareholders" and "Certain Transactions."



     The Company sustained operating losses of approximately $86.9 million (including $81.8 million of losses attributable to the Company's PCS operations), $23.9 million (including $3.7 million of losses attributable to the Company's PCS operations), and $23.6 million for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, the Company had an accumulated deficit of $214.2 million. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next several years, while it develops and constructs its PCS systems and builds a PCS subscriber base. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from operating activities in the future or that it will generate sufficient cash flow to service its debt requirements. See "-- High Leverage; Debt Service; Restrictive Covenants" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION


     Competition for subscribers among wireless licensees is based principally upon the services and enhancements offered, the technical quality of the system, customer service, system coverage, capacity and price. In the future, the Company expects to face increased competition from entities providing similar services using other communications technologies and services. While some of these technologies and services are currently operational, others are being developed or may be developed in the future. The Company's PCS business in markets in which it operates faces competition from providers of cellular service and from other providers of PCS services as they enter such markets. Under current FCC rules, there may be up to six PCS licenses granted in each geographic area in addition to the two existing cellular licenses. Also, the FCC has licensed Specialized Mobile Radio ("SMR") dispatch system operators to construct digital mobile communications systems on existing SMR frequencies, referred to as Enhanced Specialized Mobile Radio ("ESMR"), in many cities throughout the United States, including some of the markets in which the Company operates. ESMR systems, including those operated by Nextel Communications, Inc., could be competitive with the Company's cellular and PCS systems. The Company has one cellular competitor in each of its cellular markets, including AirTouch Cellular Communications, Inc. ("AirTouch"), Aliant Communications, Inc. ("Aliant"), CommNet Cellular, Inc. ("CommNet"), Kansas Cellular, Southwestern Bell Mobile Systems ("Southwestern Bell") and United States Cellular Corporation ("US Cellular"), and there will be up to six PCS licensees in each of its markets. The Company's principal competitors in its PCS business are PCS PrimeCo L.P. ("PrimeCo"), Sprint Spectrum L.P. ("Sprint Spectrum") and AT&T Wireless Services, Inc. ("AT&T Wireless"), as well as the two existing cellular providers in its PCS markets. These cellular competitors include AT&T Wireless, US Cellular and U S WEST Media Group. The Company also competes with paging, dispatch and conventional mobile telephone companies, resellers and landline telephone service providers.


     All of such competition may be intense. Given the rapid advances in the wireless communications industry, there can be no assurance that new technologies will not evolve that will compete with the Company's products and services. In addition, a number of the Company's competitors have substantially greater financial, technical, marketing, sales, manufacturing and distribution resources than those of the Company and have significantly greater experience than the Company in testing new or improved communications products and services and obtaining regulatory approvals. Some competitors are expected to market other services, such as landline telephone and cable services, with their wireless communications service offerings. Several of the Company's competitors are operating, or planning to operate, through joint ventures and affiliation arrangements, wireless communications systems that encompass most of the continental United States. See "-- Absence of PCS Operating History in the United States; Handset Availability," "-- Risks Relating to GSM Technical Standard" and "Business -- Competition."

RISKS RELATING TO GSM TECHNICAL STANDARD

     When the FCC first licensed cellular systems in the United States, it specified the technical standards of analog cellular system operation to ensure nationwide compatibility between all analog cellular carriers. In contrast, the FCC has not mandated the technology standard for digital cellular or PCS operations, leaving each licensee free to select among several competing technologies that have sufficient technological differences to preclude their interoperability. The Company has chosen the GSM technical standard in its PCS markets and believes that GSM offers the Company significant advantages over the other competing technologies. There are, however, certain risks with respect to the deployment of GSM.

     The Company, together with the other MTA and BTA PCS licensees who have announced their intent to deploy GSM-based systems, collectively will cover markets containing approximately 260 million persons, representing approximately 98% of the U.S. population. PCS licensees in several markets adjacent to the Company's PCS markets, including California, Minnesota, Missouri and Nevada, have announced that they intend to use the GSM standard. In order for the Company's PCS subscribers to roam in other markets, and vice versa, at least one PCS licensee in the other market must utilize the GSM standard, or the subscribers must use dual-mode handsets that would permit the subscriber to use the cellular system in the other market. Dual-mode handsets which would permit such usage are not currently available. There can be no assurance that PCS licensees who have announced their intent to deploy GSM-based systems will build out their respective markets, and, accordingly, GSM-based systems may cover less than 98% of the U.S. population. See "-- Absence of PCS Operating History in the United States; Handset Availability."



     The Company's principal PCS competitors have committed to standards other than GSM and, as a result, without PCS handsets that can access both GSM and competing systems, there is a risk that customers of the Company's PCS services may not be able to conveniently use PCS services while roaming in certain geographic areas outside the Company's PCS markets. PrimeCo and Sprint Spectrum have publicly announced that they intend to deploy PCS systems based on a Code Division Multiple Access ("CDMA") standard. AT&T Wireless and Southwestern Bell have selected the Time Division Multiple Access ("TDMA") standard. It estimated that together, CDMA-based PCS providers, including competitors in several of the Company's markets, own licenses covering approximately 100% of the U.S. population (based on 1990 U.S. Census Bureau figures used by the FCC for auction purposes) and AT&T Wireless and Southwestern Bell, with their TDMA standard, own PCS licenses which contain approximately 93% of the U.S. population (based on 1990 U.S. Census Bureau figures used by the FCC for auction purposes). Licensees in the FCC's completed C, D, E & F Block auctions of PCS licenses may or may not select GSM technology; certain purchasers of licenses in such auctions have announced their intention not to utilize the GSM standard in such markets. Accordingly, certain major metropolitan areas will not be served by GSM-based PCS systems. The Company's ability to establish a PCS subscriber base and to compete successfully in the PCS business with those operators offering greater roaming capabilities may be adversely affected by the fact that the Company's PCS subscribers will only be able to roam into regions served by GSM-based PCS systems until dual-mode handsets permitting them to use the existing cellular system become available. See "Business -- PCS Operations."


ABSENCE OF PCS OPERATING HISTORY IN THE UNITED STATES; HANDSET AVAILABILITY

     PCS systems have no significant operating history in the United States and there can be no assurance that these businesses will become profitable. In addition, the extent of potential demand for PCS in the Company's markets cannot be estimated with any degree of certainty. The inability of the Company to establish PCS services or to obtain appropriate equipment for the PCS business could have a material adverse effect on the Company.


     Handsets used for GSM-based PCS systems cannot currently be used with cellular systems, and vice versa. Although the Company has been advised by the manufacturers of dual-mode handsets that handsets allowing a user to access both GSM networks and analog cellular networks will be commercially available in sufficient quantities by 1998, there can be no assurance that such handsets can be successfully manufactured or that the Company can obtain such handsets at competitive prices. Such dual-mode handsets are not yet commercially available and will be more expensive than single-mode handsets. The lack of interoperability or the comparatively higher cost of such handsets may impede the Company's ability to retain current cellular subscribers or attract potential new wireless communications subscribers. See "Business -- PCS Operations."

INTELLECTUAL PROPERTY AND BRANDING


     The Company currently uses the registered service mark CELLULAR ONE to market its cellular services. The Company's use of this service mark is governed by five-year contracts between the Company and Cellular One Group, the owner of the service mark. Each of these agreements may be renewed at the Company's option for three additional five-year terms. Under these agreements, the Company has agreed to meet operating and service quality standards for its cellular service areas. If these agreements were not renewed upon expiration or if the Company were to fail to meet the applicable operating or service quality standards, and, therefore, were no longer permitted to use the CELLULAR ONE service mark, the Company's ability to attract new subscribers and retain existing subscribers could be materially impaired. AT&T Wireless, which had been the single largest user of the CELLULAR ONE brand name, has reduced its use of the brand as a primary service mark. In addition, if for some reason beyond the Company's control the name CELLULAR ONE were to suffer diminished marketing appeal, the Company's ability both to attract new subscribers and retain existing subscribers could be materially impaired. In such circumstances or otherwise, the Company may explore development or acquisition of a new service mark.



     The Company currently uses its VoiceStream registered service mark to market its PCS services in all of its PCS markets. There can be no assurance that such registration will provide any meaningful benefit to the Company. Competitors of the Company possess, and others may develop over time, branding with significantly greater name recognition than that of the Company. A failure by the Company to maintain existing rights to its current cellular branding, to successfully develop value in its "VoiceStream" mark or to develop suitable alternatives thereto would have a material adverse effect on the Company's ability to market its products and services and could require the Company to invest significant additional funds to develop such alternatives. See
"Business -- Intellectual Property."


HOLDING COMPANY STRUCTURE; SUBORDINATION


     Substantially all of the Company's assets and operations are held by or conducted through subsidiaries and, to that extent, the Company is effectively a holding company. The Company relies on dividends, loan repayments and other intercompany cash flows from its subsidiaries to generate the funds necessary to meet its debt service obligations, including the payment of principal, premium, if any, and interest on the Senior Subordinated Notes. The payment of dividends and the repayment of loans and advances by the Company to its subsidiaries are subject to statutory, contractual and other restrictions, are dependent upon the earnings of such subsidiaries and are subject to various business considerations. In addition, the Senior Subordinated Notes are effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. As of December 31, 1996, the total outstanding indebtedness of the Company's subsidiaries not eliminated in the Company's consolidated financial statements was approximately $143.0 million. Moreover, claims of creditors of the Company's subsidiaries, including tax authorities and trade creditors, will generally have a priority claim to the assets of such subsidiaries over the claims of the Company and the holders of indebtedness of the Company, including holders of the Senior Subordinated Notes. See "Description of Senior Subordinated Notes Due 2006" and "Description of Senior Subordinated Notes Due 2007."


PCS BUILD-OUT AND CAPITAL EXPENDITURES


     The Company currently operates PCS systems in the Honolulu, Salt Lake City, El Paso/Albuquerque, Portland, Oklahoma City and Des Moines/Quad Cities MTAs, and is in the construction phase of the initial build-out of its Denver MTA PCS system, which is expected to be operational in the second quarter of 1997. The Company's 30 MHz PCS licenses are subject to a requirement that the Company construct network facilities that offer coverage to at least one-third of the population in the relevant MTA by June 2000, five years from the grant of the license (the "Five-Year Build-out Requirement"), and to at least two-thirds of the population by June 2005, 10 years from the grant of the license (the "10-Year Build-out Requirement"). In each of the Honolulu, Salt Lake City, El Paso/Albuquerque, Portland, Oklahoma City, and Des Moines/Quad Cities MTAs, the Company currently has sufficient coverage to satisfy the Five-Year Build-out Requirement. The Company anticipates that its build-out in all of its MTA markets, if completed as currently planned by the end of 1998, will satisfy the 10-Year Build-out Requirement. The Company's 10 MHz PCS licenses are subject to a requirement that the Company construct network facilities that offer coverage to at least one-quarter of the population in their relevant BTA within five years of being licensed, or make a showing of substantial service in their relevant BTA within five years of being licensed. Should the Company fail to meet these coverage requirements, it may be subject to forfeiture or nonrenewal of the license or the imposition of fines by the FCC. See "Business -- Governmental Regulation." The PCS build-out in each MTA is subject to successful completion of the network design, site and facility acquisitions, the purchase and installation of the network equipment, network testing and satisfactory accommodation of microwave users currently using the spectrum. Delays in any of these areas could have a material adverse effect on the Company's ability to complete the build-out in a timely manner.


     The successful build-out of the Company's PCS systems will depend to a significant degree upon the Company's ability to lease or acquire appropriate sites for the location of its base station equipment. The Company has begun the site selection and acquisition process. The site selection process will require the continued successful negotiation of use agreements for or acquisitions of numerous additional sites, and may require the Company to obtain zoning variances or other governmental or local regulatory approvals, which are beyond the Company's control. Delays in the site selection process, as well as construction delays and other factors, could adversely affect the timing of the commencement of commercial service in the Company's PCS systems. See
"-- Relocation of Fixed Microwave Licensees" and "Business -- Governmental Regulation."


     The Company currently anticipates that it will require approximately $225 million to complete the build-out of its PCS MTA systems and to begin construction of the Seattle and Phoenix/Tucson BTA systems and approximately $81 million for the acquisition of the D and E Block PCS licenses for which it was the high bidder in the FCC auctions that concluded in 1997. In addition, further funds will be required to finance the continued growth of its cellular and PCS operations (which may be significant), provide for working capital, and service debt. The Company will utilize cash on hand and amounts available for borrowing under the Credit Facility and the NORTEL Facility for such purposes. The build-out of the Company's PCS systems will require substantial additional funds and the capital cost of completing the project in any particular MTA or BTA and overall could vary materially from such estimates. If adequate funds are not available from its existing capital resources, the Company may be required to curtail its service operations or to obtain additional funds on terms less favorable than those contained in the Company's current arrangements.



     In addition, the implementation of the PCS build-out plan is subject to the availability from suppliers of the infrastructure equipment and subscriber equipment the Company plans to use. Accordingly, there are risks associated with the completion of development, timely manufacture and successful implementation of newly developed wireless equipment in the build-out of the Company's PCS systems. The Company has entered into agreements for the supply of infrastructure equipment with NORTEL, Nokia Telecommunications Inc. and Lucent Technologies Inc. ("Lucent Technologies"). In addition, the Company has entered into an agreement with Nokia Mobile Phones, Inc. (together with its affiliate, Nokia Telecommunications Inc., "Nokia"), pursuant to which the Company has committed to purchase PCS and dual-mode handsets totaling approximately $43.7 million through October 1, 1999. See "-- Absence of PCS Operating History in the United States; Handset Availability," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Products and Services."


     The cost to the Company of PCS handsets is higher than its cost of cellular handsets. In order to compete effectively with sellers of analog cellular handsets, the Company is subsidizing the sale of its PCS handsets. There can be no assurance it will be able to sell such handsets on commercially favorable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RELOCATION OF FIXED MICROWAVE LICENSEES


     For a period of up to ten years after the grant of a PCS license (subject to extension), a PCS licensee will be required to share spectrum with existing licensees that operate certain fixed microwave systems, which exist within each of the Company's MTAs and BTAs. To secure a sufficient amount of unencumbered spectrum to operate its PCS systems efficiently, the Company may need to negotiate agreements to relocate many of these existing licensees. In such places where relocation is necessary to permit operation of the Company's PCS systems, any delay in the relocation of such licensees may adversely affect the Company's ability to commence timely commercial operation of its PCS systems. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC has adopted (i) a transition plan to relocate such microwave operators to other spectrum blocks and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefitting PCS licensees will share the costs of the relocation. In the case of A and B Block PCS license holders, this transition plan allows most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire or emergency medical services operations, the voluntary negotiation period is three years, with a two-year mandatory negotiation period. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the existing microwave user is permitted to continue its operations until final FCC resolution of the matter. The transition and cost sharing plans expire on April 4, 2005 for A and B Block licenses, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations. The FCC has shortened the voluntary negotiation period to one year (for non-public safety entities) for all Blocks other than A and B. There can be no assurance that the Company will be successful in reaching timely agreements with the existing microwave licensees or that any such agreements will be on terms favorable to the Company. Further, depending on the terms of such agreements, the Company's ability to operate its PCS systems profitably may be adversely affected. The Company estimates that to complete its construction schedule through December 31, 1997 it may be required to relocate approximately 135 microwave links. Through December 31, 1996, the Company has relocated or reached agreement to relocate 110 microwave links. See "Business -- Governmental Regulation."


GOVERNMENTAL REGULATION


     The licensing, construction, operation, acquisition and sale of cellular and PCS systems, as well as the number of cellular and other wireless licensees permitted in each market, are regulated by the FCC. Changes in the regulation of such activities, such as a decision by the FCC to issue new licenses or permit more than two licenses in each market for cellular communications services, could have a material adverse effect on the Company's operations. The FCC is currently conducting an auction of spectrum in other frequency bands (for "Wireless Communication Service") which could potentially be used for wireless communications and PCS-like services, although the FCC has indicated that interference problems may be insurmountable for mobile applications. In addition, all cellular licenses in the United States, including the Company's licenses, were granted for an initial 10-year term and are subject to renewal. Licenses may be revoked by the FCC at any time for cause. Four of the Company's cellular licenses expire on October 1, 1997. While the Company believes that each of its cellular licenses will be renewed based upon FCC rules establishing a presumption in favor of licensees that have provided "substantial" service during their past license term and have substantially complied with their regulatory obligations during the initial license period, there can be no assurance that all of the Company's cellular licenses will be renewed.

     All PCS licenses are granted for a 10-year period, at the end of which period the licensee must apply for renewal. Licenses may be revoked by the FCC at any time for cause. All 30 MHz broadband PCS licenses, including those of the Company, are subject to the Five-Year Build-out Requirement and the 10-Year Build-out Requirement. While the Company believes that each of its PCS licenses will be renewed based upon FCC rules establishing a presumption in favor of licensees that have provided "substantial" service during the past license term and have substantially complied with their regulatory obligations during the initial license period, there can be no assurance that all of the Company's PCS licenses will be so renewed. See "-- PCS Build-out and Capital Expenditures."

     The Company also must obtain a number of approvals, licenses and permits in the operation of its business, including licenses from the Federal Aviation Administration (the "FAA") in connection with cellular and PCS towers. Additionally, the wireless communications industry is subject to certain state and local governmental regulation. Operating costs are also affected by other governmental actions that are beyond the Company's control. There is no assurance that the various federal, state and local agencies responsible for granting such licenses, approvals and permits will do so or that, once granted, will not revoke or fail to renew them. The absence of such licenses, approvals and permits would adversely affect existing operations and could delay commencement of or prohibit certain business operations proposed by the Company. See "Business -- Governmental Regulation."


     Because the Company has controlling interests in cellular markets that overlap the Denver MTA, the Company must comply with FCC rules that limit the aggregate amount of cellular and PCS spectrum that a single entity may own or control in a given territory. Current rules would require divestiture of certain cellular or PCS holdings. However, pending administrative challenges may result in additional compliance options.



     The wireless communications industry also is subject to continually evolving regulation. There are a number of issues on which modification to existing regulation or new regulation has been or in the future may be suggested, including the effect of wireless communications equipment on medical equipment and devices, electromagnetic interference and cancer, as well as interference between types of wireless systems. As new regulations are promulgated on these subjects or other subjects, the Company may be required to modify its business plans or operations in order to comply with any such regulations. There can be no assurance that the Company will be able to do so in a cost effective manner, if at all. See "-- Radio Frequency Emission Concerns; Medical Device Interference" and "Business -- Governmental Regulation."


RADIO FREQUENCY EMISSION CONCERNS; MEDICAL DEVICE INTERFERENCE


     Media reports have suggested that certain radio frequency ("RF") emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over RF emissions may have the effect of discouraging the use of wireless handsets, which could have an adverse effect upon the Company's business. On August 1, 1996, the FCC updated the guidelines and methods it uses for evaluating RF emissions from radio equipment, including wireless handsets. While the update imposes more restrictive standards on RF emissions from lower power devices such as wireless handsets, it is believed that all wireless handsets currently marketed by the Company and in use by the Company's subscribers already comply with the new proposed standards. Petitions for reconsideration of rules and requests to stay the effective date of the rules are pending.


     Certain interest groups have requested that the FCC investigate claims that the GSM technology poses health concerns and causes interference with hearing aids and other medical devices. The Center for the Study of Electromagnetic Compatibility at the University of Oklahoma, which was founded in 1994 with funds from the wireless industry, is studying this issue and recently released its findings with respect to the first phase of its study. Such phase of the study, which was designed to examine extreme conditions, found that digital technologies cause interference with hearing aids in certain instances. In addition, the Personal Communications Industry Association ("PCIA") announced in July 1995 that it was undertaking an industry-wide study to gather information on possible PCS interference with medical devices for all PCS standards. Currently, PCIA is conducting negotiations between representatives of persons with disabilities and industry officials to decide on industry-wide standards of compatibility. There can be no assurance that the findings of such studies will not have an adverse effect on the Company's business (including its use of GSM technology) or that such findings will not lead to governmental regulations that will have an adverse effect on the Company's business. See
"Business -- Governmental Regulation."

FINALITY OF PCS AUCTIONS


     All of the MTA PCS licenses, including those of the Company, and most of the BTA PCS licenses auctioned under the C Block, have been awarded by the FCC and the holders of the licenses are permitted to construct their PCS systems and commence operations. The Orders granting the Company the A and B Block licenses and Cook Inlet PCS the C Block licenses are final and non-appealable. Nevertheless, there are certain unresolved actions before the FCC following remand by a federal court challenging the validity of certain spectrum aggregation limits which affected eligibility for the auction. As a result of the challenges, although it currently appears unlikely, the Company could lose its PCS licenses or have adverse conditions imposed on them, and in such event the loss resulting from any adverse conditions or, in the case of license revocation, from its costs and expenses in bidding for and obtaining the licenses and in beginning the site acquisition and build-out for its PCS systems could have a material adverse effect on the Company. In addition, all licenses which were the subject of the D, E and F Block auctions are subject to completion of acquisition requirements and FCC grant. See
"Business -- Governmental Regulation."



CONTROL BY MANAGEMENT AND EXISTING SHAREHOLDERS; ANTI-TAKEOVER EFFECT OF DUAL CLASSES OF


COMMON STOCK; CERTAIN CHARTER PROVISIONS AND WASHINGTON LAW



     Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. John W. Stanton and Theresa E. Gillespie, the Company's Chairman and Chief Executive Officer, and Senior Vice President, respectively, and certain other holders of shares of Class B Common Stock who are parties to an agreement (the "Shareholders Agreement"), beneficially own 65,000 shares of outstanding Class A Common Stock and 47,357,416 shares of outstanding Class B Common Stock, which represent approximately 67.7% of the outstanding shares of Common Stock and 83.6% of the combined voting power of the Common Stock. These shareholders have agreed to vote their shares for each other's designees, subject to certain ownership requirements, and are able to control the election of the entire Board of Directors. Such voting control by such holders of Common Stock, and certain provisions of Washington law affecting acquisitions and business combinations, which have been incorporated by the Company into its Articles of Incorporation, may discourage certain transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might receive a premium for their shares over the then-prevailing market price, and may have a depressive effect on the market price for Class A Common Stock. See "Principal Shareholders," "Certain Transactions" and "Description of Capital Stock."


DEPENDENCE UPON KEY PERSONNEL

     The Company will be dependent to a large degree on the services of Mr. Stanton, as Chairman of the Board and Chief Executive Officer, and other current members of management. The Company and Mr. Stanton have entered into an employment agreement which provides that Mr. Stanton's employment may be terminated at any time by the Company, specifies base compensation of

$180,000 per year (which base compensation has been subsequently adjusted by the Board of Directors to $190,000 per year) with a targeted annual bonus of 100% of the base compensation, as determined by the Board of Directors. The Board of Directors may, in its discretion, increase Mr. Stanton's compensation, either permanently or for a limited period, if the Board of Directors shall deem it advisable in order to fairly compensate Mr. Stanton for the value of his services. Severance is payable under the agreement in the event Mr. Stanton's employment with the Company is involuntarily terminated for other than Cause (as defined in the agreement) in an amount equal to any accrued targeted bonus through the date of termination, 12 months base salary and 12 months annual targeted bonus. The Company will also make specified insurance benefit payments on behalf of Mr. Stanton and his dependents for 12 months following involuntary termination. In addition, in such event unvested stock options become vested in accordance with a schedule provided in the agreement; however, Mr. Stanton currently holds no stock options. In the event of a voluntary termination or a termination for Cause, no severance is payable by the Company. In addition, the agreement provides that during the term of the agreement and for one year following the termination of Mr. Stanton's employment for any reason, Mr. Stanton may not engage in a business which is substantially the same as or similar to the business of the Company; provided, that such prohibition shall not preclude Mr. Stanton's investment in other companies engaged in the wireless communications business or his ability to serve as a director of other companies in the wireless communications business, in each case subject to his fiduciary obligations as a director of the Company.


     Loss of the services of Mr. Stanton or other members of management could have a material adverse effect on the business of the Company and qualified replacements may be difficult or impossible to find or retain. An event of default under the Credit Facility would occur if Mr. Stanton (or a suitable replacement) ceases, for any reason, to be the Chairman of the Company's Board of Directors. See "Description of Indebtedness" and "Management -- Employment Agreements."

SEASONALITY

     The Company, and the wireless communications industry in general, have historically experienced significant subscriber growth during the fourth calendar quarter. Accordingly, during such quarter the Company experiences greater losses on equipment sales and increases in sales and marketing expenses. The Company has historically experienced highest usage and revenue per subscriber during the summer months. The Company expects these trends to continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."


NO ASSURANCE OF PUBLIC MARKET FOR THE CLASS A COMMON STOCK; POSSIBLE VOLATILITY OF PRICE OF CLASS A COMMON STOCK



     Prior to the Company's public offering of Class A Common Stock in May 1996, there was no public market for the Company's Common Stock. Although the Class A Common Stock is quoted on The Nasdaq National Market, there is no guarantee that a significant or active public market for the Class A Common Stock can be sustained. The market price of the Class A Common Stock may be extremely volatile. Factors such as fluctuations in the valuation of wireless licenses, results of current and future FCC auctions, acquisitions by the Company, significant announcements by the Company and its competitors, quarterly fluctuations in the Company's operating results and general conditions in the communications market may have a significant impact on the market price of the Class A Common Stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology and communications companies, often unrelated to the operating performance of the specific companies. The underwriters of the Company's initial public offering of Class A Common Stock have informed the Company that, subject to applicable laws and regulations, they intend to make a market in the Class A Common Stock. They are not obligated to do so, however, and any such market-making may be discontinued at any time without notice. Moreover, because of the affiliation of Goldman, Sachs & Co. with the Company, Goldman, Sachs & Co. is required to deliver a current prospectus and otherwise comply with the requirements of the Securities Act in connection with any secondary market sale of the Class A Common Stock, which may affect their ability to continue market-making activities. See "Plan of Distribution."



NO ASSURANCE OF PUBLIC MARKET FOR THE SENIOR SUBORDINATED NOTES; POSSIBLE VOLATILITY OF PRICE OF SENIOR SUBORDINATED NOTES



     The Company has not applied, and does not intend to apply, for listing of the 2006 Notes or the 2007 Notes on any securities exchange or for the inclusion of the 2006 Notes or the 2007 Notes in any automated quotation system. Although the underwriters and the purchasers in the initial offerings of the 2006 Notes and the 2007 Notes, respectively, have informed the Company that, subject to applicable laws and regulations, they intend to make a market in the 2006 Notes and the Exchange Notes, respectively, they are not obligated to do so and any such market-making activities may be discontinued at any time without notice. Moreover, because of the affiliation of Goldman, Sachs & Co. with the Company, Goldman, Sachs & Co. is required to deliver a current prospectus and otherwise comply with the requirements of the Securities Act in connection with any secondary market sale of the 2006 Notes or the Exchange Notes, which may affect their ability to continue market-making activities. See "Plan of Distribution." Accordingly, there can be no assurance as to the liquidity of any trading market for the 2006 Notes or the Exchange Notes or the ability of holders to sell their 2006 Notes or Exchange Notes or the price at which such holders may be able to sell their 2006 Notes or their Exchange Notes. The 2006 Notes and the Exchange Notes could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the 2006 Notes and the Exchange Notes. There can be no assurance that the trading markets for the 2006 Notes and the Exchange Notes will not be subject to similar disruptions.



SHARES ELIGIBLE FOR FUTURE SALE



     Sales of substantial amounts of Class A Common Stock in the public market could adversely affect prevailing market prices. Shares sold in the public offerings of Class A Common Stock are freely tradeable in the public market. Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis and such shares generally convert automatically into Class A Common Stock upon a transfer. In addition to the shares of Class A Common Stock sold by the Company and the Selling Shareholders in the public offerings of Class A Common Stock and by certain shareholders pursuant to Rule 144 or Rule 701, 55,198,604 additional outstanding shares of Class A Common Stock (assuming the conversion of Class B Common Stock into Class A Common Stock on a one-for-one basis) are eligible for sale in the public market. Also, up to an aggregate of 5,849,297 shares of Class A Common Stock, including an aggregate of 3,050,548 shares of Class B Common Stock (assuming the conversion of Class B Common Stock into Class A Common Stock on a one-for-one basis), and 922,000 Shares of Class A Common Stock, issuable upon exercise of outstanding stock options ("Option Shares"), and up to an aggregate of 1,000,000 shares of Class A Common Stock purchased under the Company's Employee Stock Purchase Plan have been registered by the Company and are eligible for resale in the public market at various times, depending upon when such shares are actually issued, if at all. Up to 327,882 shares of Class B Common Stock issuable upon exercise of exchange rights exercisable no sooner than 2001 issued to the Company's partners in Cook Inlet PCS, and 8,860 shares of Class A Common Stock (based on the fair value of the stock of Western Wireless International Corporation ("Western International") on the date hereof is salable under an agreement with the President of Western International (the "Horwitz Agreement"). In addition, up to an aggregate of 500,000 shares of Class A Common Stock issued under the Company's Executive

Restricted Stock Plan may become eligible for resale in the public market at various times, depending upon when related vesting requirements are satisfied, if at all, and whether such shares are registered for resale under the Securities Act or whether and when such shares are subject to the resale provisions of Rule 144 or Rule 701 under the Securities Act. See "Description of Capital Stock" and "Shares Eligible for Future Sale."



     The Company has registered all of the Option Shares and the shares issuable under the Employee Stock Pension Plan for resale in the public market. Options with respect to 1,766,912 of the Options Shares are currently exercisable, and 1,360,837 additional shares of Class A Common Stock are reserved for issuance pursuant to future option grants under the Company's stock option plan. See "Management -- Executive Compensation," "Principal Shareholders" and "Shares Eligible for Future Sale."



ABSENCE OF DIVIDENDS



     The Company has never paid dividends on any of its Common Stock, including its Class A Common Stock, and does not anticipate paying any such dividends in the foreseeable future. In addition, the Senior Secured Facilities, the 2006 Notes Indenture and the 2007 Notes Indenture contain restrictions on the Company's ability to declare and pay dividends on any of its Common Stock, including its Class A Common Stock. See "Description of Indebtedness," "Description of Senior Subordinated Notes Due 2006," "Description of Senior Subordinated Notes Due 2007" and "Dividend Policy."


FORWARD-LOOKING STATEMENTS


     Statements contained in this Prospectus that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the high leverage of the Company; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in this Prospectus, including without limitation under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." GIVEN THESE UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

                                  THE COMPANY


     Western Wireless provides wireless communications services in the western United States. The Company owns, or has been the high bidder in recently concluded auctions of the FCC on, an aggregate of 182 cellular and PCS licenses for a geographic area covering approximately 63.9 million persons. In addition, Western Wireless has a 49.9 percent interest in Cook Inlet PCS, which owns, or has been the high bidder in the recently concluded FCC auctions on, 21 PCS licenses covering approximately 12.7 million persons. Western Wireless combined cellular and PCS licenses, together with the Cook Inlet PCS licenses, cover approximately 59% of the land in the continental United States. In its cellular and PCS markets, the Company served 359,700 subscribers at December 31,1996.



     The Company operates its cellular systems under the CELLULAR ONE brand name and operates its PCS markets under its proprietary VoiceStream brand name. It owns and operates cellular systems in 59 RSAs and 16 MSAs with an aggregate population of approximately 6.1 million persons. The Company holds or was the high bidder on 7 MTA broadband PCS licenses and 100 BTA broadband PCS licenses covering approximately 62.8 million persons. The Company currently offers PCS service in six MTAs -- Honolulu, Salt Lake City, EI Paso/Albuquerque, Portland, Oklahoma City, Des Moines/Quad Cities -- and expects to begin offering service in the Denver MTA during the second quarter of 1997. During 1997, the Company expects to begin design and construction in the Seattle and Phoenix/Tucson BTAs. Each of the Company's operational PCS systems are utilizing GSM technology as the network standard. GSM is the leading digital wireless standard worldwide, with systems operating in approximately 110 countries and serving over 30 million subscribers, including systems operational in the United States.



     In addition, Western Wireless is engaged in activities related to its principal wireless communications business. The Company has acquired interests in entities which have made wireless license applications in certain foreign countries, including joint ventures which have obtained GSM cellular licenses in the Republics of Latvia, Georgia and Ghana. During 1997, one such joint venture commenced operations in the Republic of Latvia. The joint ventures in the Republics of Georgia and Ghana have not yet commenced operations. In addition, since their acquisition in February 1996, the Company has operated paging systems in eight western states and currently serves approximately 29,000 customers.



     The Company is a Washington corporation which is the successor to a Delaware corporation incorporated in January 1994. The Company's principal executive offices are located at 2001 N.W. Sammamish Road, Issaquah, Washington 98027, and its telephone number is (206) 313-5200.


                                USE OF PROCEEDS


     The Company will not receive any of the proceeds from market-making transactions.



                                DIVIDEND POLICY



     The Company has never paid dividends on any of its common stock, including the Class A Common Stock, and does not anticipate paying any dividends on any of its common stock, including the Class A Common Stock, in the foreseeable future. The Company's Senior Secured Facilities, the 2006 Notes Indenture and the 2007 Notes Indenture contain certain restrictions on the Company's ability to declare and pay dividends on the Common Stock. See "Description of Senior Subordinated Notes Due 2006 -- Covenants," "Description of Senior Subordinated Notes Due
2007 -- Covenants" and "Description of Indebtedness." The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors. Any determination as to the payment of dividends in the future will depend upon results of operations, capital requirements, restrictions in loan agreements, if any, and such other factors as the Board of Directors may deem relevant.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth certain selected consolidated financial and operating data for the Company as of and for each of the four years in the period ended December 31, 1996, which was derived from the Company's consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent public accountants. The table also sets forth certain unaudited selected consolidated financial and operating data for the Company as of and for the nine months ended December 31, 1992. In March 1992, GCC reorganized under Chapter 11 of the U.S. Bankruptcy Code and, as part of the reorganization, GCC adopted fresh-start reporting in conformity with procedures specified by the American Institute of Certified Public Accountants Statement of Position 90-7. All financial data relating to the Company herein with respect to periods after the date of the Business Combination reflect the combined operations of GCC and MCLP and all such data with respect to prior periods reflect only the operations of GCC, which, for accounting purposes, is considered Western Wireless Corporation's predecessor. Accordingly, the financial data of the Company for periods subsequent to the Business Combination are not comparable to financial data for prior periods. See Note 12 to the Company's consolidated financial statements for pro forma information presenting the results of operations of the Company as if the Business Combination occurred on January 1, 1994. All the data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.



                                                                                                                    NINE MONTHS
                                                                      YEAR ENDED DECEMBER 31,                          ENDED
                                                    -----------------------------------------------------------     DECEMBER 31,
                                                       1996            1995            1994            1993             1992
                                                    -----------     -----------     -----------     -----------     ------------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues:
  Subscriber revenues.............................  $   182,441     $   105,430     $    38,838     $    11,105     $     4,861
  Roamer revenues.................................       34,065          29,660          16,746           7,285           4,468
  Equipment sales and other revenue...............       26,579          11,465           7,524           2,344           1,208
                                                    -----------     -----------     -----------     -----------     -----------
    Total revenues................................      243,085         146,555          63,108          20,734          10,537
                                                    -----------     -----------     -----------     -----------     -----------
Operating Expenses:
  Cost of service.................................       53,600          27,686          13,303           4,310           2,730
  Cost of equipment sales.........................       46,305          20,705          11,446           3,533           1,818
  General and administrative......................       66,673          31,253          15,226           6,253           5,048
  Sales and marketing.............................       83,652          41,390          18,553           6,101           3,074
  Depreciation and amortization...................       79,741          49,456          25,670           5,399           3,746
  Provision for restructuring costs...............                                        2,478
                                                    -----------     -----------     -----------     -----------     -----------
    Total operating expenses......................      329,971         170,490          86,676          25,596          16,416
                                                    -----------     -----------     -----------     -----------     -----------
Operating loss....................................      (86,886)        (23,935)        (23,568)         (4,862)         (5,879)
                                                    -----------     -----------     -----------     -----------     -----------
Other income (expense):
  Interest and financing expense, net.............      (44,690)        (25,428)        (10,659)         (2,242)         (1,666)
  Gain (loss) on dispositions, net................                         (573)          6,202          10,102           1,876
  Other, net......................................        1,471             627           2,065             331             130
                                                    -----------     -----------     -----------     -----------     -----------
Income (loss) before extraordinary item...........     (130,105)        (49,309)        (25,960)          3,329          (5,539)
Extraordinary item................................                       (6,645)
                                                    -----------     -----------     -----------     -----------     -----------
  Net income (loss)...............................  $  (130,105)    $   (55,954)    $   (25,960)    $     3,329     $    (5,539)
                                                    ===========     ===========     ===========     ===========     ===========
Share data (1):
  Income (loss) per common share before
    extraordinary item............................  $     (2.00)    $     (0.87)    $     (0.59)    $      0.10     $     (0.22)
  Per common share effect of extraordinary item...                        (0.12)
                                                    -----------     -----------     -----------     -----------     -----------
Net income (loss) per common share................  $     (2.00)    $     (0.99)    $     (0.59)    $      0.10     $     (0.22)
                                                    ===========     ===========     ===========     ===========     ===========
Weighted average common shares and common
  equivalent shares outstanding...................   65,196,000      56,470,000      43,949,000      32,253,000      25,665,000
                                                    ===========     ===========     ===========     ===========     ===========

                                                                                     DECEMBER 31,
                                                            --------------------------------------------------------------
                                                               1996          1995          1994         1993        1992
                                                            ----------     ---------     --------     --------     -------
                                                                                (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Current assets............................................  $  149,790     $  37,508     $ 36,769     $ 14,686     $  8,098
Property and equipment, net...............................     538,617       193,692      120,648       48,591       27,528
Licensing and other intangible, assets net................     540,482       417,971      211,309       86,270       43,873
Other assets..............................................      12,814         9,857        1,468        6,219        5,522
                                                            ----------     ---------     --------     --------     --------
  Total assets............................................  $1,241,703     $ 659,028     $370,194     $155,766     $ 85,021
                                                            ==========     =========     ========     ========     ========
Current liabilities ......................................  $  144,454     $  55,936     $ 39,214     $ 16,447     $  5,806
Total long-term debt, net of current portion..............     743,000       362,487      200,587       53,430       14,893
Minority interests in equity of consolidated subsidiary...                                  3,376
Shareholders' equity......................................     354,249       240,605      127,017       85,889       64,322
                                                            ----------     ---------     --------     --------     --------
  Total liabilities and shareholders' equity..............  $1,241,703     $ 659,028     $370,194     $155,766     $ 85,021
                                                            ==========     =========     ========     ========     ========
OTHER DATA:
Cellular subscribers......................................     324,200       209,500      112,800       30,000       13,700
PCS subscribers...........................................      35,500
EBITDA (2)................................................  $   (7,145)    $  25,521     $  2,102     $    537     $ (2,133)
Ratio of earnings to fixed charges (3)....................           *             *        *             2.22            *

CASH FLOWS PROVIDED BY (USED IN):
  Operating activities....................................  $  (61,333)    $    (745)    $   (998)    $   (255)    $ (1,490)
  Investing activities ...................................  $ (489,086)    $(293,579)    $(70,190)    $(32,535)    $(13,159)
  Financing activities....................................  $  596,732     $ 295,109     $(70,777)    $ 36,212     $ 16,552


---------------

(1) As required by the Commission, common shares issued by the Company in the year preceding the filing of an initial public offering have been included in the calculation of shares used in determining the net loss per share as if they had been outstanding for all periods presented, the effect of which is anti-dilutive. The number of shares outstanding for periods subsequent to May 22, 1996 has been calculated based on the requirements of Accounting Principles Board ("APB") Opinion No. 15.



(2) EBITDA represents operating income (loss) from operations before depreciation and amortization. EBITDA is a measure commonly used in the industry but is not prepared in accordance with GAAP and should not be considered as a measurement of net cash flows from operating activities. In 1994, the Company recorded provisions for restructuring costs of $2.5 million. EBITDA before such provisions for restructuring costs would have been $4.6 million.



(3) The ratio of earnings to fixed charges is determined by dividing the sum of earnings (loss) before extraordinary items, interest and financing expense, amortization of deferred financing costs and the portion of rents representative of the interest factor by fixed charges. Fixed charges consist of the sum of interest and financing expense, amortization of deferred financing costs, capitalized interest and the portion of rents representative of the interest factor. The ratio of earnings to fixed charges is not meaningful for periods that result in a deficit. For the periods indicated above, earnings were inadequate to cover fixed charges and the deficiency of earnings to fixed charges was 135.3 million, $49.7 million and $26.0 million for the years ended December 31, 1996, 1995 and 1994, respectively, and $5.5 million for the nine months ended December 31, 1992. See "Risk Factors -- High Leverage; Debt Service; Restrictive Covenants."

                                 MARKET PRICES



     The following table sets forth the high and low bid price of the Class A Common Stock. Shares of Class A Common Stock are traded as "national market securities" on The Nasdaq National Market under the symbol WWCA for the periods indicated. All quotations are as reported in published financial sources.



                                                                         CLASS A
                                                                     COMMON STOCK(1)
                                                                     ---------------
        Calendar 1996
          Second Quarter...........................................  $25 1/2/$19 7/8
          Third Quarter............................................  $22 1/8/$13 3/4
          Fourth Quarter...........................................  $18 1/8/$13
        Calendar 1997
          First Quarter............................................  $16 1/8/$12


---------------

(1) Shares of Class A Common Stock began trading on May 22, 1996, the date of the Company's initial public offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     The following is a discussion and analysis of the consolidated financial condition and results of operations of the Company and should be read in conjunction with the Company's consolidated financial statements and notes thereto and other financial information included herein. As a result of acquisitions, the Company's operating results for prior periods may not be indicative of future performance.



OVERVIEW



     The Company provides wireless communications services in the western United States through the ownership and operation of cellular communications systems in 75 RSAs and MSAs. At December 31, 1996, the Company had acquired broadband PCS licenses in seven MTAs. Through December 31, 1996, the Company has commenced commercial operations in six of its PCS MTAs. In 1996, Cook Inlet PCS, a limited partnership in which the Company holds a 49.9% partnership interest, acquired broadband PCS licenses in 14 BTAs. These BTAs are not yet operational. During 1997, the Company was the high bidder on 100 additional PCS licenses in the FCC D and E Block auctions. Cook Inlet PCS was the high bidder on 7 additional PCS licenses in the FCC F Block auction during 1997.



     The Company's revenues consist primarily of subscriber revenues (including access charges and usage charges), roamer revenues (fees charged for providing services to subscribers of other cellular communications systems when such subscribers, or "roamers," place or receive a phone call within one of the Company's service areas) and equipment sales. The majority of the Company's revenues are derived from subscriber revenues. The Company had no revenues from its paging or PCS systems prior to February 1, 1996 and February 29, 1996, respectively. Revenues from paging systems are included in other revenue and account for less than 2% of the Company's total revenues in 1996. The Company expects to continue to sell cellular and PCS handsets below cost and regards these losses as a cost of building its subscriber base. As used herein, "service revenues" include subscriber, roamer and other revenue.



     Cost of service consists of the cost of providing wireless service to subscribers, primarily including costs to access local exchange and long distance carrier facilities and maintain the Company's wireless network. General and administrative expenses include the costs associated with billing a subscriber and the administrative cost associated with maintaining subscribers, including customer service, accounting and other centralized functions. General and administrative expenses also include provisions for unbillable fraudulent roaming charges and subscriber bad debt. Sales and marketing costs include costs associated with acquiring a subscriber, including direct and indirect sales commissions, salaries, all costs of sales offices and retail locations, advertising and promotional expenses. Depreciation and amortization includes primarily depreciation expense associated with the Company's property and equipment in service and amortization associated with its wireless licenses for operational markets. The Company amortizes licensing costs associated with PCS systems once they become operational.



     Certain centralized general and administrative costs, including customer service, accounting and other centralized functions, benefit all of the Company's operations. These costs are allocated to those operations in a manner which reflects management's judgment as to the nature of the activity causing those costs to be incurred.



     As used herein, "EBITDA" represents operating loss from operations before depreciation and amortization. EBITDA is a measure commonly used in the industry and should not be construed as an alternative to operating income (loss) as determined in accordance with GAAP or as a measure of liquidity. Cellular EBITDA represents EBITDA from the Company's cellular operations.

     The Company expects a decline in consolidated EBITDA as it develops, constructs and operates its PCS systems and aggressively seeks to build its PCS subscriber base. To the extent that the time to complete the PCS build-out is faster or the costs are greater than expected, operating losses will increase and consolidated EBITDA may be negative for some periods. The Company has experienced rapid growth in its revenues and assets during the periods set forth below, which rates of growth will not necessarily continue over the next few years. The Company has made and expects to make substantial capital expenditures in connection with the expansion of its wireless communications systems. The Company's results of operations for the periods described herein will not necessarily be indicative of future performance.



     In the comparisons that follow, the Company has separately set forth certain information relating to cellular operations (including paging) and PCS operations. The Company believes that this is appropriate because its cellular systems have been operating for a number of years while its PCS systems did not commence operations until 1996, although the Company incurred start-up costs beginning in the third quarter of 1995 in connection with such PCS operations.



RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995



     The Company had 324,200 cellular subscribers at December 31, 1996, representing an increase of 114,700 or 54.7% during 1996. At December 31, 1995 the Company had 209,500 cellular subscribers representing an increase of 96,700 or 85.7% during 1995. In 1996 and 1995, the net number of subscribers added through system acquisitions was approximately 4,900 and 3,300, respectively. The Company had 35,500 PCS subscribers at December 31, 1996.



     REVENUES



                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                                    1996               1995
                                                            --------------------     --------
                                                            CELLULAR       PCS       CELLULAR
                                                            --------     -------     --------
                                                                     (IN THOUSANDS)
Subscriber revenues.......................................  $174,647     $ 7,794     $105,430
Roamer revenues...........................................    34,065                   29,660
Equipment sales...........................................    12,595       9,745       11,465
Other revenue(1)..........................................     4,239
                                                            --------     -------     --------
          Total revenues..................................  $225,546     $17,539     $146,555
                                                            ========     =======     ========


---------------

(1) Primarily revenue from paging services



     Cellular subscriber revenues increased to $174.6 million in 1996 from $105.4 million in 1995. This $69.2 million or 65.7% increase is primarily due to the growth in the number of subscribers and a decrease in the average monthly cellular subscriber revenue per subscriber. Average monthly cellular subscriber revenue per subscriber, calculated as the average of the monthly averages, was $54.96 in 1996 as compared to $57.25 in 1995. Historically, the Company has experienced a relatively stable average monthly cellular subscriber revenue per subscriber, but experienced a 4.0% decline in 1996 as compared to 1995. The Company anticipates this downward trend to continue in 1997. Over the past few years the cellular industry as a whole has also shown a decline in the average monthly cellular subscriber revenue per subscriber.



     PCS subscriber revenues in 1996 were $7.8 million. Average monthly PCS subscriber revenue per subscriber was $62.85 in 1996. As the Company's PCS operations only began generating revenue during 1996, these results are not necessarily representative of future operations.



     Roamer revenues were $34.1 million in 1996 compared to $29.7 million in 1995, an increase of $4.4 million or 14.9%. Growth in the Company's roamer revenues generally reflects increases in roaming services provided due to the general subscriber growth in the industry offset by the decline in rates charged by carriers between each other in the industry. Roamer revenues as a percentage of total cellular revenues declined to 15.1% in 1996 from 20.3% in 1995. While the Company expects total roamer minutes to continue to increase, further declines in the rates charged between carriers may limit revenue growth in 1997.



     Cellular equipment sales, which consist primarily of handset sales, increased to $12.6 million in 1996 compared to $11.5 million in 1995. This $1.1 million or 9.9% increase is primarily due to the 18.6% increase in net subscriber additions offset by a slight decrease in the average cellular handset sales price. PCS equipment sales were $9.7 million in 1996 as a result of the commencement of commercial operations in six of the Company's PCS MTAs. The Company anticipates continued growth in equipment sales as a result of increases in cellular and PCS subscriber additions and the commencement of commercial operations in its remaining PCS markets.



     Other revenue, which consists primarily of paging revenues, were $4.2 million in 1996 following the acquisition of paging operations in February 1996.



     OPERATING EXPENSES



                                                           YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------
                                                         1996                    1995
                                                 --------------------     -------------------
                                                 CELLULAR(1)    PCS       CELLULAR      PCS
                                                 --------     -------     --------     ------
                                                                (IN THOUSANDS)
Cost of service................................  $ 41,130     $12,470     $ 27,686
Cost of equipment sales........................    25,516      20,789       20,705
General and administrative.....................    46,464      20,209       28,184     $3,069
Sales and marketing............................    52,147      31,505       41,051        339
Depreciation and amortization..................    65,346      14,395       49,187        269
                                                 --------     -------     --------     ------
          Total operating expenses.............  $230,603     $99,368     $166,813     $3,677
                                                 ========     =======     ========     ======


---------------

(1) Includes expenses attributable to paging services



     CELLULAR OPERATING EXPENSES



     Cost of cellular service increased to $41.1 million in 1996 from $27.7 million in 1995. This increase is primarily attributable to the increased number of subscribers. While cost of service increased $13.4 million or 48.6%, it decreased as a percentage of service revenues to 19.3% in 1996 from 20.5% in 1995 which is due primarily to efficiencies gained from the growing subscriber base.



     Cost of cellular equipment sales increased to $25.5 million in 1996 from $20.7 million in 1995. This $4.8 million or 23.2% increase is due primarily to the 18.6% increase in net subscriber additions in 1996 from 1995.



     Cellular general and administrative costs increased to $46.5 million in 1996 from $28.2 million in 1995, an increase of $18.3 million or 64.9%. The Company's general and administrative costs are principally considered to be variable costs, that is costs that will vary with the level of subscribers. The increase is primarily attributable to the increase in costs associated with supporting the increased subscriber base. While the Company has not incurred material fraud or bad debt expenses to date and continues to develop and invest in measures to minimize such expenses, there can be no assurance that such expenses will not increase in the future.



     Cellular sales and marketing costs increased to $52.1 million in 1996 from $41.1 million in 1995 primarily due to net subscriber additions. Sales and marketing cost per gross subscriber added declined in 1996 from 1995. Although the Company noted a decline in the rate of churn in 1996 from 1995, the growing subscriber base resulted in a higher number of disconnected subscribers. This increase in the number of disconnected subscribers resulted in an increase in the cost per net subscriber added in 1996 to $475 from $446 in 1995. Including the losses on equipment sales, the cost per net subscriber added increased to $593 in 1996 from $546 in 1995.



     Cellular depreciation expense increased to $42.3 million in 1996 from $30.1 million in 1995. This increase of $12.2 million or 40.5%, is attributable to the continued expansion of the Company's cellular systems. Cellular amortization expense increased to $23.0 million in 1996 from $19.1 million in 1995. This $3.9 million or 20.4% increase is primarily attributable to an increase in gross cellular licensing costs and other intangible assets to $365.9 million at December 31, 1996 from $300.5 million at December 31, 1995.



     PCS OPERATING EXPENSES



     Total PCS operating expenses were $99.4 million in 1996. A portion of each individual component of PCS operating expenses were start-up costs incurred prior to the commencement of operations in each PCS system. Exclusive of depreciation and amortization expense which was not material, approximately $17 million of start-up costs was incurred in 1996. As these costs are not reflective of the annual operating costs to support a growing subscriber base, the Company expects total PCS operating expenses to increase in 1997. Accordingly, the PCS operating expenses are not representative of future operations. Cost of service represents the expenses incurred by the six PCS systems since they respectively began commercial operations during 1996. Depreciation expense of $12.6 million and amortization expense of $1.8 million in 1996 will increase in 1997 as none of the PCS systems were operational for an entire year.



     OPERATING LOSS



                                                            YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------
                                                         1996                       1995
                                               ------------------------     --------------------
                                               CELLULAR(1)       PCS        CELLULAR       PCS
                                               -----------     --------     --------     -------
                                                                (IN THOUSANDS)
Operating loss...............................    $(5,057)      $(81,829)    $(20,258)     (3,677)
                                                 =======       ========     ========     =======


---------------

(1) Includes paging operations



     Total operating loss increased to $86.9 million in 1996 from $23.9 million in 1995 primarily as a result of the $81.8 million operating loss attributable to PCS operations partially offset by the improved cellular operating loss.



     OTHER INCOME (EXPENSE); EXTRAORDINARY LOSS; NET OPERATING LOSS
CARRYFORWARDS



     Interest and financing expense, net of capitalized interest, increased to $44.7 million in 1996 from $25.4 million in 1995. The increase of $19.3 million or 75.8% is primarily attributable to an increase in long-term debt, which increased to $743.0 million at December 31, 1996 from $362.5 million at December 31, 1995, incurred primarily to fund the Company's capital expenditures associated with the build-out of the Company's PCS systems. Interest expense will increase in 1997 as a result of increased borrowings the Company has incurred, and will continue to incur, to fund its expansion. The weighted average interest rate was 9.8% in 1996 and 9.2% in 1995.



     Extraordinary loss on early extinguishment of debt of $6.6 million in 1995 represents the charge for the unamortized portion of financing costs incurred in connection with the refinancing of the Company's then outstanding Credit Facility.



     The Company had available at December 31, 1996 net operating loss carryforwards ("NOLs") of approximately $250 million, which will expire in the years 2002 through 2011. The Company may be limited in its ability to use these carryforwards in any one year due to ownership changes that preceded the Business Combination. Approximately $17 million of such NOLs are subject to such limitations. Any amount of NOLs that the Company is not able to use in any one year may be used in subsequent years prior to the expiration thereof. There is currently no limitation on the remaining NOLs of $233 million. Management believes that, based on a number of factors, there is sufficient uncertainty regarding the utilization of all of the Company's NOLs. See Note 8 of the Company's Notes to the consolidated financial statements.



  EBITDA



                                                            YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------
                                                          1996                      1995
                                                ------------------------     -------------------
                                                CELLULAR(1)       PCS        CELLULAR      PCS
                                                -----------     --------     -------     -------
                                                                 (IN THOUSANDS)
EBITDA........................................    $60,289       $(67,434)    $28,929     $(3,408)
                                                  =======       ========     =======     =======


---------------

(1) Includes paging operations



     EBITDA declined to negative $7.1 million in 1996 from $25.5 million in 1995 primarily due to the negative $67.4 million EBITDA attributable to PCS operations offset by an increase in cellular EBITDA. Cellular EBITDA increased 108% to $60.3 million in 1996 from $28.9 million in 1995 primarily as a result of increased revenues due to the increased subscriber base and the related cost efficiencies recognized. As a result, cellular operating margin (cellular EBITDA as a percentage of cellular service revenues) increased to 28.3% in 1996 from 21.4% in 1995.



RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994



     The Company had 209,500 cellular subscribers at December 31, 1995 an increase of 96,700 or 85.7% during 1995. At December 31, 1994, the Company had 112,800 cellular subscribers, an increase of 82,800 or 276% during 1994. In 1995 and 1994, the net number of subscribers added through system acquisitions was approximately 3,300 and 37,500 (including 29,000 through the acquisition of MCLP), respectively.



  REVENUES



     All revenues below are from cellular operations. The Company commenced paging operations and PCS commercial operations in February 1996 and therefore had no PCS or paging revenues in prior years.



                                                                        YEAR ENDED DECEMBER
                                                                                31,
                                                                        --------------------
                                                                          1995        1994
                                                                        --------     -------
                                                                           (IN THOUSANDS)
Subscriber revenues...................................................  $105,430     $38,838
Roamer revenues.......................................................    29,660      16,746
Equipment sales.......................................................    11,465       7,524
                                                                        --------     -------
          Total revenues..............................................  $146,555     $63,108
                                                                        ========     =======



     Subscriber revenues increased to $105.4 million in 1995 from $38.8 million in 1994. This $66.6 million or 172% increase is due primarily to the 85.7% growth in the number of subscribers (including as a result of the Business Combination). Average monthly cellular subscriber revenue per subscriber was $57.25 in 1995 compared to $54.35 in 1994. This $2.90 or 5.3% increase is a result of the Company's efforts to expand its geographical coverage and focus subscribers on higher-end rate plans.



     Roamer revenues were $29.7 million in 1995 compared to $16.7 million in 1994, an increase of $13.0 million or 77.8%. Growth in the Company's roamer revenues generally reflects increases in the

Company's geographic coverage (including as a result of the Business Combination) and market penetration levels in adjacent markets and the cellular industry as a whole. Roamer revenues as a percentage of total revenues declined to 20.3% in 1995 from 26.5% in 1994.



     Equipment sales, which consist primarily of handset sales, increased to $11.5 million in 1995 from $7.5 million in 1994. This $4.0 million or 53.3% increase is due primarily to the increase in net subscriber additions (including as a result of the Business Combination), offset by a slight decrease in the average handset sales price.



  OPERATING EXPENSES



     As PCS operations had not yet commenced in 1995, all PCS operating expenses reflect start-up costs that are not representative of future operating expenses. All operating expenses discussed below are from cellular operations.



                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                     1995              1994
                                                              -------------------     -------
                                                              CELLULAR      PCS       CELLULAR
                                                              --------     ------     -------
                                                                      (IN THOUSANDS)
Cost of service.............................................  $ 27,686                $13,303
Cost of equipment sales.....................................    20,705                 11,446
General and administrative..................................    28,184     $3,069      15,226
Sales and marketing.........................................    41,051        339      18,553
Depreciation and amortization...............................    49,187        269      25,670
Provision for restructuring costs...........................                            2,478
                                                              --------     ------     -------
          Total operating expenses..........................  $166,813     $3,677     $86,676
                                                              ========     ======     =======



     Cost of service increased to $27.7 million in 1995 from $13.3 million in 1994, primarily as a result of the 85.7% increase in the number of subscribers (including as a result of the Business Combination), which resulted in increased costs to access local exchange and long distance carrier facilities and to maintain the Company's expanding wireless network. While this represents a $14.4 million or 108% increase for the year, it represents a decrease as a percentage of service revenues to 20.5% in 1995 from 23.9% in 1994, which is due primarily to efficiencies gained from the growing subscriber base.



     General and administrative costs increased to $28.2 million in 1995 from $15.2 million in 1994, an increase of $13.0 million or 85.5%, which is attributable primarily to the increase in the costs associated with supporting the increased subscriber base (including as a result of the Business Combination). However, these costs continued to decline as a percentage of service revenues to 20.9% in 1995 from 27.3% in 1994, primarily attributable to improved efficiency.



     Sales and marketing costs increased to $41.1 million in 1995 from $18.6 million in 1994, primarily due to net subscriber additions (including as a result of the Business Combination), an increase in the Company's use of indirect sales channels and an increase in churn. For these reasons, sales and marketing costs per net subscriber added increased to $446 in 1995 from $411 in 1994. Including the losses on equipment sales, the costs per net subscriber added increased to $546 in 1995 from $497 in 1994.



     Depreciation expense increased to $30.1 million in 1995 from $17.0 million in 1994. This increase of $13.1 million or 77.1% is attributable to the expansion of the Company's cellular systems (including as a result of the Business Combination). Amortization expense increased to $19.1 million in 1995 from $8.7 million in 1994. This $10.4 million or 120% increase is attributable to an increase in gross cellular licensing costs and other intangible assets to $300.5 million at December 31, 1995 from $223.0 million at December 31, 1994.

     Provision for restructuring costs of $2.5 million in 1994 consists of costs relating to the Business Combination, which relate primarily to the elimination of duplicative headquarters and other facilities.



  OPERATING LOSS



                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                                    1995               1994
                                                            --------------------     --------
                                                            CELLULAR       PCS       CELLULAR
                                                            --------     -------     --------
                                                                     (IN THOUSANDS)
Operating loss............................................  $(20,258)    $(3,677)    $(23,568)
                                                            ========     =======     =========



     Total operating loss increased to $23.9 million in 1995 from $23.6 million in 1994 as a result of the $3.7 million operating loss attributable to PCS operations offset by the improved cellular operating loss. Cellular operating loss decreased to $20.3 million in 1995 from $23.6 million in 1994. Cellular operating loss in 1994 included a one-time provision for restructuring costs of $2.5 million.



  OTHER INCOME (EXPENSE); EXTRAORDINARY LOSS



     Interest and financing expense increased to $25.4 million in 1995 from $10.7 million in 1994. The $14.7 million or 137% increase is attributable primarily to an increase in borrowings to $362.5 million at December 31, 1995 from $211.5 million at December 31, 1994, to fund the Company's expansion and capital expenditures. The weighted average interest rate was 9.2% in 1995 and 1994.



     The $6.2 million gain on dispositions in 1994 represents nonrecurring gains associated with the exchange or sale of certain cellular systems.



     Extraordinary loss on early extinguishment of debt of $6.6 million in 1995 represents the charge for the unamortized portion of financing costs incurred in connection with the refinancing of the Company's then outstanding Credit Facility.



  EBITDA



                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                      1995               1994
                                                               -------------------     --------
                                                               CELLULAR      PCS       CELLULAR
                                                               -------     -------     --------
                                                                        (IN THOUSANDS)
EBITDA.......................................................  $28,929     $(3,408)     $ 2,102
                                                               =======     =======       ======



     EBITDA improved to $25.5 million in 1995 from $2.1 million in 1994, as a result of increased cellular EBITDA offset by the negative $3.4 million EBITDA attributable to PCS operations. Cellular EBITDA increased to $28.9 million in 1995 from $2.1 million in 1994, primarily as a result of the increased subscriber base and the related cost efficiencies (including as a result of the Business Combination). As a result, cellular operating margin increased to 21.4% in 1995 from 3.8% in 1994. EBITDA is a measure commonly used in the industry but is not prepared in accordance with GAAP and should not be considered as a measurement of net cash flows from operating activities. In 1994, the Company recorded a provision for restructuring costs of $2.5 million. EBITDA before provision for restructuring costs would have been $4.6 million in 1994.



LIQUIDITY AND CAPITAL RESOURCES



     The Company's initial public offering of common stock (the "Equity Offering") became effective on May 22, 1996. Approximately 12.7 million shares of common stock were sold to the public, of which approximately 10.7 million shares were sold by the Company. The net proceeds to the Company of the Equity Offering after the underwriting discount and other offering expenses, were approximately $233.9 million. Simultaneously with the Equity Offering, the Company sold $200 million of Senior Subordinated Notes Due 2006 (the "2006 Debt Offering") on the public market.

The net proceeds to the Company of the 2006 Debt Offering after the underwriting discount and other offering expenses, were approximately $193 million. In October 1996, the Company sold $200 million of Senior Subordinated Notes Due 2007 (the "2007 Debt Offering" and together with the Equity Offering and the 2006 Debt Offering are collectively known as the "Offerings") in a transaction exempt from registration under the Securities Act of 1933. In December 1996, the Company exchanged the unregistered notes issued under the 2007 Debt Offering for notes which have been registered under the Securities Act of 1933. The net proceeds to the Company from the 2007 Debt Offering after the underwriting discount and other offering expenses, were approximately $194 million.



     The Company has the Credit Facility with a consortium of lenders providing for $750 million of revolving credit and a $200 million term loan. A subsidiary of the Company also has entered into the NORTEL Facility with a consortium of lenders. The NORTEL Facility was recently amended to increase the amount of the facility from $200 million to $300 million. As of December 31, 1996, $200.0 million and $143.0 million were outstanding under the Credit Facility and the NORTEL Facility, respectively, and the amounts available for borrowing under the Credit Facility and the NORTEL Facility were $166.6 million and $23.7 million, respectively. Indebtedness under the Credit Facility and the NORTEL Facility matures on March 31, 2005, and December 31, 2003, respectively, and bears interest at variable rates. Substantially all the assets of the Company are pledged as security for such indebtedness.



     The Company currently anticipates that it will require approximately $225 million to complete the build-out of its PCS MTA systems and to begin construction of the Seattle and Phoenix/Tucson BTA systems and approximately $81 million for the acquisition of the D and E Block PCS licenses for which it was the high bidder in the recently concluded FCC auction in 1997. In addition, further funds will be required to finance the continued growth of its cellular and PCS operations (which may be significant), provide for working capital, and service debt. The Company will utilize cash on hand and amounts available for borrowing under the Credit Facility and the NORTEL Facility for such purposes. While the Company believes such sources will be sufficient, to the extent that the build-out of the PCS systems or other costs associated with the growth of its business are greater than expected, the Company will need to seek additional financing. The Company continues to consider additional sources of funding to meet those potential needs which may include the issuance of additional indebtedness or the sale of additional equity. There can be no assurance that such funds will be available to the Company on acceptable or favorable terms.



     The Company continues to evaluate acquisition opportunities, joint ventures and other potential business transactions. Such transactions, if completed, could require additional funds raised through the issuance of additional indebtedness or the sale of additional equity. There can be no assurance that such funds will be available to the Company on acceptable or favorable terms.



     Net cash used in operating activities in 1996 was $61.3 million. Adjustments to the $130.1 million net loss for such period to reconcile to net cash used in operating activities primarily included $81.7 million of depreciation and amortization (including the amortization of deferred financing costs). Other adjustments included changes in operating assets and liabilities, net of effects from consolidating acquired interests, consisting primarily of an increase of $10.3 million in accounts receivable primarily as a result of the increased subscriber base, an increase of $20.5 million in inventory as a result of the purchase of PCS handsets, an increase of $11.0 million in prepaid expenses and other current assets primarily as a result of escrow deposits made in conjunction with international ventures and an increase of $19.6 million in accrued liabilities as a result of the growth of the business. Net cash used in operating activities was $0.7 million and $1.0 million in 1995 and 1994, respectively.



     Net cash used in investing activities was $489.1 million in 1996. Investing activities for such period consisted primarily of purchases of wireless licenses and other of $86.1 million of which $66.1 million was attributable to the purchase of the Denver PCS MTA, purchases of property and equipment of $333.3 million of which $234.4 million was attributable to PCS capital expenditures, acquisitions of wireless properties, net of cash acquired, which used net cash proceeds to the company of $40.2 million and net deposits made with the FCC of $23.5 million. Net cash used in investing activities was $293.6 million and $70.2 million in 1995 and 1994, respectively.



     Net cash provided by financing activities was $596.7 million in 1996. Financing activities for such period consisted primarily of additions to long-term debt, which provided cash of $361.1 million net of $512.7 million in repayments and $19.1 million in fees, and the issuance of stock, primarily under the Equity Offering, which provided net cash proceeds to the Company of $235.6 million. Net cash provided by financing activities was $295.1 million and $70.8 million in 1995 and 1994, respectively.



     The Company holds a 49.9% limited partnership interest in Cook Inlet PCS, an entity which acquired licenses in 14 BTAs in the FCC C Block auctions and was the high bidder on 7 BTA licenses in the F Block auction. Cook Inlet PCS is subject to the FCC's build-out requirements and will require significant additional amounts to complete the build-out of its PCS systems and to meet the government debt service requirements on the C Block license purchase prices. The potential sources of such additional funding include vendor loans, loans or capital contributions by the partners of Cook Inlet PCS or other third party financing. The Company funded the operations of Cook Inlet PCS during 1996 and has agreed to enter into a loan agreement with Cook Inlet PCS whereby the Company would agree to provide a $20 million revolver/term loan to Cook Inlet PCS at an interest rate equal to the higher of fifteen percent or the London Interbank Offer Rate ("LIBOR") plus 5%. At December 31, 1996, the Company had advanced funds totaling $1.9 million to Cook Inlet PCS. These advances are due in August 1997.



     In the ordinary course of business, the Company continuously reviews potential acquisition opportunities and has entered into various joint development agreements with respect to international interests. Any such prospective acquisitions would be financed with the borrowings under the Senior Secured Facilities or additional financing, which may not be on terms favorable to the Company.



SEASONALITY



     The Company, and the wireless communications industry in general, have historically experienced significant subscriber growth during the fourth calendar quarter. Accordingly, during such quarter the Company experiences greater losses on equipment sales and increases in sales and marketing expenses. The Company has historically experienced highest usage and revenue per subscriber during the summer months. The Company expects these trends to continue.

                                    BUSINESS



INTRODUCTION



     Western Wireless provides wireless communications services in the western United States. The Company owns, or has been the high bidder in recently concluded auctions of the FCC on, an aggregate of 182 cellular and PCS licenses for a geographic area covering approximately 63.9 million persons. In addition, Western Wireless has a 49.9 percent interest in Cook Inlet PCS, which owns, or has been the high bidder in the recently concluded FCC auctions on, 21 PCS licenses covering approximately 12.7 million persons. Western Wireless combined cellular and PCS licenses, together with the Cook Inlet PCS licenses, cover approximately 59% of the land in the continental United States. In its cellular and PCS markets, the Company served 359,700 subscribers at December 31, 1996.



     The Company operates its cellular systems under the CELLULAR ONE brand name and operates its PCS markets under its proprietary VoiceStream brand name. It owns and operates cellular systems in 59 RSAs and 16 MSAs with an aggregate population of approximately 6.1 million persons. The Company holds or was the high bidder on 7 MTA broadband PCS licenses and 100 BTA broadband PCS licenses covering approximately 62.8 million persons. The Company currently offers PCS service in six MTAs -- Honolulu, Salt Lake City, EI Paso/Albuquerque, Portland, Oklahoma City, Des Moines/Quad Cities -- and expects to begin offering service in the Denver MTA during the second quarter of 1997. During 1997, the Company expects to begin design and construction in the Seattle and Phoenix/Tucson BTAs. Each of the Company's operational PCS systems are utilizing GSM technology as the network standard. GSM is the leading digital wireless standard worldwide, with systems operating in approximately 110 countries and serving over 30 million subscribers, including systems operational in the United States.



     In addition, Western Wireless is engaged in activities related to its principal wireless communications business. The Company has acquired interests in entities which have made wireless license applications in certain foreign countries, including joint ventures which have obtained GSM cellular licenses in the Republics of Latvia, Georgia and Ghana. During 1997, one such joint venture commenced operations in the Republic of Latvia. The joint ventures in the Republics of Georgia and Ghana have not yet commenced operations. In addition, since their acquisition in February 1996, the Company has operated paging systems in eight western states and currently serves approximately 29,000 customers.



     Western Wireless Corporation was formed in July 1994 as the result of the Business Combination among various companies, including MCLP and GCC. GCC commenced operations in 1989 and MCLP was formed in 1992. As a result of the Business Combination and a series of related transactions, Western Wireless Corporation became the owner of all of the assets of MCLP. Accordingly, all financial data relating to the Company herein with respect to periods after the date of the Business Combination reflect the operations of GCC and MCLP and all such data with respect to prior periods reflect only the operations of GCC, which, for accounting purposes, is considered Western Wireless Corporation's predecessor.



STRATEGY



     Historically, the Company has focused on the acquisition and operation of cellular communications systems in RSAs and small MSAs in the western United States. The Company's acquisition of PCS licenses enables it to significantly expand both its customer base and geographic coverage and to offer enhanced wireless communications services. The Company's initial focus with its PCS licenses has been, and will continue to be, to commence operations in the most densely populated areas within its PCS systems. The Company believes that cellular is the optimum technology for rural, less densely populated areas because they are less susceptible to competition and have a greater capacity for future growth than most major markets, and that PCS is the optimum technology for more densely populated urban areas where analog cellular systems are more expensive to deploy and face potential capacity constraints. The Company has entered markets at a relatively low cost, having purchased cellular licenses for an average of $45.68 per pop overall. The Company's PCS MTA licenses were purchased at an average of $10.81 per pop and the PCS BTA licenses were purchased at an average of $3.13 per pop, including the Company's ownership percentage in Cook Inlet PCS's licenses.



     The Company's operating strategy has been to (i) achieve a critical time-to-market advantage by rapidly constructing and commencing operations of PCS systems in urban areas within selected PCS markets; (ii) continue to expand its operations through increased subscriber growth and usage; (iii) utilize its centralized management and back office functions to support the combined needs of its cellular and PCS subscribers, thereby further improving operating efficiencies and generating greater economies of scale; and (iv) selectively acquire cellular and PCS properties primarily in contiguous markets. The Company is implementing its strategy by continuing to build its PCS systems, offer a wide range of products and services at competitive prices, continually upgrade the quality of its network, establish strong brand recognition, create a strong sales and marketing program tailored to local markets and provide a superior level of customer service.



THE WIRELESS COMMUNICATIONS INDUSTRY



     OVERVIEW



     Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular telephone, PCS and ESMR networks. Historically, each application has been licensed and operates in a distinct radio frequency block.



     Since its introduction in 1983, wireless service has grown dramatically. As of December 31, 1996, according to Cellular Telecommunications Industry Association ("CTIA"), there were over 44.0 million wireless subscribers in the United States, representing a penetration rate of 17.0% and a growth rate of 30.4% from December 31, 1995.

     The following chart illustrates the annual growth in United States wireless subscribers through December 31, 1996:


                           U.S. WIRELESS SUBSCRIBERS


1984                                       .2
1985                                      .34
1986                                      .68
1987                                     1.23
1988                                        2
1989                                        4
1990                                        5
1991                                        8
1992                                       11
1993                                       16
1994                                       24
1995                                       34
1996                                       44


            Source: Cellular Telecommunications Industry Association


     The following table sets forth certain domestic wireless industry statistics derived from the data survey results published semi-annually by CTIA:


                                                          YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------
                                              1992       1993       1994       1995       1996
                                             ------     ------     ------     ------     ------
WIRELESS INDUSTRY STATISTICS
Total Service Revenues (in billions).......  $  7.8     $ 10.9     $ 14.2     $ 19.0     $ 23.6
Ending Wireless Subscribers (in
  millions)................................    11.0       16.0       24.1       33.8       44.0
Subscriber Growth..........................    46.0%      45.1%      50.8%      40.0%      30.4%
Average Monthly Service Revenue per
  Subscriber...............................  $70.13     $67.13     $59.08     $54.90     $50.61
Average Monthly Subscriber Revenue per
  Subscriber...............................  $61.40     $58.74     $51.48     $47.59     $44.66
Ending Penetration.........................     4.4%       6.2%       9.4%      13.0%      17.0%



     These statistics represent results for the industry as a whole. Average Monthly Service Revenue per Subscriber reflects per subscriber revenue including roaming revenue, and Average Monthly Subscriber Revenue per Subscriber reflects per subscriber revenue excluding roaming revenue.



     In the wireless communications industry, there are two principal services licensed by the FCC for transmitting voice and data signals, "cellular services" and "PCS." Cellular service is the predominant form of wireless voice communications service currently available. The FCC has made available for cellular service a portion of the radio spectrum from 830-870 MHz. Cellular service is capable of providing high quality, high capacity service to and from mobile, portable and stationary telephones. Cellular handsets are affordable and easy to use and offer important benefits to both business and residential consumers. Fully equipped, multi-cell cellular systems are capable of handling thousands of calls at any given time and thus are capable of providing service to hundreds of thousands of subscribers in a given market. See
"-- Products and Services."



     Cellular systems are primarily analog based systems, although digital technology has been introduced in certain markets. Analog technology currently has several limitations, including lack of privacy and limited capacity. Digital systems convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital signaling, allows digital-based wireless technologies to offer new and enhanced services, such as greater call privacy, and robust data transmission features, such as "mobile office" applications (including facsimile, electronic mail and wireless connections to computer/data networks, including the Internet). See "-- Operation of Wireless Communications Systems."



     PCS is a term commonly used in the United States to describe a portion of radio spectrum (1850-1990 MHz). PCS spectrum was auctioned by the FCC beginning with the A and B Blocks, which were auctioned by the FCC in late 1994 and 1995. In late 1995 and in 1996 the C Block was auctioned and the FCC has recently concluded simultaneous auctions of the D, E and F Blocks. This portion of radio spectrum is to be used by PCS licensees to provide wireless communications services. PCS will initially compete directly with existing cellular telephone, paging and specialized mobile radio services. PCS will also include features that are not generally offered by cellular providers, such as data transmissions to and from portable computers, advanced paging services and facsimile services. The Company believes that PCS providers will be the first direct wireless competitors to cellular providers. In addition, wireless providers may offer mass market wireless local loop applications in competition with wired local communications services. See "-- Governmental Regulation" for a discussion of the FCC auction process and allocation of wireless licenses.



     The Company, and the wireless communications industry in general, have historically experienced significant subscriber growth during the fourth calendar quarter. The Company has historically experienced highest usage and revenue per subscriber during the summer months. The Company expects these trends to continue.



     OPERATION OF WIRELESS COMMUNICATIONS SYSTEMS



     Wireless communications system service areas, whether cellular or PCS, are divided into multiple cells. Due to the frequencies in which they operate, cellular cells generally have a wider transmission radius than PCS cells. In both cellular and PCS systems, each cell contains a transmitter, a receiver and signaling equipment (the "Cell Site"). The Cell Site is connected by microwave or landline telephone lines to a switch that uses computers to control the operation of the cellular communications system for the entire service area. The system controls the transfer of calls from cell to cell as a subscriber's handset travels, coordinates calls to and from handsets, allocates calls among the cells within the system and connects calls to the local landline telephone system or to a long distance telephone carrier. Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications system.



     Because the signal strength of a transmission between a handset and a Cell Site declines as the handset moves away from the Cell Site, the switching office and the Cell Site monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another Cell Site where the signal strength is stronger. If a handset leaves the service area of a cellular or PCS system, the call is disconnected unless there is a technical connection with the adjacent system.



     Analog cellular handsets are functionally compatible with cellular systems in all markets within the United States. As a result, analog cellular handsets may be used wherever a subscriber is located, as long as a cellular system is operational in the area. Cellular system operators normally agree to provide service to subscribers from other cellular systems who are temporarily located in or traveling through their service areas. Agreements among system operators provide that the carrier that normally provides services to the roaming subscriber pays the serving carrier at rates prescribed by the serving carrier.



     Although PCS and cellular systems utilize similar technologies and hardware, they operate on different frequencies and use different technical and network standards. As a result, and as discussed further below, it currently is not possible for users of one type of system to "roam" on a different type of system outside of their service area, or to hand off calls from one type of system to another. This will also be true for PCS subscribers seeking to roam in a PCS service area served by operators using different technical standards.



     PCS systems will operate under one of three principal digital signal transmission technologies, or standards, that have been proposed by various operators and vendors for use in PCS systems: GSM, CDMA or TDMA. GSM and TDMA are both "time division-based" standards but are incompatible with each other and with CDMA. Accordingly, a subscriber of a system that utilizes GSM technology is currently unable to use a GSM handset when traveling in an area not served by GSM-based PCS operators, unless the subscriber carries a dual-mode handset that permits the subscriber to use the analog cellular system in that area. Such dual-mode handsets are not yet commercially available and will be more expensive than single-mode handsets.



CELLULAR OPERATIONS



     The Company operates cellular systems in 59 RSAs and 16 smaller MSAs, and generally owns 100% of each of its cellular licenses. In these rural and small urban markets, the Company's cellular systems cover large geographic areas with relatively few Cell Sites, incorporating cost efficient technology.



     The Company's experience is that several inherent attributes of RSAs and small MSAs make such markets attractive. Such attributes include high subscriber growth rates, population bases of customers with substantial needs for wireless communications, the ability to cover larger geographic areas with fewer Cell Sites than is possible in urban areas, less intense competitive environments and less vulnerability to PCS competition.

CELLULAR MARKETS AND SYSTEMS



     The Company owns FCC licenses to provide wireless cellular communications services in 75 separate markets. The Company's pops by cellular market are as follows:



                                                                      OWNERSHIP      THE COMPANY'S
               CELLULAR MARKETS(1)                  POPULATION(2)     PERCENTAGE     POPULATION(2)
--------------------------------------------------  -------------     ----------     -------------
California
Mono (CA-8).......................................       30,000           100             30,000
                                                      ---------                        ---------
  California Total................................       30,000                           30,000
                                                      ---------                        ---------
Colorado
Pueblo............................................      127,000           100            127,000
Elbert (CO-5).....................................       28,000           100             28,000
Saguache (CO-7)...................................       46,000           100             46,000
Kiowa (CO-8)......................................       44,000           100             44,000
Costilla (CO-9)...................................       27,000           100             27,000
                                                      ---------                        ---------
  Colorado Total..................................      272,000                          272,000
                                                      ---------                        ---------
Idaho
Idaho (ID-2)(3)...................................       78,000           100             78,000
                                                      ---------                        ---------
  Idaho Total.....................................       78,000                           78,000
                                                      ---------                        ---------
Iowa
Sioux City........................................      119,000           100            119,000
Monona (IA-8).....................................       54,000           100             54,000
                                                      ---------                        ---------
  Iowa Total......................................      173,000                          173,000
                                                      ---------                        ---------
Kansas
Jewell (KS-3).....................................       50,000           100             50,000
Marshall (KS-4)...................................      145,000           100            145,000
Elisworth (KS-8)..................................      129,000           100            129,000
Morris (KS-9).....................................       57,000           100             57,000
Franklin (KS-10)..................................      107,000           100            107,000
Reno (KS-14)......................................      170,000           100            170,000
                                                      ---------                        ---------
  Kansas Total....................................      658,000                          658,000
                                                      ---------                        ---------
Minnesota
Kittson (MN-1)....................................       50,000           100             50,000
Lake of the Woods (MN-2-A1).......................       25,000           100             25,000
                                                      ---------                        ---------
  Minnesota Total.................................       75,000                           75,000
                                                      ---------                        ---------
Missouri
Bates (MO-9)......................................       75,000           100             75,000
                                                      ---------                        ---------
  Missouri Total..................................       75,000                           75,000
                                                      ---------                        ---------
Montana
Billings..........................................      133,000            97            129,000
Great Falls.......................................       83,000           100             83,000
Lincoln (MT-1)....................................      151,000           100            151,000
Toole (MT-2)......................................       39,000           100             39,000
Malta (MT-3)......................................       15,000            49              7,000
Daniels (MT-4)....................................       39,000           100             39,000
Mineral (MT-5)....................................      196,000           100            196,000
Deer Lodge (MT-6).................................       65,000           100             65,000
Fergus (MT-7).....................................       29,000           100             29,000
Beaverhead (MT-8).................................       96,000           100             96,000
Carbon (MT-9).....................................       34,000           100             34,000
Prairie (MT-10)...................................       20,000           100             20,000
                                                      ---------                        ---------
  Montana Total...................................      900,000                          888,000
                                                      ---------                        ---------

                                                                      OWNERSHIP      THE COMPANY'S
               CELLULAR MARKETS(1)                  POPULATION(2)     PERCENTAGE     POPULATION(2)
--------------------------------------------------  -------------     ----------     -------------
Nevada
Humbolt (NV-1)....................................       46,000           100             46,000
Lander (NV-2).....................................       59,000           100             59,000
Mineral (NV-4)....................................       30,000           100             30,000
White Pine (NV-5).................................       15,000           100             15,000
                                                      ---------                        ---------
  Nevada Total....................................      150,000                          150,000
                                                      ---------                        ---------
New Mexico
Lincoln (NM-6)....................................      240,000           100            240,000
                                                      ---------                        ---------
  New Mexico Total................................      240,000                          240,000
                                                      ---------                        ---------
North Dakota
Bismarck..........................................       89,000            99             88,000
Fargo.............................................      167,000           100            167,000
Grand Forks.......................................      105,000           100            105,000
Divide (ND-1).....................................      101,000           100            101,000
Bottineau (ND-2)..................................       58,000           100             58,000
McKenzie (ND-4)...................................       62,000           100             62,000
Kidder (ND-5).....................................       47,000           100             47,000
                                                      ---------                        ---------
  North Dakota Total..............................      629,000                          628,000
                                                      ---------                        ---------
South Dakota
Rapid City........................................      117,000           100            117,000
Sioux Falls.......................................      140,000            99            139,000
Harding (SD-1)....................................       36,000           100             36,000
Corson (SD-2).....................................       22,000           100             22,000
McPherson (SD-3)..................................       52,000           100             52,000
Marshall (SD-4)...................................       65,000           100             65,000
Custer (SD-5).....................................       25,000           100             25,000
Haakon (SD-6).....................................       38,000           100             38,000
Sully (SD-7)......................................       66,000           100             66,000
Kingsbury (SD-8)..................................       73,000           100             73,000
Harrison (SD-9)...................................       93,000           100             93,000
                                                      ---------                        ---------
  South Dakota Total..............................      727,000                          726,000
                                                      ---------                        ---------
Texas
Abilene...........................................      154,000           100            154,000
Lubbock...........................................      233,000           100            233,000
Midland...........................................      124,000            96            119,000
Odessa............................................      132,000            96            127,000
San Angelo........................................      107,000           100            107,000
Parmer (TX-3).....................................      150,000           100            150,000
Gaines (TX-8).....................................      140,000           100            140,000
Hudspeth (TX-12)..................................       26,000           100             26,000
Reeves (TX-13)....................................       32,000           100             32,000
Loving (TX-14)....................................       49,000           100             49,000
                                                      ---------                        ---------
  Texas Total.....................................    1,147,000                        1,137,000
                                                      ---------                        ---------
Nebraska
Lincoln...........................................      233,000           100            233,000
Cherry (NE-2).....................................       30,000           100             30,000
Knox (NE-3).......................................      113,000           100            113,000
Grant (NE-4)......................................       35,000           100             35,000
Keith (NE-6)......................................      109,000           100            109,000
Hall (NE-7).......................................       90,000           100             90,000
Chase (NE-8)......................................       56,000           100             56,000
Adams (NE-9)......................................       79,000           100             79,000
Cass (NE-10)......................................       84,000           100             84,000
                                                      ---------                        ---------
  Nebraska Total..................................      829,000                          829,000
                                                      ---------                        ---------

                                                                      OWNERSHIP      THE COMPANY'S
               CELLULAR MARKETS(1)                  POPULATION(2)     PERCENTAGE     POPULATION(2)
--------------------------------------------------  -------------     ----------     -------------
Wyoming
Casper............................................       63,000           100             63,000
Sheridan (WY-2)...................................       76,000           100             76,000
Douglas (WY-5)....................................       12,000            49              6,000
                                                      ---------                        ---------
  Wyoming Total...................................      151,000                          145,000
                                                      ---------                        ---------
Cellular Total....................................    6,134,000                        6,104,000
                                                      =========                        =========


---------------

(1) Excludes three markets containing a population of 370,000 in which the Company operates under an Interim Operating Authority ("IOA").



(2) Estimated 1997 populations are based on 1995 estimates by Equifax adjusted by the Company by a growth factor based upon Equifax's growth factors from 1990 to 1995.



(3) The population for Idaho 2 includes 5,000 persons in Idaho 3 which the Company has construction permits to build Cell Sites under its Idaho 2 license.



PCS OPERATIONS



     The Company owns, or has been the high bidder on, 107 PCS licenses, covering approximately 62.8 million persons, including 100 licenses covering approximately 43.5 million persons for which the Company was the higher bidder in the FCC auction of PCS licenses designated as D and E Blocks, which concluded during 1997.



     The Company has completed initial construction and commenced commercial operations of its PCS systems in the Honolulu, Salt Lake City, El Paso/Albuquerque, Portland, Oklahoma City and Des Moines/Quad Cities MTAs, and is constructing the initial phase of its PCS system in the Denver MTA, which the Company expects to become operational during the second quarter of 1997. In 1997, the Company intends to begin design and construction of PCS systems in the Seattle and Phoenix/Tucson BTAs, for which it was the high bidder in the FCC D and E Block auctions. The Company has not yet finalized its construction plans for all of the licenses for which it was the high bidder in the D and E auctions.



     The Company believes its PCS service offerings are broader than those generally offered by cellular systems in the Company's PCS markets. PCS service offerings initially include all of the services typically provided by cellular systems, as well as paging, caller identification, text messaging, smart cards, voice mail, over-the-air activation and over-the-air subscriber profile management.



     The Company's goal is to achieve significant market penetration by aggressively marketing competitively priced PCS services under its proprietary VoiceStream brand name, offering enhanced services not generally provided by cellular operators and providing superior customer service. In addition, the Company is structured to be a low-cost provider of PCS services by taking advantage of the existing business infrastructure and business experience established in connection with its cellular operations, including centralized management, marketing, billing and customer service functions, and by focusing on efficient customer acquisition and retention. See "-- Products and Services."



     The Company's experience is that PCS technology is better suited to urban areas than rural areas and has cost advantages relative to cellular technology in urban areas. PCS Cell Sites operate at a higher frequency and lower power than cellular Cell Sites and, therefore, typically have a smaller coverage area. Unlike in rural areas, wireless systems in urban areas require substantial frequency "reuse" to provide high capacity. The coverage advantage that cellular frequencies and analog technology enjoy in rural areas is not present in urban areas because analog cellular technology does not provide efficient frequency reuse. As a result, the higher frequency, lower power, digital PCS systems are likely to provide greater capacity in urban areas.

     The Company has selected GSM as the digital standard for its PCS system because the Company believes it has significant advantages over the other competing digital standards, including the experience of years of proven operability in Europe and Asia, enhanced features not presently available with other standards and an open system architecture that will allow the Company to choose from a variety of equipment options and providers. GSM is the leading digital wireless standard in the world, with over 30 million customers in 110 countries. The GSM digital standard also has been selected by other PCS licensees which, together with the Company, would cover over 260 million persons representing approximately 98% of the US population.



     The Company has entered into roaming agreements or letters of intent with all of the MTA licensees which have chosen to deploy the GSM standard in their PCS markets in the United States which will provide for roaming by the Company's PCS subscribers into these carriers' PCS markets, and vice versa, when such systems are operational. The Company also has reciprocal roaming agreements or letters of intent with 35 international carriers who have chosen to deploy the GSM standard. The Company anticipates entering into similar agreements with other domestic and international carriers who deploy the GSM standard and with other cellular carriers.


PCS MARKETS AND SYSTEMS


     The Company owns, or was the high bidder on 107 FCC licenses to provide wireless PCS communications services in the markets listed below. The MTA licenses owned by the Company are 30 MHz blocks in the A and B Blocks and the BTA licenses are 10 MHz blocks in the D and E Blocks. See "-- Governmental Regulation -- Licensing of PCS Systems."



       PCS MTA MARKETS          PCS BTA MARKETS                           POPULATION(1)
------------------------------  ----------------------------------------  -------------
Honolulu                        ........................................     1,234,000
Portland                        ........................................     3,527,000
Salt Lake City                  ........................................     3,071,000
Denver                          ........................................     4,500,000
El Paso/Albuquerque             ........................................     2,433,000
Oklahoma City                   ........................................     1,957,000
Des Moines/Quad Cities(2)       ........................................     3,078,000
                                Clinton-Sterling........................       148,000
                                Burlington..............................       140,000
                                Mason City..............................       115,000
                                Marshalltown............................        54,000
Seattle
                                Seattle-Tacoma..........................     3,117,000
                                Olympia-Centralia.......................       333,000
Phoenix
                                Phoenix.................................     2,772,000
                                Tucson..................................       752,000
                                Yuma....................................       143,000
                                Prescott................................       139,000
                                Flagstaff...............................       119,000
                                Sierra Vista-Douglas....................       114,000
                                Nogales.................................        38,000
San Antonio
                                San Antonio.............................     1,749,000
                                Corpus Christi..........................       544,000
                                McAllen.................................       561,000
                                Brownsville-Harlin......................       342,000
                                Laredo..................................       195,000
San Francisco
                                San Francisco...........................     6,896,000

       PCS MTA MARKETS          PCS BTA MARKETS                           POPULATION(1)
------------------------------  ----------------------------------------  -------------
Spokane
                                Billings................................       314,000
                                Great Falls.............................       170,000
                                Walla Walla.............................       172,000
                                Kennewick-Pasco.........................       185,000
                                Missoula................................       167,000
                                Lewiston................................       129,000
                                Butte...................................        69,000
                                Bozeman.................................        80,000
                                Kalispell...............................        72,000
                                Helena..................................        69,000
Wichita
                                Wichita.................................       636,000
                                Salina..................................       140,000
                                Hutchinson..............................       122,000
Tulsa
                                Coffeyville.............................        60,000
Omaha
                                Lincoln.................................       326,000
                                Grand Island............................       145,000
                                Norfolk.................................       110,000
                                North Platte............................        85,000
                                Hastings................................        71,000
                                McCook..................................        33,000
Kansas City
                                Manhattan...............................       134,000
Minneapolis
                                Fargo...................................       306,000
                                Grand Forks.............................       211,000
                                Sioux Falls.............................       226,000
                                Bismarck................................       125,000
                                Aberdeen................................        85,000
                                Mitchell................................        83,000
                                Watertown...............................        72,000
                                Bemidji.................................        64,000
                                Huron...................................        52,000
Dallas
                                Austin..................................     1,086,000
                                Amarillo................................       400,000
                                Abilene.................................       258,000
                                Odessa(3)...............................       229,000
                                San Angelo..............................       167,000
                                Midland(3)..............................       129,000
                                Paris...................................        93,000
                                Clovis..................................        83,000
                                Brownwood...............................        61,000
                                Hobbs...................................        59,000
                                Big Spring..............................        36,000
St. Louis
                                St. Louis...............................     2,829,000
                                Carbondale-Marion.......................       208,000
                                Columbia................................       200,000
                                Cape Girardeau..........................       187,000
                                Quincy-Hannibal.........................       175,000
                                Poplar Bluff............................       154,000
                                Jefferson City..........................       151,000
                                Mount Vernon............................       116,000
                                Rolla...................................       106,000
                                West Plains.............................        72,000
                                Kirksville..............................        54,000

       PCS MTA MARKETS          PCS BTA MARKETS                           POPULATION(1)
------------------------------  ----------------------------------------  -------------
Milwaukee
                                Milwaukee...............................     1,810,000
Cleveland
                                Cleveland-Akron.........................     2,936,000
                                Canton..................................       528,000
                                Youngstown-Warren.......................       493,000
                                Erie....................................       284,000
                                Mansfield...............................       228,000
                                Sandusky................................       137,000
                                Sharon..................................       122,000
                                East Liverpool-Salem....................       113,000
                                Ashtabula...............................       102,000
                                Meadville...............................        86,000
Chicago
                                Jacksonville............................        69,000
Little Rock
                                Little Rock.............................       921,000
                                Fort Smith..............................       305,000
                                Fayetteville............................       262,000
                                Jonesboro...............................       172,000
                                Pine Bluff..............................       154,000
                                Hot Springs.............................       129,000
                                Russellville............................        91,000
                                Harrison................................        82,000
Cincinnati
                                Dayton-Springfield......................     1,242,000
Richmond
                                Norfolk-VA Beach........................     1,818,000
                                Richmond-Petersburg.....................     1,213,000
                                Danville................................       169,000
                                Lynchburg...............................       161,000
                                Staunton-Waynesboro.....................       108,000
                                Martinsville............................        93,000
                                                                            ----------
                                PCS Total(4)............................    62,808,000
                                                                            ==========


---------------

(1) Estimated 1997 populations are based on 1995 estimates by Equifax adjusted by the Company by a growth factor based upon Equifax's growth factors from 1990 to 1995.



(2) "Quad Cities" refers to the cities of Moline and Rock Island, Illinois, and Bettendorf and Davenport, Iowa.



(3) The Company was the high bidder on two 10 MHz licenses in these BTAs.



(4) Total PCS pops reflected here are net of the Des Moines BTA markets which overlap the Des Moines/Quad Cities MTA markets.



     The Company has a 49.9 percent partnership interest in Cook Inlet PCS, which owns PCS licenses for 14 BTAs covering approximately 3.4 million persons, and was the high bidder for 7 PCS licenses covering approximately 9.3 million persons in the FCC auction of PCS licenses designated as F Block, which concluded during 1997. Cook Inlet PCS is a Delaware limited partnership ultimately controlled by Cook Inlet Region, Inc., an Alaska Native Regional Corporation, which qualifies Cook Inlet PCS for additional benefits available to a small business. Cook Inlet PCS has begun to construct its PCS system in the Tulsa BTA, which is expected to be operational in the third quarter of 1997. Cook Inlet PCS has not yet finalized its construction plans for the other licenses that it owns or those for which it was the high bidder in the FCC's F Block auction.



     Cook Inlet PCS owns, or was the high bidder on, FCC licenses to provide wireless PCS communications services in 21 separate markets. The BTA licenses owned by Cook Inlet PCS are

30 MHz blocks in the C Block except as noted below. See "-- Governmental Regulation -- Licensing of PCS Systems."



       PCS MTA MARKETS          PCS BTA MARKETS                           POPULATION(1)
------------------------------  ----------------------------------------  -------------
Seattle
                                Seattle-Tacoma(2).......................     3,117,000
                                Yakima..................................       247,000
                                Bremerton...............................       251,000
                                Wenatchee...............................       198,000
                                Aberdeen................................        91,000
                                Port Angeles............................        93,000
                                Bellingham(2)...........................       155,000
Spokane
                                Spokane.................................       715,000
                                Walla Walla.............................       172,000
Phoenix
                                Phoenix(2)..............................     2,772,000
                                Tucson(2)...............................       752,000
Dallas
                                Temple(2)...............................       317,000
                                Wichita Falls...........................       207,000
                                Sherman-Dennison........................       159,000
Tulsa
                                Tulsa...................................       913,000
                                Muskogee................................       159,000
                                Coffeyville.............................        60,000
                                Bartlesville............................        49,000
Kansas City
                                Pittsburg(2)............................        90,000
Minneapolis
                                Worthington.............................        96,000
Cincinnati
                                Cincinnati(2)...........................     2,104,000
                                                                            ----------
                                Total...................................    12,717,000
                                                                            ==========


---------------
(1) Estimated 1997 populations are based on 1995 estimates by Equifax adjusted by the Company by a growth factor based upon Equifax's growth factors from 1990 to 1995.


(2) Represents a 10 MHz license for which it was the high bidder in the F Block. See "Governmental Regulation -- Licensing of PCS Systems."


PRODUCTS AND SERVICES

     The Company provides a variety of wireless products and services designed to match a range of needs for business and personal use.

  CELLULAR

     The Company offers its subscribers high quality cellular communications, as well as several custom calling services, such as call forwarding, call waiting, conference calling, voice message storage and retrieval and no-answer transfer. In addition, all subscribers can access local government emergency services from their cellular handsets (with no air time charge) by dialing 911. The Company will continue to evaluate new products and services that may be complementary to its wireless operations. The Company has designed several pricing options to meet the varied needs of its customer base. Most options consist of a fixed monthly charge (with varying allotments of included minutes, in some cases), plus additional variable charges per minute of use. In addition, in most cases the Company separately charges for its custom calling features.

     The Company provides extended regional and national service to cellular subscribers in its markets, thereby allowing them to make and receive calls while in other cellular service areas without dialing special access codes, through its membership in North American Cellular Network ("NACN") and other regional networking arrangements. NACN is the largest wireless telephone network system in the world, linking non-wireline cellular operators throughout the United States, Canada, Puerto Rico and the Virgin Islands. The Company also has special roaming arrangements with certain cellular carriers in areas adjacent to the Company's markets that provide the Company's customers attractive rates when roaming in these surrounding areas.



  PCS



     The Company is currently operating PCS systems in the Honolulu, Salt Lake City, El Paso/Albuquerque, Portland, Oklahoma City and Des Moines/Quad Cities MTAs and will offer PCS services in the Denver MTA and selected BTAs using the GSM standard. The Company currently offers several distinct services and features in its PCS systems, including:



     Enhanced Features -- The Company's PCS systems offer caller identification, call hold, voice mail, numeric paging, as well as custom calling features such as call waiting, conference calling and call forwarding.



     Messaging and Wireless Data Transmission -- Digital networks offer voice and data communications, including text messaging, through a single handset. The Company believes that, as data transmission services develop, a number of uses for such services will emerge.



     Call Security and Privacy -- Sophisticated encryption algorithms provide increased call security, encouraging users to make private, business and personal calls with significantly lower risk of eavesdropping than on analog-based systems.



     Smart Card -- "Smart" cards, programmed with the user's billing information and a specified service package, allow subscribers to obtain PCS connectivity automatically, simply by inserting their smart cards into compatible PCS handsets.



     Over-the-Air Activation and Over-the-Air Subscriber Profile
Management -- The Company is able to transmit changes in the subscriber's feature package, including mobile number assignment and personal directory numbers, directly to the subscriber's handset.



     Extended Battery Performance -- Digital handsets are capable of entering into a "sleep" mode when not in use, significantly extending the handset's battery performance. In addition, because the Company's PCS systems utilize tightly spaced, low power transmitters, less power is required to transmit calls, thereby further extending battery performance.



     Roaming -- Subscribers will be able to roam in substantial portions of the United States, either on other GSM-based PCS systems operated by current licensees or by using dual-mode handsets that can be used on existing cellular systems. The Company has entered into roaming agreements which allow its PCS customers to roam on cellular systems. The Company has been advised by the manufacturers of dual-mode handsets that such handsets will be commercially available in significant quantities in 1998 and it has entered into agreements with suppliers to acquire dual-mode handsets when available.



MARKETING, SALES AND CUSTOMER SERVICE



     The Company's sales and marketing strategy is to generate continued net subscriber growth and increased subscriber revenues. In addition, the Company targets a customer base which it believes is likely to generate higher monthly service revenues, while attempting to achieve a low cost of adding new subscribers. The Company markets its services under nationally recognized and proprietary brand names, and sells its products and services through a combination of direct and indirect distribution channels.

  MARKETING



     The Company markets its cellular products and services in all markets principally under the name CELLULAR ONE. CELLULAR ONE, the first national brand name in the cellular industry, is currently utilized by a national coalition of cellular licensees in the 50 states with a combined estimated population of over 173 million. The national advertising campaign conducted by the Cellular One Group enhances the Company's advertising exposure at a fraction of the cost of what could be achieved by the Company alone.



     The Company markets its PCS products and services under its proprietary VoiceStream brand name. The Company's objective is to develop brand recognition of VoiceStream through substantial advertising and direct marketing in each of its PCS markets. In marketing its PCS services, the Company intends to emphasize the enhanced features, privacy and competitive pricing of such services. Initially, the Company intends to concentrate its PCS marketing efforts primarily on businesses and individuals "on-the-go," which would benefit from integrated mobile voice, messaging and wireless data transmission capabilities, and subscribers with substantial needs for wireless communications, who would benefit from enhanced features and services.



  SALES



     The Company sells its products and services through a combination of direct and indirect channels. The Company operates 162 local sales offices (which also serve as retail sales locations), including 102 under the CELLULAR ONE brand name, 14 under the Phones-To-Go brand name and 46 under the VoiceStream brand name, and utilizes a direct sales force of over 850 persons based out of these offices, who are trained to educate new customers on the features of its products. Sales commissions generally are linked both to subscriber revenue and subscriber retention, as well as activation levels.



     The Company believes that its local sales offices provide the physical presence in local markets necessary to position the Company as a quality local service provider, and give the Company greater control over both its costs and the sales process. The Company also utilizes indirect sales through an extensive network of national and local merchant and specialty retailers. The Company intends to continue to use a combination of direct and indirect sales channels, with the mix depending on the demographics of each particular market.



     In addition, the Company acts as a retail distributor of handsets and maintains inventories of handsets. Although subscribers generally are responsible for purchasing or otherwise obtaining their own handsets, the Company has historically sold handsets below cost to respond to competition and in accordance with general industry practice.



  CUSTOMER SERVICE



     Customer service is a significant element of the Company's operating philosophy. The Company is committed to attracting and retaining subscribers by providing consistently superior customer service. At its headquarters in Issaquah, Washington, the Company maintains a highly sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise, 24 hours a day, 365 days a year.



     The Company implements credit check procedures at the time of sale and continuously monitors customer churn (the rate of subscriber attrition). The Company believes that it helps manage its churn through an outreach program by its sales force and customer service personnel. This program not only enhances subscriber loyalty, but also increases add-on sales and customer referrals. The outreach program allows the sales staff to check customer satisfaction, as well as to offer additional calling features, such as voice mail, call waiting and call forwarding.

     In February 1997, the Company announced plans to build a customer call center in Albuquerque, New Mexico. The facility is slated to open during the second half of 1997. This facility, along with the Company's current customer call center in Issaquah, Washington, will support the Company's current cellular and PCS customers and will be able to support the Company's expected subscriber growth for the foreseeable future. As these customer call centers are in different regions of the country, they will also provide backup for one another in case of natural disaster, which will allow the Company to maintain continuous customer service.



SUPPLIERS AND EQUIPMENT VENDORS



     The Company does not manufacture any of the handsets or Cell Site equipment used in the Company's operations. The high degree of compatibility among different manufacturer's models of handsets and Cell Site equipment allows the Company to design, supply and operate its systems without being dependent upon any single source of such equipment. The handsets and Cell Site equipment used in the Company's operations are available for purchase from multiple sources, and the Company anticipates that such equipment will continue to be available in the foreseeable future. The Company currently purchases handsets primarily from Motorola, Inc., Ericsson Inc. and Nokia. The Company currently purchases Cell Site and switching equipment primarily from NORTEL, Lucent Technologies and Nokia.



COMPETITION



     Competition for subscribers among wireless licensees is based principally upon the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Such competition may increase to the extent that licenses are transferred from smaller, stand-alone operators to larger, better capitalized and more experienced wireless communications operators who may be able to offer subscribers certain network advantages similar to those offered by the Company.



     The Company has one cellular competitor in each of its cellular markets including AirTouch, Aliant, CommNet, Kansas Cellular, Southwestern Bell and US Cellular, and there will be six PCS licenses in each of its markets. Currently, the Company's principal competitors in its PCS business are PrimeCo, Sprint Spectrum and AT&T Wireless, as well as the two existing cellular providers in its PCS markets. The Company also competes with paging, dispatch and conventional mobile telephone companies, resellers and landline telephone service providers. Potential users of cellular systems may, however, find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone only service may be adequate for potential subscribers who do not need to speak to the caller. In the future, cellular service may also compete more directly with traditional landline telephone service providers.



     The Company's PCS business will directly compete with existing cellular service providers in its PCS markets, many of which have been operational for a number of years and have significantly greater financial and technical resources than those available to the Company and who may upgrade their systems to provide comparable services in competition with the Company's PCS systems. These cellular competitors include AT&T Wireless, AirTouch and US Cellular.



     The FCC requires all cellular and PCS licensees to provide service to "resellers." A reseller provides wireless service to customers but does not hold an FCC license or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's services and also a competitor of that licensee. Several small resellers currently operate in competition with the Company's systems. With respect to PCS licensees, the resale obligations terminate five years after the last group of initial licenses of currently allotted PCS spectrum is awarded.

     In the future, in its cellular and PCS markets the Company expects to face increased competition from entities providing other communications technologies and services, including digital mobile communications systems on existing SMR frequencies, referred to as ESMR, and satellite-based telecommunications systems. Although some of these technologies and services are currently operational, others are being developed or may be developed in the future.



     Continuing technological advances in communications and FCC policies that encourage the development of new spectrum-based technologies may result in new technologies that compete with cellular and PCS systems. In addition, the Omnibus Budget Reconciliation Act of 1993 requires, among other things, the allocation to commercial use of a portion of 200 MHz of the spectrum currently reserved for government use. It is possible that some portion of the spectrum that is reallocated will be used to create new land-mobile services or to expand existing land-mobile services.



GOVERNMENTAL REGULATION



     The FCC regulates the licensing, construction, operation, acquisition and sale of cellular and PCS systems in the United States pursuant to the Communications Act of 1934 (the "Communications Act"), as amended from time to time, and the rules, regulations and policies promulgated by the FCC thereunder.



     LICENSING OF CELLULAR COMMUNICATIONS SYSTEMS



     A cellular communications system operates under a protected geographic service area license granted by the FCC for a particular market on one of two frequency blocks allocated for cellular service. One license for each market was initially awarded to a company or group that was affiliated with a local landline telephone carrier in such market and is called the wireline or "B" band license and the other license is called the non-wireline or "A" band license. Following notice of completion of construction, a cellular operator obtains initial operating authority. Cellular authorizations are issued generally for a 10-year term beginning on the date of the grant of the initial construction permit. Under FCC rules, the authorized service area of a cellular provider in each of its markets is referred to as the Cellular Geographic Service Area or CGSA. A cellular licensee has the exclusive right to serve the entire area that falls within the licensee's MSA or RSA for a period of five years after grant of the licensee's construction permit. At the end of the five-year period, however, the licensee's exclusive CGSA rights become limited to the area actually served by the licensee as of that time, as determined pursuant to a formula adopted by the FCC. After the five-year period any entity may apply to serve portions of the MSA or RSA not being served by the licensee. The five year exclusivity period has expired for most licensees and parties have filed unserved area applications, including some in the Company's markets.



     Near the conclusion of the 10-year license term, licensees must file applications for renewal of licenses to obtain authority to renew their license. The FCC has adopted specific standards to apply to cellular renewals, under which standard the FCC will award a renewal expectancy to a cellular licensee that (i) has provided substantial service during its past license term and (ii) has substantially complied with applicable FCC rules and policies and the Communications Act. Violations of the Communications Act or the FCC's rules could result in license revocations, forfeitures or fines.



     Cellular radio service providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent cellular users, permittees and licensees in order to avoid electrical interference between adjacent systems. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters. The FCC has also provided guidelines respecting cellular service resale practices and the terms under which certain ancillary services may be provided through cellular facilities.

     Cellular and PCS systems are subject to certain FAA regulations respecting the location, lighting and construction of transmitter towers and antennae and may be subject to regulation under the National Environmental Policy Act and the environmental regulations of the FCC. State or local zoning and land use regulations also apply to the Company's activities. The Company uses common carrier point to point microwave facilities to connect Cell Sites and to link them to the main switching office. These facilities are separately licensed by the FCC and are subject to regulation as to technical parameters and service.



     The Communications Act preempts state and local regulation of the entry of, or the rates charged by, any provider of commercial mobile radio service ("CMRS") or any private mobile radio service ("PMRS"), which CMRS includes cellular (and PCS) service.



     TRANSFERS AND ASSIGNMENTS OF CELLULAR LICENSES



     The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a construction permit or license for a cellular system. Subject to FCC approval, a license or permit may be transferred from a nonwireline entity to a wireline entity, or vice versa. Non-controlling interests in an entity that holds a cellular license or cellular system generally may be bought or sold without FCC approval. Any acquisition or sale by the Company of cellular interests may also require the prior approval of the Federal Trade Commission and the Department of Justice, if over a certain size, as well as any state or local regulatory authorities having competent jurisdiction.



     In addition, the FCC's rules prohibit the alienation of any ownership interest in an RSA application, or an entity holding such an application, prior to the grant of a construction permit. For unserved cellular areas, no change of control may take place until after the FCC has granted both a construction permit and a license and the licensee has provided service to the public for at least one year. These restrictions affect the ability of prospective purchasers, including the Company, to enter into agreements for RSA and unserved area acquisitions prior to the lapse of the applicable transfer restriction periods. The restriction on sales of interests in RSA and unserved area applications and on agreements for such sales should not have a greater effect on the Company than on any other prospective buyer.



     LICENSING OF PCS SYSTEMS



     In order to increase competition in wireless communications, promote improved quality and service and make available the widest possible range of wireless services, federal legislation was enacted directing the FCC to allocate radio frequency spectrum for PCS by competitive bidding. A PCS system operates under a protected geographic service area license granted by the FCC for a particular market on one of six frequency blocks allocated for broadband PCS service. The FCC has divided the United States and its possessions and territories into PCS markets made up of 493 BTAs and 51 MTAs. Each MTA consists of at least two BTAs. As many as six licensees will compete in each PCS service area. The FCC has allocated 120 MHz of radio spectrum in the 2 GHz band for licensed broadband PCS services. The FCC divided the 120 MHz of spectrum into six individual blocks, each of which is allocated to serve either MTAs or BTAs. The spectrum allocation includes two 30 MHz blocks (A and B Blocks) licensed for each of the 51 MTAs, one 30 MHz block (C Block) licensed for each of the 493 BTAs, and three 10 MHz blocks (D, E and F Blocks) licensed for each of the 493 BTAs. A PCS license will be awarded for each MTA or BTA in every block, for a total of more than 2,000 licenses. During 1997, the last of these auctions was completed. The high bidder for each of these licenses has been announced, but the licenses for the D, E and F Block licenses have not yet been awarded.



     Under the FCC's current rules specifying spectrum aggregation limits affecting broadband PCS licensees, no entity may hold licenses for more than 45 MHz of PCS, cellular and SMR services regulated as CMRS where there is significant overlap in any geographic area (significant overlap will occur when at least ten percent of the population of the PCS licensed service area is within the CGSA(s) and/or SMR service area(s)).



     The Company owns cellular licenses serving markets that are wholly or partially within the Denver MTA, resulting in the Company exceeding the FCC's current 45 MHz CMRS crossownership restriction described above. The Company has a period of time after acquisition of the Denver MTA in which to comply with this ownership restriction. In the event that this restriction is not waived or revised, the Company will be obligated to divest sufficient portions of its PCS market or its cellular holdings to come into compliance with the rules. The Company does not believe such restriction or any actions the Company is required to take to comply therewith will have a material adverse effect on the Company.



     All PCS licenses will be granted for a 10-year period, at the end of which they must be renewed. The FCC has adopted specific standards to apply to PCS renewals, under which the FCC will award a renewal expectancy to a PCS licensee that (i) has provided substantial service during its past license term and (ii) has substantially complied with applicable FCC rules and policies and the Communications Act. All 30 MHz PCS licensees, including the Company, must construct facilities that offer coverage to one-third of the population of their service area within five years of their initial license grants and to two-thirds of the population within ten years. Licensees that fail to meet the coverage requirements may be subject to forfeiture of the license.



     FCC rules restrict the voluntary assignments or transfers of control of C and F Block licenses. During the first five years of the license term, assignments or transfers affecting control are permitted only to assignees or transferees that meet the eligibility criteria for participation in the entrepreneur block auction at the time the application for assignment or transfer of control is filed, or if the proposed assignee or transferee holds other licenses for C and F Blocks and, at the time of receipt of such licenses, met the same eligibility criteria. Any transfers or assignments during the entire 10 year initial license term are subject to unjust enrichment penalties, i.e., forfeiture of any bidding credits and acceleration of any installment payment plans should the assignee or transferee not qualify for the same benefits. In the case of the C and F Blocks, the FCC will conduct random audits to ensure that licensees are in compliance with the FCC's eligibility rules. Violations of the Communications Act or the FCC's rules could result in license revocations, forfeitures or fines.



     For a period of up to five years after the grant of a PCS license (subject to extension), a PCS licensee will be required to share spectrum with existing licensees that operate certain fixed microwave systems within its license area. To secure a sufficient amount of unencumbered spectrum to operate its PCS systems efficiently and with adequate population coverage, the Company will need to relocate many of these incumbent licensees. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC has adopted (i) a transition plan to relocate such microwave operators to other spectrum blocks and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the cost of the relocation. Initially, this transition plan allowed most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire or emergency medical services operations, the voluntary negotiation period is three years, with an additional two year mandatory negotiation period. The FCC has recently shortened the voluntary negotiation period by one year (without lengthening the mandatory negotiation period) for non-public safety PCS licensees in the C, D, E and F Blocks. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the incumbent microwave user is permitted to continue its operations until final FCC resolution of the matter. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations.

     TRANSFERS AND ASSIGNMENTS OF PCS LICENSES



     The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a license for a PCS system. In addition, the FCC has established transfer disclosure requirements that require licensees who transfer control of or assign a PCS license within the first three years of their license term to file associated contracts for sale, option agreements, management agreements or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds a PCS license or PCS system generally may be bought or sold without FCC approval. Any acquisition or sale by the Company of PCS interests may also require the prior approval of the Federal Trade Commission and the Department of Justice, if over a certain size, as well as state or local regulatory authorities having competent jurisdiction.



     FOREIGN OWNERSHIP



     Under existing law, no more than 20% of an FCC licensee's capital stock may be owned, directly or indirectly, or voted by non-US citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Because the Company itself does not hold any FCC license but instead controls other companies which themselves hold the licenses (which is the current and intended structure), up to 25% of the Company's capital stock may be owned or voted by non-US. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Alien ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest. If foreign ownership of the Company were to exceed the 25% level, the FCC could revoke the Company's FCC licenses, although the Company could seek a declaratory ruling from the FCC allowing the foreign ownership or take other actions to reduce the Company's foreign ownership percentage in order to avoid the loss of its licenses. The Company has no knowledge of any present foreign ownership in violation of these restrictions.



     TELECOMMUNICATIONS ACT OF 1996 AND OTHER RECENT INDUSTRY DEVELOPMENTS



     On February 8, 1996, the Telecommunications Act of 1996 (the "Telecommunications Act") was signed into law, substantially revising the regulation of communications. The goal of the Telecommunications Act is to enhance competition and remove barriers to market entry, while deregulating the communications industry to the greatest extent possible. To this end, local and long-distance communications providers will, for the first time, be able to compete in the other's market, and telephone and cable companies will likewise be able to compete. To facilitate the entry of new carriers into existing markets, the Telecommunications Act imposes certain interconnection and equal access requirements on incumbent carriers. Additionally, all communications carriers providing interstate communications services must contribute to the federal universal service support mechanisms that the FCC will establish. The Company cannot predict the outcome of the FCC's rulemaking proceedings to promulgate regulations to implement the new law or the effect of the new regulations on cellular service or PCS, and there can be no assurance that such regulations will not adversely affect the Company's business or financial condition.



     At present, cellular providers, other than the regional Bell operating companies, have the option of using only one designated long distance carrier. The Telecommunications Act codifies the policy that CMRS providers will not be required to provide equal access to long distance carriers. The FCC, however, may require CMRS carriers to offer unblocked access (i.e., implemented by the subscriber's use of a carrier identification code or other mechanisms at the time of placing a call) to the long distance provider of a subscriber's choice. The FCC has terminated its inquiry into the imposition of equal access requirements on CMRS providers.



     On July 26, 1996, the FCC released a Report and Order establishing timetables for making emergency 911 services available by cellular, PCS and other mobile service providers, including "enhanced 911" services that provide the caller's telephone number, location and other useful information. By late 1997, cellular and PCS providers must be able to process and transmit 911 calls (without call validation), including those from callers with speech or hearing disabilities. Assuming a cost recovery mechanism is in place, by mid-1998 such providers must have completed actions enabling them to relay a caller's automatic number identification and Cell Site, and by 2001 they must be able to identify the location of a 911 caller within 125 meters in 67% of all cases. State actions incompatible with the FCC rules are subject to preemption.



     On August 1, 1996, the FCC released a Report and Order expanding the flexibility of cellular, PCS and other CMRS providers to provide fixed as well as mobile services. Such fixed services include, but need not be limited to, "wireless local loop" services, e.g., to apartment and office buildings, and wireless backup to PBXs and local area networks, to be used in the event of interruptions due to weather or other emergencies. The FCC has not yet decided whether such fixed services should be subjected to universal service obligations, or how they should be regulated, but it has proposed a presumption that they be regulated as CMRS services.



     On August 8, 1996, the FCC released its order implementing the interconnection provisions of the Telecommunications Act of 1996. The FCC's decision is lengthy and complex and is subject to petitions for reconsideration and judicial review (as described below), and its precise impact is difficult to predict with certainty. However, the FCC's order concludes that CMRS providers are entitled to reciprocal compensation arrangements with local exchange carriers ("LECs") and prohibits LECs from charging CMRS providers for terminating LEC-originated traffic. The FCC's decision gives it broad authority to regulate on the intrastate level, but states may impose additional procompetitive rules beyond the minimum federal guidelines. Under these guidelines, states must set arbitrated rates for interconnection and access to unbundled elements based upon the LECs' long run incremental costs, plus a reasonable share of forward-looking joint and common costs. In lieu of such cost-based rates, the FCC has also established for use by states a benchmark maximum range of 0.2-0.4 cents per minute for end office termination pending further cost-based studies, and subject to a possible "true-up" payment later. The FCC has also permitted states to impose "bill and keep" arrangements, under which CMRS providers would make no payments for LEC termination of calls where LECs and CMRS providers have symmetrical termination costs and roughly balanced traffic flows. However, the FCC has found no evidence that these conditions presently exist. The relationship of these charges to the payment of access charges and universal service contributions has not yet been resolved by the FCC. LECs and state regulators filed appeals of the interconnection order, which have been consolidated in the US Court of Appeals for the Eighth Circuit. The Court has temporarily stayed the effective date of the pricing rules (including the benchmark maximum of 0.2 - 0.4 cents described above) until more permanent relief can be fashioned.



     The FCC recently adopted rules on telephone number portability which will enable subscribers to migrate their landline and cellular telephone numbers to a PCS carrier and from a PCS carrier to another service provider.



INTELLECTUAL PROPERTY



     CELLULAR ONE is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Cellular One Group, a Delaware general partnership comprised of Cellular One Marketing, Inc., a subsidiary of Southwestern Bell Mobile Systems, together with Cellular One Development, Inc., a subsidiary of AT&T and Vanguard Cellular Systems, Inc. The Company uses the CELLULAR ONE service mark to identify and promote its cellular telephone service pursuant to licensing agreements with Cellular One Group. In 1996 the Company paid approximately $110,000 and $144,000, in licensing and advertising fees, respectively, under these agreements. The licensing agreements require the Company to provide high-quality cellular telephone service to its customers, and to maintain a certain minimum overall customer satisfaction rating in surveys commissioned by Cellular One Group. The licensing agreements that the Company has entered into are for original five-year terms expiring on various dates. Assuming compliance by the Company with the provisions of the agreements, each of these agreements may be renewed at the Company's option for three additional five-year terms.



     Western Wireless and VoiceStream are service marks owned by the Company and registered with the United States Patent and Trademark Office. "Tele-Waves," a service mark owned by one of the Company's subsidiaries, is registered with the United States Patent and Trademark Office and is the service mark under which the Company provides its paging services.



EMPLOYEES AND LABOR RELATIONS



     The Company considers its labor relations to be good and, to the Company's knowledge, none of its employees is covered by a collective bargaining agreement. As of December 31, 1996, the Company employed a total of approximately 2,470 people in the following areas:



                                CATEGORY                               NUMBER OF EMPLOYEES
    -----------------------------------------------------------------  -------------------
    Sales and marketing..............................................         1,300
    Engineering......................................................           440
    General and administration, including customer service...........           730



PROPERTIES



     In addition to the direct and attributable interests in cellular, PCS and paging licenses and other similar assets discussed previously, the Company leases its principal executive offices (consisting of approximately 116,000 square feet) located primarily in Issaquah, Washington. The Company and its subsidiaries and affiliates also lease and own locations for inventory storage, microwave, Cell Site and switching equipment and local sales and administrative offices. The Company is currently seeking additional space in or near Issaquah to support the growth of its principal executive offices.



     The Company leases a distribution center in Denver, which stores and distributes handset inventory for all of the Company's cellular and PCS operations. The facility has adequate space to support the growth of the Company's distribution network which will grow with the expansion of the Company's PCS markets.



     In February 1997, the Company announced plans to build a customer call center in Albuquerque, New Mexico. The approximately 65,000 square foot facility is slated to open during the second half of 1997. This facility, along with the Company's current customer call center in Issaquah, Washington, is expected to support the Company's anticipated subscriber growth for the foreseeable future.



LEGAL PROCEEDINGS



     There are no material, pending legal proceedings to which the Company or any of its subsidiaries or affiliates is a party or of which any of their property is subject which, if adversely decided, would have a material adverse effect on the Company.


ORGANIZATION

     The Company conducts its operations through a number of direct and indirect subsidiaries and affiliates. The Company holds its FCC licenses and conducts all operations through wholly-owned subsidiaries. Five of the Company's MSAs have minority ownership interests held by non-affiliated third parties. The total ownership of such minority interest holders in such subsidiaries and affiliates ranges from less than one percent to approximately eight percent. An indirect wholly-owned subsidiary of the Company is the 49.9% limited partner of Cook Inlet PCS. See "Risk Factors -- Holding Company Structure; Subordination,"
"-- Governmental Regulation" and "Certain Transactions."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL


     The names, ages and positions of the executive officers, key personnel and directors of the Company are listed below along with their business experience during the past five years. The business address of all officers of the Company is 2001 NW Sammamish Road, Issaquah, Washington 98027. All of these individuals are citizens of the United States. The Company's Board of Directors currently consists of five directors and one board seat that is vacant. Directors are elected at the annual meeting of shareholders to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Executive officers of the Company are appointed at the Board's first meeting after each annual meeting of shareholders. No family relationships exist among any of the directors or executive officers of the Company, except for Mr. Stanton and Ms. Gillespie, who are married to each other. See "-- Board of Directors."



                       NAME                          AGE                POSITION
---------------------------------------------------  ---     -------------------------------
John W. Stanton....................................  41      Chairman, Director and Chief
                                                             Executive Officer
Donald Guthrie.....................................  41      Vice Chairman and Chief
                                                             Financial Officer(1)
Robert R. Stapleton................................  39      President
Mikal J. Thomsen...................................  40      Chief Operating Officer
Theresa E. Gillespie...............................  44      Senior Vice President(1)
Alan R. Bender.....................................  42      Secretary, Senior Vice
                                                             President and General Counsel
Cregg B. Baumbaugh.................................  40      Senior Vice President --
                                                             Corporate Development
Timothy R. Wong....................................  41      Vice President -- Engineering
Robert P. Dotson...................................  36      Vice President -- Marketing
Bradley J. Horwitz.................................  41      Vice President -- International
Nastashia Stoneman Press...........................  36      Principal Accounting Officer
John L. Bunce, Jr..................................  38      Director
Mitchell R. Cohen..................................  32      Director
Jonathan M. Nelson.................................  40      Director
Terence M. O'Toole.................................  38      Director


---------------

(1) Ms. Gillespie was the Chief Financial Officer until February 25, 1997, at which time Mr. Guthrie was appointed the Chief Financial Officer and Ms. Gillespie was appointed Senior Vice President.


     John W. Stanton has been a director, Chairman of the Board and Chief Executive Officer of the Company since its formation in July 1994. Mr. Stanton has been Chief Executive Officer of GCC since March 1992, and was Chairman of the Board of GCC from March 1992 to December 1995. Mr. Stanton has served as Chairman of the Board and Chief Executive Officer of PN Cellular, Inc. ("PN Cellular"), the former General Partner of MCLP since its formation in October 1992. Mr. Stanton served as a director of McCaw Cellular Communications, Inc. ("McCaw") from 1986 to 1994, and as a director of LIN Broadcasting Corporation ("LIN Broadcasting") from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw, serving as Vice-Chairman of the Board of McCaw from 1988 to

September 1991 and as Chief Operating Officer of McCaw from 1985 to 1988. Mr. Stanton is also a member of the Board of Directors of Advanced Digital Information Corporation and SmarTone (Hong Kong). In addition, Mr. Stanton is a trustee of Whitman College, a private college. Mr. Stanton is currently Second Vice Chairman of the CTIA.



     Donald Guthrie has been Vice Chairman of the Company since November 1995. Effective February 25, 1997, Mr. Guthrie was appointed Chief Financial Officer of the Company. From 1986 to October 1995, he served as Senior Vice President and Treasurer of McCaw and, from 1990 to October 1995, he served as Senior Vice President -- Finance of LIN Broadcasting.


     Robert R. Stapleton has been President of the Company since its formation in July 1994, and President of GCC since November 1992. From August 1989 to November 1992, he served in various positions with GCC, including Chief Operating Officer and Vice President of Operations. From 1984 to 1989, Mr. Stapleton was employed by mobile communications subsidiaries of Pacific Telesis, Inc., which now are affiliated with AirTouch Communications.

     Mikal J. Thomsen has been Chief Operating Officer of the Company since its formation in July 1994. Mr. Thomsen was a director and Chief Operating Officer of MCLP and its predecessor from its inception in 1991 until the Company's formation in July 1994. From 1983 to 1991, Mr. Thomsen held various positions at McCaw, serving as General Manager of its International Division from 1990 to 1991 and as General Manager of its West Florida Region from 1987 to 1990.


     Theresa E. Gillespie was Chief Financial Officer of the Company since its formation in July 1994 until February 25, 1997, at which time she was appointed Senior Vice President. Ms. Gillespie was Chief Financial Officer of MCLP and its predecessor since its inception in 1991 until the Company's formation in July 1994. Ms. Gillespie has been Chief Financial Officer of certain entities controlled by Mr. Stanton and Ms. Gillespie since 1988. From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw. From 1975 to 1986 she was employed by a national public accounting firm.



     Alan R. Bender has been Secretary, Senior Vice President and General Counsel of the Company since its formation in July 1994. Mr. Bender joined GCC in April 1990, as Senior Counsel, and was named Secretary in June 1990, General Counsel in August 1990 and Vice President in March 1992. From 1988 to 1990, Mr. Bender was Vice President and Senior Counsel of a subsidiary of PacifiCorp Inc.


     Cregg B. Baumbaugh has been Senior Vice President -- Corporate Development of the Company since its formation in July 1994. From November 1989 through the present, he has served in various positions with GCC, including Vice
President -- Business Development. From 1986 to 1989, Mr. Baumbaugh was employed by The First Boston Corporation.

     Timothy R. Wong has been Vice President -- Engineering of the Company since January 1996. From 1990 to 1995, Mr. Wong held various positions at U S WEST Cellular, serving as Executive Director -- Engineering and Operations from 1994 to 1995, Director of Wireless Systems Engineering in 1993, Manager of International Wireless Engineering in 1992, and Manager -- Systems Design from 1990 to 1991.

     Robert P. Dotson has been Vice President -- Marketing of the Company since May 1996. Previously, Mr. Dotson held various marketing positions with PepsiCo's KFC restaurant group, serving as Senior Director of Concept Development from 1994 to 1996, Director of International Marketing from 1993 to 1994, Divisional Marketing Director from 1991 to 1993 and Manager of New Product Development and Base Business Marketing from 1989 through 1991.


     Bradley J. Horwitz has been Vice President -- International of the Company and President of Western Wireless International Corporation, a subsidiary of the Company, since November 1995. From 1983 to 1995, Mr. Horwitz held various positions at McCaw, serving as Vice President -- International Operations from 1992 to 1995, Director -- Business Development from 1990 to 1992 and Director of Paging Operations from 1986 to 1990. Mr. Horowitz is currently a member of the Board of Directors of SmarTone (Hong Kong).

     Nastashia Stoneman Press has been Principal Accounting Officer since December 1995. Ms. Press was Controller of the Company from its formation in July 1994 to December 1995, and Controller of MCLP from April 1992 to the Company's formation in July 1994. From 1989 to 1992, Ms. Press was Controller of Institutional Communications Company. From 1983 to 1989, she held various accounting and finance positions at MCI Communications Corporation.


     John L. Bunce, Jr. has been a director of the Company since its formation in July 1994. Mr. Bunce was a director of GCC from March 1992 to December 1995. Mr. Bunce is a general partner of Hellman & Friedman, a private investment firm, having joined Hellman & Friedman as an associate in 1988. Mr. Bunce currently is a director of MobileMedia Corporation, Falcon Cable TV, Young & Rubicam and several privately held companies.



     Mitchell R. Cohen has been a director of the Company since its formation in July 1994. Mr. Cohen was a director of GCC from March 1992 to December 1995. Mr. Cohen is a general partner of Hellman & Friedman, having joined Hellman & Friedman as an associate in July 1989. From 1986 to 1989, Mr. Cohen was employed by Shearson Lehman Hutton, Inc. Mr. Cohen currently is a director of MobileMedia Corporation and Advanstar Communications.



     Jonathan M. Nelson has been a director of the Company since its formation in July 1994. Mr. Nelson is a managing general partner of Providence Ventures, L.P., the general partner of the general partner of Providence Media Partners L.P. ("Providence"), a private equity fund. Mr. Nelson has been President and Chief Executive Officer of Providence Equity Partners, Inc. (investment advisor) since its inception in 1995 and is a Member of Providence Equity Partners LLC, which is the general partner of Providence Equity Partners L.P. and Providence Equity Partners II L.P. Since 1986, Mr. Nelson has been a managing director of Narragansett Capital, Inc., a private management company for three separate equity investment funds. Mr. Nelson is currently a director of Wellman, Inc., and Brooks Fiber Properties Inc.



     Terence M. O'Toole has been a director of the Company since its formation in July 1994. Mr. O'Toole joined Goldman, Sachs & Co. ("Goldman Sachs") in 1983 and became a Vice President in April 1988, a general partner in November 1992 and a Managing Director in 1996. He is currently a director of Insilco Corporation and AMF Group Inc.


BOARD OF DIRECTORS


     The Executive Committee is currently comprised of Messrs. Stanton, Bunce and O'Toole, and the Compensation Committee is currently comprised of Messrs. Cohen and Nelson. The Audit Committee is currently comprised of Messrs. Cohen and Nelson and is responsible for recommending to the Board of Directors the engagement of the independent public accountants of the Company and reviewing with the independent public accountants the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent public accountants.


     The Washington Business Corporation Act (the "Washington Business Act") provides that a company may indemnify its directors and officers as to certain liabilities. The Company's Articles of Incorporation and Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by law, and the Company has entered into separate indemnification agreements with each of its directors and officers to effectuate these provisions, and has purchased director's and officer's liability insurance. The effect of such provisions is to indemnify the directors and officers of the Company against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company, to the fullest extent permitted by law.

EXECUTIVE COMPENSATION


     The following table sets forth the compensation paid in 1996 and 1995 to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers (the "Named Executive Officers").



                           SUMMARY COMPENSATION TABLE



                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                       ------------
                                                                          AWARDS
                                                                       ------------
                                                ANNUAL COMPENSATION     SECURITIES
                                               ---------------------    UNDERLYING       ALL OTHER
                                      FISCAL                 BONUS     OPTIONS/SARS   COMPENSATION(1)
    NAME AND PRINCIPAL POSITION        YEAR    SALARY ($)     ($)          (#)              ($)
------------------------------------  ------   ----------   --------   ------------   ---------------
John W. Stanton.....................   1996     $ 180,000   $270,000            0         $ 4,500
  Chairman & Chief Executive Officer   1995       120,000    180,000            0           4,500
Robert R. Stapleton.................   1996       150,000    120,000       75,000           4,500
  President                            1995       139,461    100,000      139,500           4,500
Donald Guthrie......................   1996     $ 150,000     80,000      145,250             563
  Vice Chairman and Chief              1995        18,750          0       93,000               0
  Financial Officer
Mikal J. Thomsen....................   1996       140,000     90,000       60,000           4,500
  Chief Operating Officer              1995       134,375     65,000      124,000           4,500
Theresa E. Gillespie................   1996       130,000    100,000            0           3,095
  Senior Vice President                1995       119,167     80,000      100,750           4,500


---------------
(1) Company paid matching contributions to the Company's 401(k) Profit Sharing Plan and Trust.


     The following table sets forth information concerning individual grants of stock options made during the fiscal year ended December 31, 1996 to the Named Executive Officers.


                     OPTION/SAR GRANTS IN LAST FISCAL YEAR


                                        INDIVIDUAL GRANTS
                     --------------------------------------------------------
                      NUMBER OF
                     SECURITIES    PERCENT OF TOTAL                                POTENTIAL REALIZABLE VALUE AT
                         OF          OPTIONS/SARS    EXERCISE                   ASSUMED ANNUAL RATES OF STOCK PRICE
                     UNDERLYING       GRANTED TO      OR BASE                     APPRECIATION FOR OPTION TERM(2)
                     OPTIONS/SARS    EMPLOYEES IN      PRICE       EXPIRATION   ------------------------------------
        NAME         GRANTED(#)(1)   FISCAL YEAR     ($/SHARE)      DATE(1)         0%           5%          10%
-------------------- -----------   ----------------  ---------     ----------   ----------   ----------   ----------
John W. Stanton.....         0              0%        $     0              --   $        0   $        0   $        0
Robert R.
  Stapleton.........    75,000(1)         6.6          13.725(1)   12/31/2006            0      666,844    1,665,844
Donald Guthrie......    85,250(3)         7.5            1.13(3)     2/6/2006    1,086,511    1,831,703    2,967,233
                        60,000(1)         5.3          13.725(1)   12/31/2006            0      533,475    1,332,675
Mikal J. Thomsen....    60,000(1)         5.3          13.725(1)   12/31/2006            0      533,475    1,332,675
Theresa E.
  Gillespie.........         0              0               0              --            0            0            0


---------------

(1) These options have terms of ten years from the date of grant, December 31, 1996, and become exercisable as to 25% of the shares on the first anniversary and an additional 25% every year thereafter until such options are fully exercisable, provided that such officer remains continuously employed by the Company.



(2) Potential realizable value is based on an assumption that the stock price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These numbers are calculated based on the requirements of the Commission and do not reflect the Company's estimate of future stock price performance.



(3) These options were granted pursuant to a September 1995 agreement between the Company and Mr. Guthrie. The options have a term of ten years from the date of grant, February 6, 1996, and vest in 25% equal annual increments over a period of four years from the vesting commencement date as specified in the agreement. Pursuant to the agreement, as a result of the Company consummating its public offering on certain agreed upon terms, the fourth annual vesting increment has been accelerated and has become fully vested. The Company recorded deferred compensation at the time the options were granted based upon the difference between the fair market value of the underlying securities and the exercise price of the options. As the fair market value of the underlying securities of these options has declined since the grant date, the Company has reflected the potential realizable value at assumed annual rates of stock price appreciation for the option term based upon the closing price of the Company's Class A Common Stock on December 31, 1996, as quoted on The Nasdaq National Market. Had the Company based the potential realizable value at assumed annual rates of stock price appreciation on the fair market value of the underlying securities as of the date of grant, the amounts disclosed above would have been $1,828,613, $3,041,328 and $4,889,275, respectively.


OPTION EXERCISES AND HOLDINGS


     The following table sets forth information with respect to each of the Named Executive Officers concerning the exercise of stock options and unexercised stock options held at December 31, 1996.


            AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES


                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                        NUMBER OF                        OPTIONS/SARS AT          IN-THE-MONEY OPTIONS/SARS
                         SHARES                        FISCAL YEAR-END (#)          AT FISCAL YEAR-END($)
                       ACQUIRED ON      VALUE      ---------------------------   ---------------------------
         NAME          EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------- -----------   -----------   -----------   -------------   -----------   -------------
John W. Stanton.......         0     $         0           0              0      $         0    $         0
Robert R. Stapleton...   100,000       1,247,595     441,209        215,791        3,899,739        433,422
Donald Guthrie........         0               0      45,338        193,687          341,636      1,004,181
Mikal J. Thomsen......         0               0     103,334        189,166          383,576        401,121
Theresa E.
  Gillespie...........         0               0      83,054        104,496          307,860        316,704


EMPLOYMENT AGREEMENTS


     The Company has entered into employment agreements with each of Messrs. Stanton, Guthrie, Stapleton, and Thomsen and Ms. Gillespie, pursuant to which such person's employment by the Company may be terminated by the Company at any time, with or without cause (as such term is defined in the agreements). The agreements provide for initial annual base compensation of $180,000, $150,000, $150,000, $140,000 and $130,000, respectively (which such annual base compensation has been subsequently adjusted by the Board of Directors to $190,000, $160,000, $160,000, $150,000 and $140,000, respectively), and provide each executive officer an opportunity to earn an annual bonus, as determined by the Board of Directors of the Company, targeted at 100%, 70%, 70%, 60%, and 60%, respectively, of such person's base compensation. Each such agreement provides that, in the event of an involuntary termination (as defined therein) for other than cause (1) such executive officer will be entitled to receive a severance payment in an amount equal to any accrued but unpaid existing annual targeted incentive bonus through the date of termination, 12 months of such executive's then base compensation, and an amount equal to 12 months of such executive's existing annual targeted incentive bonus, (2) the Company will, at its expense, make all specified insurance payment benefits on behalf of such executive officer and his or her dependents for 12 months following such involuntary termination and (3) with respect to any stock options previously granted to each executive officer which remain unvested at the time of involuntary termination, there shall be immediate vesting of that portion of each such grant of any unvested stock options equal to the product of the total number of such unvested options under such grant multiplied by a fraction, the numerator of which is the sum of the number of days from the date on which the last vesting of options under such grant occurred to and including the date of termination plus 365, and the denominator of which is the number of days remaining from the date on which the last vesting of options under such grant occurred to and including the date on which the final vesting under such grant would have occurred absent the termination. Mr. Stapleton's agreement provides for an immediate vesting of all options upon his involuntary termination for other than cause. Among other things, an executive officer's death or permanent disability will be deemed an involuntary termination for other than cause. In addition, each agreement provides for full vesting of all stock options granted upon a change of control (as such term is defined in the stock option agreements with the executive officer) of the Company.


     Pursuant to each such employment agreement, the Company has entered into an indemnification agreement with such executive officer pursuant to which the Company has agreed to indemnify the executive officer against certain liabilities arising by reason of the executive officer's affiliation with the Company. Pursuant to the terms of each employment agreement, each executive officer agrees that during such executive officer's employment with the Company and for one year following the termination of such executive officer's employment with the Company for any reason, such executive officer will not engage in a business which is substantially the same as or similar to the business of the Company and which competes within the applicable commercial mobile radio services markets serviced by the Company. Mr. Stanton's agreement provides that such prohibition shall not preclude Mr. Stanton's investment in other companies engaged in the wireless communications business or his ability to serve as a director of other companies engaged in the wireless communications business, in each case subject to his fiduciary duties as a director of the Company. See "Risk Factors -- Dependence Upon Key Personnel."


     All key employees of the Company have executed a non-compete agreement containing provisions substantially similar to those set forth in the employment agreements described above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The Compensation Committee of the Company's Board was formed in July 1994. None of the members was at any time during the fiscal year ended December 31, 1996, or at any other time, an officer or employee of the Company. No member of the Compensation Committee of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.


COMPENSATION OF DIRECTORS


     Directors of the Company currently receive no compensation for serving on the Board. Directors are not reimbursed for their out-of-pocket expenses incurred in connection with attendance at meetings of, and other activities relating to serving on, the Board of Directors and any committees thereof. The Board of Directors is currently considering compensation arrangements for the directors.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1997, by (i) each person who is known by the Company to own beneficially 5% or more of either class of Common Stock; (ii) each director of the Company; (iii) each Named Executive Officer of the Company; and (iv) all directors and officers as a group. Unless otherwise indicated, all persons listed have sole voting power and investment power with respect to such shares, subject to community property laws, where applicable, and the information contained in the notes to the table.



                                                                                PERCENTAGE
                                   SHARES BENEFICIALLY OWNED(1)             BENEFICIALLY OWNED
                                -----------------------------------     ---------------------------
       NAME AND ADDRESS         A SHARES     B SHARES      TOTAL        A SHARES   B SHARES   TOTAL
------------------------------  ---------   ----------   ----------     --------   --------   -----
Hellman & Friedman(2)(5)......         --   25,163,997   25,163,997       --         45.6 %   35.9 %
  One Maritime Plaza, 12th
  Floor
  San Francisco, CA 94111
The Goldman Sachs Group, L.P.
  and related
  investors(3)(5).............         --   12,099,029   12,099,029       --         21.9     17.3
  85 Broad Street, 19th Floor
  New York, NY 10004
John W. Stanton and
  Theresa E.
  Gillespie(4)(5)(6)..........     65,000    6,290,852    6,355,852        *         11.4      9.1
  2001 NW Sammamish Road
  Issaquah, WA 98027
Providence Media Partners
  L.P.(5).....................         --    3,886,591    3,886,591       --          7.0      5.6
 c/o Providence Ventures, Inc.
  900 Fleet Center
  50 Kennedy Plaza
  Providence, RI 02903
Wellington Management Co.,
  LLP.........................  1,239,980           --    1,239,980        8.4       --        1.8
  75 State Street
  Boston, MA 02109
T. Rowe Price Associates,
  Inc.........................  1,075,000           --    1,075,000        7.3       --        1.5
  100 E. Pratt Street
  Baltimore, MD 21202
Strong Capital Management.....    786,600           --      786,600        5.3       --        1.1
  100 Heritage Reserve
  Menomoner Fold, WI 53051
Donald Guthrie(6).............     15,000      156,768      171,768        *          *        *
Robert A. Stapleton(6)........     15,000      451,396      466,396        *          *        *
Mikal J. Thomsen(6)(7)........     38,469      453,307      491,776        *          *        *
John L. Bunce, Jr.(8).........         --   25,163,997   25,163,997       --         45.6     35.9
Mitchell R. Cohen(8)..........         --   25,163,997   25,163,997       --         45.6     35.9
Jonathan M. Nelson(9).........      6,000    3,866,591    3,872,591        *          7.0      5.6
Terence M. O'Toole(10)........         --   12,099,029   12,099,029       --         21.9     17.3
All directors and executive
  officers as a group (13
  persons)(6).................    159,969   48,738,201   48,898,170        1.1       86.7     68.8

---------------

  *   Less than 1% of the outstanding shares of Common Stock.

 (1) Computed in accordance with Rule 13d-3(d)(1) of the Exchange Act.

 (2) Consists of shares held by Hellman & Friedman Capital Partners II, L.P. ("HFCP"), H&F Orchard Partners, L.P. ("HFOP") and H&F International Partners, L.P. ("HFIP"), which are in turn beneficially owned by their respective general partners and Warren Hellman, individually and as a trustee of The Hellman Family Revocable Trust dated December 17, 1984 (the "Hellman Trust" and with HFCP, HFOP and HFIP, the "Hellman Entities"), and Tully M. Friedman, individually and as the trustee of The Tully M. Friedman Revocable Trust UAD January 3, 1980 (the "Friedman Trust" and with Hellman Entities, the "Hellman & Friedman Entities"). HFCP owns of record 22,727,539 shares of Class B Common Stock, HFOP owns of record 2,033,024 shares of Common Stock and HFIP owns of record 403,434 shares of Class B Common Stock. HFCP, HFOP and HFIP are California limited partnerships, the sole general partners of which are entities indirectly controlled by the Hellman Trust and the Friedman Trust. The principal business of each of such partnerships is to make strategic investments in a variety of special situations, including restructurings, recapitalizations and buyouts. Hellman is a trustee of the Hellman Trust and Friedman is a trustee of the Friedman Trust. Each of Hellman and Friedman is a citizen of the United States. Hellman and Friedman, individually and as trustees of the respective trusts, share voting and investment power with respect to the shares of Class B Common Stock held by the Hellman & Friedman Entities.


 (3) Consists of (i) 11,096,078 shares of Class B Common Stock held of record by GS Capital Partners, L.P. ("GS Capital"), (ii) 580,813 shares of Class B Common Stock held of record by Stone Street Fund 1992, L.P. ("Stone Street"), (iii) 337,163 shares of Class B Common Stock held of record by Bridge Street Fund 1992, L.P. ("Bridge Street") and (iv) 84,975 shares of Class B Common stock held of record by The Goldman Sachs Group, L.P. ("GS Group"). Each of GS Capital, Stone Street and Bridge Street is an investment limited partnership, the general partner, the managing general partner or the managing partner of which is an affiliate of GS Group. GS Group disclaims beneficial ownership of shares held by such investment partnerships to the extent partnership interests in such partnerships are held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. The amounts in the table do not include (i) 330 shares of Class A Common Stock owned by Goldman, Sachs & Co. as of March 31, 1997 which were acquired in the ordinary course of market-making transactions or (ii) 178,800 shares of Class A Common Stock held in managed accounts (the "Managed Accounts") as of March 31, 1997 for which Goldman, Sachs & Co. exercises voting or investment authority, or both. GS Group disclaims beneficial ownership of the shares held in the Managed Accounts.



 (4) Includes (i) 1,686,069 shares of Class B Common Stock held of record by PN Cellular, which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (ii) 1,274,520 shares of Class B Common Stock held of record by Stanton Communications Corporation ("SCC"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (iii) 30,000 shares of Class A Common Stock and 3,087,774 shares of Class B Common Stock held by Mr. Stanton and Ms. Gillespie, as tenants in common, (iv) 5,000 shares of Class A Common Stock and 159,437 shares of Class B Common Stock held of record by The Stanton Family Trust, and (v) 30,000 shares of Class A Common Stock held of record by Mr. Stanton pursuant to the Company's Executive Restricted Stock Plan. Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly owned by them, as well as the shares held of record of PN Cellular, SCC and The Stanton Family Trust.


 (5) Parties or affiliates of parties to the Shareholders Agreement, which provides that the parties thereto will vote their shares of Common Stock in favor of the election as directors of the Company, the Chief Executive Officer of the Company, one person designated by Stanton and Providence, one person designated by Goldman Sachs, two persons designated by the

     Hellman & Friedman Entities and one person selected by a majority of such designated persons, subject to the ownership requirements set forth therein. See "Certain Transactions."

 (6) Includes aggregate exercisable options to purchase Class B Common Stock; does not include unexercisable options. May include stock jointly or separately owned with or by spouse.


 (7) Mr. Thomsen jointly holds voting and investment power with respect to all of such shares with Lynn C. Thomsen, his wife, except for shares issued or issuable upon the exercise of stock options. Includes 172,484 shares of Class B Common Stock beneficially owned by Mr. Thomsen through his ownership of approximately 10.2% of PN Cellular. Mr. Thomsen does not have voting control over such shares.



 (8) Mr. Bunce and Mr. Cohen may each be deemed to be the owner of the 25,163,997 shares of Class B Common Stock owned by the Hellman & Friedman Entities as they are general partners of Hellman & Friedman. Each of Mr. Bunce and Mr. Cohen disclaim beneficial ownership of shares held by the Hellman & Friedman Entities to the extent interests in such entities are held by persons other than such individual.



 (9) Mr. Nelson may be deemed to be the owner of the 3,886,591 shares of Class B Common Stock owned by Providence, as he is a managing general partner of Providence Ventures, L.P., the general partner of the general partner of Providence. Mr. Nelson disclaims beneficial ownership of shares held by Providence to the extent interests in Providence are held by persons other than Mr. Nelson.



(10) Mr. O'Toole, who is a managing director of Goldman, Sachs & Co., disclaims beneficial ownership of shares which may be deemed to be beneficially owned by GS Group.

                              CERTAIN TRANSACTIONS


     In November 1993, the Hellman & Friedman Entities, Mr. Stanton and Ms. Gillespie each exercised rights to purchase shares of common stock of GCC (the "GCC Stock"), which subsequently were exchanged for Class B Common Stock. See "Principal Shareholders."


     In 1993, prior to the Business Combination, GCC and MCLP exchanged certain cellular systems owned by each of them.

     Western Wireless Corporation was formed in July 1994 as part of the Business Combination involving GCC, MCLP, Mr. Stanton and Ms. Gillespie and PN Cellular. Immediately prior to the Business Combination, MCLP owned directly and indirectly 2.5% of the outstanding shares of GCC Stock and a subsidiary of GCC owned a 9.7% limited partnership interest in MCLP and 10% of the general partner of MCLP. Pursuant to the Business Combination, Western Wireless Corporation acquired approximately 95% of the outstanding shares of GCC Stock from certain GCC stockholders in exchange for Class B Common Stock (the "GCC Exchange"). Of the 45,042,681 shares of Class B Common Stock issued in the Business Combination, 51.9% were issued to GCC stockholders, 46.2% were issued to the partners of MCLP and 1.9% were issued in connection with interest acquired from Mr. Stanton and Ms. Gillespie and their affiliates. Simultaneously with the GCC Exchange, Western Wireless Corporation acquired all of the general and limited partnership interests of MCLP in exchange for Class B Common Stock. As part of the Business Combination, Western Wireless Corporation also acquired the remaining ownership interests in a corporation controlled by Mr. Stanton and Ms. Gillespie in which MCLP had a minority interest and in other partnerships controlled by MCLP, Mr. Stanton and Ms. Gillespie in exchange for Class B Common Stock. As a result of the Business Combination and a series of related transactions, Western Wireless Corporation holds indirectly all of the assets formerly held by MCLP, and GCC is a wholly-owned subsidiary of Western Wireless Corporation.


     In connection with the Business Combination, certain holders of GCC Stock and certain holders of limited partnership interests in MCLP entered into the Stockholders Agreement. As of the date of the Company's public offering in May 1996, the parties to the Stockholders Agreement beneficially owned approximately 68.3% of the Company's outstanding Common Stock. The provisions of the Stockholders Agreement, other than the provisions relating to registration rights, terminated at the closing of such offerings. See "Management -- Board of Directors."



     Concurrently with the execution of the Stockholders Agreement, the Hellman & Friedman Entities, Mr. Stanton, Ms. Gillespie, PN Cellular, The Stanton Family Trust and SCC (collectively, the "Stanton Entities"), GS Capital, Stone Street, Bridge Street and GS Group (collectively, the "Goldman Sachs Entities") and certain other shareholders entered into a Voting Agreement, which was to be effective only upon the consummation of an initial public offering. The Voting Agreement, which was superseded by the Shareholders Agreement, provided generally that each of the Hellman & Friedman Entities, the Stanton Entities and the Goldman Sachs Entities would vote their shares of Common Stock for one member of the Board of Directors designated by each of the others so long as each of the others beneficially owns at least 7 1/2% of the outstanding shares of Common Stock of the Company. In connection with the Company's public offerings in May 1996, the Hellman & Friedman Entities, the Stanton Entities, the Goldman Sachs Entities and Providence entered into the Shareholders Agreement, which superseded the Voting Agreement and, with respect to election of directors of the Company, provides that each of the Hellman & Friedman Entities, the Stanton Entities, the Goldman Sachs Entities and Providence shall vote their shares of Common Stock to elect a Board of Directors which will include (but not necessarily be limited to) the following six members: (i) the Chief Executive Officer of the Company, (ii) so long as the Hellman & Friedman Entities beneficially own at least (A) 15% of the total voting power (as defined in the Shareholders Agreement) of the Company, two persons designated by the Hellman & Friedman Entities or (B) 7 1/2% of the total voting power of the Company, one person designated by the Hellman & Friedman Entities, (iii) so long as the Goldman Sachs Entities beneficially own at least 7 1/2% of the total voting power of the Company, one person designated by the Goldman Sachs Entities, (iv) so long as the Stanton Entities and Providence collectively beneficially own at least 7 1/2% of the total voting power of the Company, one person designated by majority vote of the

Stanton Entities and Providence (such designee being in addition to Mr. Stanton if he is then serving on the Board of Directors by reason of being the Chief Executive Officer of the Company); the Stanton Entities agreed that so long as Mr. Stanton is serving as Chief Executive Officer and Providence owns at least 75% of the shares of Common Stock it beneficially owns at the date of execution of the Shareholders Agreement, the Stanton Entities shall vote their shares of Common Stock for one member of the Board of Directors designated by Providence; and (v) one member of the Board of Directors of the Company selected by a majority of the persons selected as described above. The Shareholders Agreement further provides that so long as the Hellman & Friedman Entities hold shares of Common Stock having voting power (as defined in the Shareholders Agreement) in excess of 49.9% of the total voting power, then for so long as the Hellman & Friedman Entities shall hold shares of Common Stock having voting power in excess of the aforesaid percentage, it shall abstain from voting that number of shares of Common Stock which gives it more votes than the aforesaid percentage. Such agreement has a term of 10 years. The Goldman Sachs Entities are also limited in their voting power pursuant to provisions of the Company's Articles of Incorporation. See "Description of Capital Stock -- Certain Articles of Incorporation, Bylaws and Statutory Provisions Affecting
Shareholders - Regulated Shareholders."

     In the second quarter of 1995, in order to finance the acquisition of broadband MTA PCS licenses through auctions conducted by the FCC, a number of the Company's current shareholders and their affiliates purchased shares of non-voting, convertible Series A Preferred Stock (the "PCS Preferred Stock") of Western PCS Corporation, a wholly-owned subsidiary of the Company ("Western PCS"), all the outstanding common stock of which was held by the Company, for a total purchase price of $149,499,980. The PCS Preferred Stock was exchangeable into shares of Class B Common Stock. The purchasers of the PCS Preferred Stock were the Hellman & Friedman Entities, Goldman Sachs Entities, Mr. Stanton and Ms. Gillespie, Providence, Bayer Investment Group and Toronto Dominion Investments, Inc. To secure their purchase commitments prior to the purchase, the subscribers agreed to pledge shares of the Company's stock or provide loans to the Company. Loans aggregating approximately $13,850,000 were made to the Company by subscribers. At the time of the purchase, the pledged shares were released and the loans (including accrued interest in the amount of $226,000) converted to equity in partial satisfaction of the purchase price. On June 26, 1995, the Company caused the exchange of the PCS Preferred Stock into Class B Common Stock, leaving Western PCS as a wholly-owned subsidiary of the Company and resulting in the issuance of 13,241,443 shares of Class B Common Stock to the purchasers in exchange for the PCS Preferred Stock.

     In July 1995, in connection with a private offering by the Company to all GCC stockholders who were accredited investors to exchange their GCC Stock for Class B Common Stock, Mr. Stapleton, Mr. Bender and Mr. Baumbaugh exchanged 30, 73 and 56 shares of GCC Stock for 9,300, 22,630 and 17,360 shares of Class B Common Stock, respectively.

     In November 1995, a wholly-owned subsidiary of the Company and Cook Inlet PV/SS PCS Partners, L.P. (the "General Partner") formed a limited partnership, Cook Inlet PCS, to participate in PCS C Block auction. Providence is a limited partner of the General Partner of Cook Inlet PCS. The General Partner is not otherwise affiliated with the Company. In connection with the formation of Cook Inlet PCS, the Company granted to each partner of the General Partner the right, during a specified period, to exchange its partnership interest in the General Partner for shares of Class B Common Stock, the number of shares to be based on the partners' capital contributions to the General Partner. Providence has the right to exchange its partnership interest in the General Partner for up to 122,140 shares of Class B Common Stock.

     In December 1995, GS Capital Partners Media Holding I, L.P., an affiliate of the Goldman Sachs Entities, terminated and distributed the 3,842,531 shares of Class B Common Stock registered in its name to its partners, GS Capital and GS Capital Partners Media Holding I, Inc., both of which are affiliates of the Goldman Sachs Entities. Following such distribution, GS Capital Partners Media Holding I, Inc. merged with and into the Company and the shares of Class B Common Stock owned by GS Capital Partners Media Holding I, Inc. were canceled and a like number of shares of Class B Common Stock were issued to GS Capital. GS Capital reimbursed the Company for all of the out-of-pocket expenses incurred by it in connection with this transaction.

     In February 1996, the Company acquired, through mergers intended to be tax-free reorganizations, Palouse Paging, Inc. ("Palouse") and Sawtooth Paging, Inc. ("Sawtooth"), paging system operators that provide services in some markets in which the Company operates its cellular systems. Prior to the acquisitions, Mr. Stanton and Ms. Gillespie had a significant ownership interest in each of Palouse and Sawtooth. The acquisitions, each of which was approved by the Company's Board of Directors in September 1995, contemplated a per share value of the Common Stock of $11.29 for purposes of the exchange. The value of each of Palouse and Sawtooth was determined by the disinterested directors of the Company's Board of Directors. Mr. Stanton and Ms. Gillespie together had independent legal representation in connection with the acquisitions and Mr. Stanton did not participate in either the Board of Directors' decision as to whether to complete the transaction or its determination of the value to be assigned to the interests acquired. Prior to the acquisition of Palouse, Mr. Stanton and Ms. Gillespie jointly owned approximately 99% of the issued and outstanding shares of common stock of Palouse. In consideration for the acquisition, the shares of stock of Palouse were exchanged for 515,561 shares of Class B Common Stock. In connection with the acquisition, Palouse repaid Mr. Stanton and Ms. Gillespie loans in the amount of $355,000. Prior to the acquisition of Sawtooth, Mr. Stanton and Ms. Gillespie, the Company and another individual, who now is an employee of the Company, owned approximately 47%, 47% and 6%, respectively, of the issued and outstanding shares of common stock of Sawtooth. In consideration for the acquisition of Sawtooth, the issued and outstanding shares of common stock of Sawtooth owned by Mr. Stanton and Ms. Gillespie and the other individual shareholder were exchanged for 79,748 shares of Class B Common Stock. In connection with the acquisition, Sawtooth repaid Mr. Stanton and Ms. Gillespie loans in the amount of $288,000.


     Pursuant to an agreement reached in September 1995, Donald Guthrie, the Company's Vice Chairman, purchased 88,567 shares of Class B Common Stock in February 1996 for $999,950, which represents a per share price of $11.29 and he was granted options to purchase 85,250 shares of Class B Common Stock at an exercise price of $1.13 per share.



     An affiliate of the Goldman Sachs Entities is a member of the syndicate of lenders pursuant to the Credit Facility and has committed to lend to the Company under the Credit Facility up to the aggregate principal amount of $10.0 million.



     Goldman Sachs served as a managing underwriter in the Company's May 1996 equity and debt public offering and as a purchaser in its October 1996 private debt offering, receiving customary fees therefor.



     The Company believes that the foregoing transactions were on terms as fair to the Company as those which would have been available in arm's-length negotiations. The Senior Secured Facilities, the Washington Business Act (as hereinafter defined), the 2006 Notes Indenture and the 2007 Notes Indenture contain provisions which limit the terms on which the Company may enter into transactions with its affiliates.



                          DESCRIPTION OF CAPITAL STOCK



     The authorized capital stock of the Company consists of 300,000,000 shares of Class A Common Stock and Class B Common Stock, no par value, and 50,000,000 shares of preferred stock, no par value (the "Preferred Stock"). As of March 31, 1997, there were 14,810,157 shares of Class A Common Stock and 55,198,604 shares of Class B Common Stock issued and outstanding and the Company had 130 and 109 holders of record of its Class A Common Stock and Class B Common Stock, respectively.

COMMON STOCK



     The Company has two classes of authorized Common Stock, Class A Common Stock and Class B Common Stock. Other than with respect to voting rights, the Class A and Class B have identical rights. The Class A Common Stock has one vote per share and the Class B Common Stock has ten votes per share. Shares of Class B Common Stock generally convert automatically into shares of Class A Common Stock on a share-for-share basis immediately upon any transfer of the Class B Common Stock other than a transfer from an original holder of Class B Common Stock to certain affiliates of such holder.



     Holders of Common Stock have no cumulative voting rights and no preemptive, subscription or sinking fund rights. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference to any then outstanding Preferred Stock.



     The Company's Articles of Incorporation permit the redemption of the Company's Common Stock from shareholders where necessary to protect the Company's regulatory licenses. See "Business -- Governmental Regulation."



PREFERRED STOCK



     Pursuant to its Articles of Incorporation, the Company is authorized to issue 50,000,000 shares of Preferred Stock, which may be issued from time to time in one or more classes or series or both upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each class or series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Class A Common Stock.



     The Company has no current plans to issue any Preferred Stock.



CERTAIN ARTICLES OF INCORPORATION, BYLAWS AND STATUTORY PROVISIONS AFFECTING SHAREHOLDERS



     SPECIAL MEETINGS OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN CONSENT



     The Company's Bylaws provide that any action required or permitted to be taken by the Company's shareholders may be effected at a duly called annual or special meeting of shareholders or by unanimous consent in writing. Additionally, the Articles of Incorporation and Bylaws provide that special meetings of the shareholders of the Company may be called only by a majority of the Board of Directors or an authorized committee thereof.



     ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS



     The Company's Bylaws provide that shareholders seeking to bring business before or to nominate directors at any meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than (i) with respect to an annual meeting, 120 calendar days in advance of the one-year anniversary of the date that the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, except that if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, such notice must be received by the Company a reasonable time before the Company's proxy statement is to be released and (ii) with respect to a special meeting of shareholders, a reasonable time before the Company's proxy statement is to be released. The Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders or from making nominations for directors.



     DIRECTOR AND OFFICER INDEMNIFICATION



     The Washington Business Act provides that a Washington corporation may include provisions in its articles of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty except liability for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Act (which section relates to unlawful distributions) or
(iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled. The Company's Articles of Incorporation include such provisions.



     The Company's Articles of Incorporation and Bylaws provide that the Company shall, to the fullest extent permitted by the Washington Business Act, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors and officers, and may so indemnify and advance expenses to each of its current and former employees and agents. The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. The Company has entered into separate indemnification agreements with each of its directors and executive officers in order to effectuate such provisions.



     REGULATED SHAREHOLDERS



     The Articles of Incorporation contain provisions that would effectively preclude each of Goldman Sachs and its affiliates and certain others from voting that number of shares of Common Stock which results in such shareholders or their respective affiliates having the right to vote more than 24.9% of the Company's total voting power.



     PROVISIONS AFFECTING ACQUISITIONS AND BUSINESS COMBINATIONS



     The Washington Business Act, Section 23B.19 of the Revised Code of Washington, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" (such as a merger or sale of assets) with an "acquiring person" who acquires more than 10% of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction is approved by a majority of the members of the target corporation's board of directors prior to the date of the transaction or unless the aggregate amount of the cash and the market value of non-cash consideration received by holders of outstanding shares of any class or series of stock of the target corporation is equal to certain minimum amounts. The Company's Articles of Incorporation provide that it will be subject to such prohibitions and shall remain subject to such prohibitions even if they are ever repealed. Such prohibitions do not apply to any shareholders who beneficially owned ten percent or more of the Company's outstanding voting securities prior to the Company's public offering of Class A Common Stock in May 1996.



TRANSFER AGENT AND REGISTRAR



     The Company's transfer agent and registrar for its Class A Common Stock is ChaseMellon Shareholder Services, LLC, New York, New York.

               DESCRIPTION OF SENIOR SUBORDINATED NOTES DUE 2006



     The 2006 Notes have been issued under the 2006 Notes Indenture, dated as of May 22, 1996, by and between the Company and Harris Trust Company of California, as Trustee (the "Trustee"). The following summary of the material terms and provisions of the 2006 Notes does not purport to be complete and is subject to and qualified in its entirety by reference to the 2006 Notes Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Definitions relating to certain capitalized terms in this "Description of Senior Subordinated Notes Due 2006" are set forth under
"-- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the 2006 Notes Indenture and such definitions are incorporated herein by reference. As used in this section, the "Company" refers to Western Wireless Corporation, unless the context otherwise requires.



GENERAL



     The 2006 Notes are unsecured obligations of the Company and are limited in aggregate principal amount to $200,000,000. The 2006 Notes are senior subordinated obligations of the Company, subordinated in right of payment to Senior Indebtedness of the Company, including amounts outstanding under the Credit Facility, and senior in right of payment to any current or future subordinated indebtedness of the Company. The 2006 Notes rank pari passu with $200.0 million aggregate principal amount of the 2007 Notes.



MATURITY, INTEREST AND PRINCIPAL



     The 2006 Notes will mature on June 1, 2006. Interest on the 2006 Notes accrues at a rate of 10 1/2% per annum and is payable semiannually on each June 1 and December 1, commencing on December 1, 1996, to the Holders of record on the immediately preceding May 15 and November 15. Interest is computed on the basis of a 360-day year of twelve 30-day months. The 2006 Notes are payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose.



     All moneys paid by the Company to a paying agent for the payment of principal of (and premium, if any) and any interest on any 2006 Notes which remain unclaimed for two years after such principal (or premium, if any) or interest has become due and payable may be repaid to the Company and thereafter the Holder of such Senior Subordinated Notes may look only to the Company for payment thereof.



FORM, EXCHANGE AND TRANSFER



     The 2006 Notes have been and will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiples thereof.



     At the option of the Holder, subject to the terms of the 2006 Notes Indenture and the limitations applicable to Global Securities, 2006 Notes will be exchangeable for other 2006 Notes of any authorized denomination and of a like tenor and aggregate principal amount. See "-- Global Securities."



     Subject to the terms of the 2006 Notes Indenture and the limitations applicable to Global Securities, 2006 Notes may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of 2006 Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for the 2006 Notes.



     If the 2006 Notes are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any 2006 Note during a period beginning at the opening of business 15 days before the day of mailing of notice of redemption of any such 2006 Note that may be selected for redemption and ending at the close of business on the day of such mailing or
(ii) register the transfer of or exchange any 2006 Note so selected for redemption, in whole or in part, except the unredeemed portion of any such 2006 Note being redeemed in part.



SUBORDINATION



     The payment of the principal of and premium, if any, and interest on the 2006 Notes are, to the extent set forth in the 2006 Notes Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit or creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the 2006 Notes will be entitled to receive any Senior Subordinated Notes Payment.



     In the event that any Senior Payment Default shall have occurred and be continuing, then no Senior Subordinated Notes Payment shall be made unless and until such Senior Payment Default shall have been cured or waived.



     In the event that any Senior Nonmonetary Default shall have occurred and be continuing, then, upon the receipt by the Company and the Trustee of written notice of such Senior Nonmonetary Default from a Person designated as an administrative agent for the Designated Senior Indebtedness or, if there is no outstanding Designated Senior Indebtedness, any holder of Senior Indebtedness, no Senior Subordinated Notes Payment shall be made during the period (the "Payment Blockage Period") commencing on the date of such receipt of such written notice and ending on the earlier of (i) the date on which such Senior Nonmonetary Default shall have been cured or waived or shall have ceased to exist and any acceleration of Senior Indebtedness shall have been rescinded or annulled or the Senior Indebtedness to which such Senior Nonmonetary Default relates shall have been discharged or (ii) the 179th day after the date of such receipt of such written notice. No more than one Payment Blockage Period may be commenced with respect to the Senior Subordinated Notes during any 360-day period and there shall be a period of at least 181 consecutive days in each 360-day period in which no Payment Blockage Period is in effect. For all purposes of this paragraph, no Senior Nonmonetary Default that was known to the holders of Senior Indebtedness to exist or be continuing on the date of commencement of any Payment Blockage Period shall be, or be made, the basis for the commencement of a subsequent Payment Blockage Period by an administrative agent for the Designated Senior Indebtedness unless such Senior Nonmonetary Default shall have been cured for a period of not less than 90 consecutive days.



     By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness or of the Senior Subordinated Notes may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Senior Subordinated Notes.



     At December 31, 1996, Senior Indebtedness aggregated approximately $343.0 million. The Company expects from time to time to Incur additional Indebtedness constituting Senior Indebted-ness. The 2006 Notes Indenture does not prohibit or limit the Incurrence of additional Senior Indebtedness. In addition, all existing and future indebtedness and other liabilities of the Company's Subsidiaries are effectively senior in right of payment to the 2006 Notes. At December 31, 1996, the total outstanding Indebtedness of the Company's Subsidiaries not eliminated in the Company's consolidated financial statements was approximately $143.0 million.



OPTIONAL REDEMPTION



     Prior to June 1, 2001, the 2006 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the 2006 Notes to be redeemed together with accrued interest thereon to but excluding the date fixed for redemption and (ii) the Make-Whole Amount, if any, with respect to the 2006 Notes or portion thereof being redeemed.



     After June 1, 2001, the 2006 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at the following redemption prices (expressed as percentages of principal amount), in each case together with accrued interest to but excluding the date fixed for redemption, if redeemed during the 12-month period beginning June 1 of each of the years indicated below:



                                                                   REDEMPTION
                YEAR                                                 PRICE
                ----                                               ----------
                2001.............................................    105.25%
                2002.............................................    103.50%
                2003.............................................    101.75%
                2004 and thereafter..............................    100.00%.



     Notwithstanding the previous two paragraphs, on or before June 1, 1998, the Company may at its option, apply Qualified Capital Stock Proceeds and Affiliate and Related Person Proceeds to redeem up to $66 million in aggregate principal amount of Senior Subordinated Notes at 110.5% (expressed as a percentage of principal amount) together with accrued interest to but excluding the date fixed for redemption.



     Notice of any optional redemption of any 2006 Notes (or portion thereof) will be given to Holders at their addresses appearing in the Security Register, not less than 30 nor more than 60 days prior to the date fixed for redemption. The notice of redemption shall state the redemption date, the redemption price, if less than all the outstanding 2006 Notes are to be redeemed, principal amounts of the particular 2006 Notes to be redeemed, that on the redemption date the redemption price will become due and payable upon each 2006 Note to be redeemed and the place or places where such 2006 Notes are to be surrendered for payment of the redemption price.



     No sinking fund is provided for the 2006 Notes.



CHANGE OF CONTROL



     Upon the occurrence of a Change of Control, each Holder of a 2006 Note shall have the right to have such 2006 Note repurchased by the Company on the terms and conditions set forth in the 2006 Notes Indenture. The Company shall, within 30 days following the date of the consummation of a transaction resulting in a Change of Control, mail an Offer to Purchase all outstanding 2006 Notes at a purchase price equal to 101% of their aggregate principal amount plus accrued interest to but excluding the Purchase Date. The Credit Facility precludes the Company from making such an Offer to Purchase, and the Company will be required to obtain written consents or waivers from the lenders under the Credit Facility or repay Indebtedness under the Credit Facility in order to be able to make the Offer to Purchase.



     "Change of Control" means (i) directly or indirectly a sale, transfer or other conveyance of all or substantially all the assets of the Company, on a consolidated basis, to any "person" or "group"

(as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), excluding transfers or conveyances to or among the Company's Wholly Owned Restricted Subsidiaries, as an entirety or substantially as an entirety in one transaction or series of related transactions, in each case with the effect that any Person or group of Persons that, as of the date of the 2006 Notes Indenture, are not Initial Investors or Affiliates of the Initial Investors own more than 50% of the total Voting Power entitled to vote in the election of directors, managers or trustees of the transferee entity immediately after such transaction, (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than the Initial Investors (or any Person or group of Persons that, at the date of the 2006 Notes Indenture, are Affiliates of the Initial Investors), is or becomes the "beneficial owner" (as that term is used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Power of the Company or (iii) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of the Company then in office.



     The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-l thereunder, in connection with any Offer to Purchase.



COVENANTS



     LIMITATION ON CONSOLIDATED INDEBTEDNESS



     The 2006 Notes Indenture prohibits the Company and any of its Restricted Subsidiaries from Incurring any Indebtedness unless the Company's Indebtedness to EBITDA Ratio at the end of the fiscal quarter immediately preceding the Incurrence of such Indebtedness, after giving pro forma effect thereto, is less than:



                                FOR THE PERIOD                       RATIO
                                --------------                       -----
                Prior to December 31, 1999....................   9 to 1; and
                Thereafter....................................   7 to 1



     Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur the following Indebtedness without regard to the foregoing limitations:



          (i) Indebtedness evidenced by the 2006 Notes or otherwise arising under the 2006 Notes Indenture;



          (ii) Indebtedness of the Company or any Restricted Subsidiary, as the case may be, that is outstanding or committed at the date of the 2006 Notes Indenture under the Credit Facility (including any letters of credit issued thereunder) and the NORTEL Facility and any renewal, extension, refinancing or refunding thereof in an amount which, together with any amount remaining outstanding or committed under the Credit Facility and the NORTEL Facility, does not exceed $950 million outstanding; provided that this clause (ii) shall not prohibit the Company from incurring additional Indebtedness under the Credit Facility or the NORTEL Facility otherwise permitted pursuant to this covenant;



          (iii) Indebtedness of the Company or any Restricted Subsidiary that is outstanding or committed prior to June 1, 1999 for the acquisition, construction or improvement by the Company or any Restricted Subsidiary of assets in the Wireless Communications Business;

     provided that the amount of such Indebtedness at any time outstanding does not exceed 100% of the Fair Market Value of such assets;



          (iv) Indebtedness of the Company or any Wholly Owned Restricted Subsidiary of the Company owing to the Company or any Wholly Owned Restricted Subsidiary of the Company;



          (v) Indebtedness of the Company or any Restricted Subsidiary to renew, extend, refinance or refund any Indebtedness of the Company or any Restricted Subsidiary outstanding or committed on the date of renewal, extension, refinancing or refunding other than Indebtedness Incurred pursuant to clause (ii) or (iv); provided, however, that such Indebtedness does not exceed the principal amount of outstanding or committed Indebtedness so renewed, extended, refinanced or refunded plus financing fees and other expenses associated therewith; provided, further, that (a) such renewing, extending, refinancing or refunding Indebtedness shall have no mandatory repayments or redemptions prior to the Indebtedness being renewed, extended, refinanced or refunded and (b) in the case of any refinancing or refunding of Indebtedness pari passu to the 2006 Notes, the refinancing or refunding Indebtedness is made pari passu or subordinated to the 2006 Notes and, in the case of any refinancing or refunding of Indebtedness subordinated to the 2006 Notes, the refinancing or refunding Indebtedness is made subordinate to the 2006 Notes to substantially the same extent as the Indebtedness refinanced or refunded;



          (vi) Indebtedness Incurred by the Company or any Restricted Subsidiary under Interest Hedge Agreements to hedge permitted Indebtedness; and



          (vii) Indebtedness of the Company or any Restricted Subsidiary that is outstanding or committed prior to June 1, 1999, other than Indebtedness permitted pursuant to clauses (i) through (vi) above, that does not exceed $50 million at any time outstanding or committed.



     LIMITATION ON PREFERRED STOCK OF RESTRICTED SUBSIDIARIES



     The 2006 Notes Indenture prohibits the Company from allowing any Restricted Subsidiary of the Company to create or issue any Preferred Stock except:



          (i) Preferred Stock outstanding on the date of the 2006 Notes
     Indenture;



          (ii) Preferred Stock issued to and held by the Company or any Wholly Owned Restricted Subsidiary of the Company;



          (iii) Preferred Stock issued by any Person prior to that Person's having become a direct or indirect Restricted Subsidiary of the Company;



          (iv) Preferred Stock issued by a Restricted Subsidiary the proceeds of which are used to refinance outstanding Preferred Stock of a Restricted Subsidiary, provided that (a) the liquidation value of the refinancing Preferred Stock does not exceed the liquidation value so refinanced plus financing fees and other expenses associated with such refinancing and (b) such refinancing Preferred Stock has no mandatory redemptions prior to the Preferred Stock being refinanced; and



          (v) Preferred Stock issued by a Restricted Subsidiary with a cumulative liquidation preference in an amount which could have been Incurred at the time of such issuance as Indebtedness under the provision of the 2006 Notes Indenture described under "-- Limitation on Consolidated Indebtedness."



     LIMITATION ON CERTAIN ASSET DISPOSITIONS



     The 2006 Notes Indenture prohibits the Company or any Restricted Subsidiary from making any Asset Disposition in one or more related transactions that result in aggregate net proceeds in excess of $10 million unless (i) the consideration received at the time of such Asset Disposition is at least equal to the Fair Market Value of the assets as determined by the Board of Directors of the Company (which determination will be evidenced by a Board Resolution),
(ii) (A) at least 85% of
the consideration received consists of cash or readily marketable cash equivalents or the assumption of Indebtedness of the Company or any Restricted Subsidiary or (B) so long as no Event of Default or event which with notice or lapse of time would become an Event of Default has occurred and is continuing, the consideration paid to the Company or such Restricted Subsidiary is substantially comparable in type to the assets being sold as determined by the Board of Directors of the Company (which determination will be evidenced by a Board Resolution) and (iii) all the Net Available Proceeds shall be applied (a) first, to the payment of Senior Indebtedness (or Indebtedness of such Restricted Subsidiary, as the case may be) then outstanding; (b) second, to make an Offer to Purchase any outstanding 2006 Notes at par value plus accrued interest; and
(c) third, to the repayment of other Indebtedness of the Company or a Restricted Subsidiary. The Company will not be able to make an Offer pursuant to clause
(ii)(b) without obtaining written consents from or repaying the lenders under the Credit Facility.



     Notwithstanding clause (iii) of the preceding paragraph, the 2006 Notes Indenture will not require the Company to repay Senior Indebtedness (or Indebtedness of such Restricted Subsidiary) then outstanding, to make an Offer to Purchase any outstanding 2006 Notes at par value or to repay any other Indebtedness with the proceeds of any Asset Disposition to the extent that the Net Available Proceeds from any Asset Disposition are invested within 365 days of such Asset Disposition in assets or an entity in the Wireless Communications Business or the Company or a Restricted Subsidiary shall have entered into a binding agreement to invest in such assets or entity and such investment shall have been consummated within eighteen months of such Asset Disposition.



     For purposes of the foregoing, "Net Available Proceeds" means the aggregate amount of cash (including any other consideration that is converted into cash) received by the Company or a Restricted Subsidiary in respect of such an Asset Disposition, less the sum of (i) all fees, commissions and other expenses Incurred in connection with such Asset Disposition, including the amount of income taxes required to be paid by the Company or a Restricted Subsidiary in connection therewith and (ii) the aggregate amount of cash so received which is used to retire any existing Indebtedness of the Company or a Restricted Subsidiary which is required to be repaid in connection therewith.



     LIMITATION ON RESTRICTED PAYMENTS



     The 2006 Notes Indenture prohibits the Company or any Restricted Subsidiary from making any Restricted Payment unless after giving effect thereto (a) no Event of Default or event which with notice or lapse of time or both would become an Event of Default has occurred and is continuing; (b) the Company would be permitted to Incur an additional $1.00 of Indebtedness pursuant to the provision of the 2006 Notes Indenture described in the first paragraph under "-- Limitation on Consolidated Indebtedness"; and (c) the total of all Restricted Payments made on or after the date of the 2006 Notes Indenture does not exceed the sum of (i) Cumulative EBITDA less 1.6 times Cumulative Interest Expense and (ii) 100% of the aggregate Affiliate and Related Person Proceeds and Qualified Capital Stock Proceeds of the Company after the date of the 2006 Notes Indenture.



     The foregoing provision shall not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provision, (ii) any refinancing of any Indebtedness otherwise permitted under the provision of the 2006 Notes Indenture described under clause (ii) or (v) of "-- Limitation on Consolidated Indebtedness," (iii) Permitted Joint Venture Investments, (iv) the payment of scheduled dividends on, or the redemption of, Preferred Stock permitted to be created or issued pursuant to the provision of the 2006 Notes Indenture described under "-- Limitation on Preferred Stock of Restricted Subsidiaries" or (v) Restricted Payments, in addition to Restricted Payments permitted pursuant to clauses (i) through (iv) above, not in excess of $25 million in the aggregate after the date of the 2006 Notes Indenture.

     LIMITATIONS CONCERNING DISTRIBUTIONS AND TRANSFERS BY RESTRICTED
SUBSIDIARIES



     The 2006 Notes Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual restriction or prohibition on the ability of any Restricted Subsidiary to (i) pay dividends on, or make other distributions in respect of, its capital stock, or any other ownership interest or participation in, or measured by, its profits, to the Company or any Restricted Subsidiary or pay any Indebtedness or other obligation owed to the Company or any Restricted Subsidiary, (ii) make any loans or advances to the Company or any Restricted Subsidiary or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary. Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, suffer to exist any such restriction or prohibition (i) pursuant to any agreement in effect on the date of the 2006 Notes Indenture, (ii) pursuant to an agreement entered into after the date of the 2006 Notes Indenture relating to any Indebtedness the Incurrence of which is permitted under the 2006 Notes Indenture, provided, however, that the provisions contained in such agreement relating to such encumbrance or restriction are no more restrictive in any material respect than those contained in the NORTEL Facility, (iii) pursuant to an agreement relating to any Indebtedness of such Restricted Subsidiary which was outstanding or committed prior to the date on which such Restricted Subsidiary was acquired by the Company other than in anticipation of becoming a Restricted Subsidiary or (iv) pursuant to an agreement effecting a renewal, extension, refinancing or refunding of any agreement described in clauses (i) through (iii) above, provided, however, that the provisions contained in such renewal, extension, refinancing or refunding agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof.



     LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF WHOLLY OWNED RESTRICTED SUBSIDIARIES



     Subject to the requirements of the provision of the 2006 Notes Indenture described under "-- Consolidation, Merger, Conveyance, Transfer or Lease," the 2006 Notes Indenture provides that the Company will not, and will not permit any Wholly Owned Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of such Wholly Owned Restricted Subsidiary or any other Wholly Owned Restricted Subsidiary to any Person other than the Company or a Wholly Owned Restricted Subsidiary; and shall not permit any Wholly Owned Restricted Subsidiary to issue shares of its Capital Stock or securities convertible into, or warrants, rights or options, to subscribe for or purchase shares of, its Capital Stock to any Person other than the Company or a Wholly Owned Restricted Subsidiary. Notwithstanding the foregoing, the Company may, and may allow any Wholly Owned Restricted Subsidiary to, transfer, convey, sell, lease or dispose of the Capital Stock of such Wholly Owned Restricted Subsidiary or of any other Wholly Owned Restricted Subsidiary or allow any Wholly Owned Restricted Subsidiary to issue Capital Stock or securities convertible into, or warrants, rights or options, to subscribe for or purchase shares of, its Capital Stock to any Person provided that all the Capital Stock of such Wholly Owned Restricted Subsidiary is sold or otherwise disposed of and provided that such sale or disposition is effected in accordance with the terms of the provision of the 2006 Notes Indenture described under "--Limitation on Certain Asset Dispositions."



     LIMITATIONS ON TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS



     The 2006 Notes Indenture provides that the Company will not, and will not permit any Restricted Subsidiary of the Company to, enter into any transaction involving aggregate consideration in excess of $1 million, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with or to any Affiliate or Related Person (other than a Restricted Subsidiary), unless a majority of the disinterested members of the Board of Directors of the Company determines (which determination will be evidenced by a Board Resolution) that (i) such transaction is in the best interests of the Company or such Restricted Subsidiary and (ii) such transaction is on terms that are no less favorable to the Company or a Restricted Subsidiary than those which might be obtained in arm's length transactions with a third party at the time.



     LIMITATION ON LIENS



     The 2006 Notes Indenture provides that the Company may not, and may not permit any Restricted Subsidiary of the Company to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Indebtedness that is pari passu or subordinated to the 2006 Notes without making, or causing such Restricted Subsidiary to make, effective provision for securing the 2006 Notes (i) equally and ratably with such Indebtedness as to such property for so long as such Indebtedness will be so secured or (ii) in the event such Indebtedness is Indebtedness of the Company which is subordinate in right of payment to the 2006 Notes, prior to such Indebtedness as to such property for so long as such Indebtedness will be so secured.



     The foregoing restrictions shall not apply to: (i) Liens existing in respect of any Indebtedness that exists on the date of the 2006 Notes Indenture;
(ii) Liens in favor of the Company or Liens in favor of a Wholly Owned Restricted Subsidiary of the Company on the assets or Capital Stock of another Wholly Owned Restricted Subsidiary of the Company; (iii) Liens to secure Indebtedness outstanding or committed for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the equipment or other property subject to such Liens; provided, however, that (a) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any other property other than such item of property or any improvements on such item and (c) the Incurrence of such Indebtedness is otherwise permitted by the 2006 Notes Indenture; (iv) Liens on property existing immediately prior to the time of acquisition thereof (and not Incurred in anticipation of the financing of such acquisition); or (v) Liens to secure Indebtedness to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, Indebtedness secured by any Lien referred to in the foregoing clauses (i), (iii) and (iv) so long as such Lien does not extend to any other property and the principal amount of Indebtedness so secured is not increased except as otherwise permitted under the provision of the 2006 Notes Indenture described under clause (ii) or (v) of "-- Limitation on Consolidated Indebtedness."



     LIMITATION ON CERTAIN DEBT



     The 2006 Notes Indenture provides that the Company will not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Company unless the Indebtedness so Incurred is either pari passu or subordinate in right of payment to the 2006 Notes.



CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE



     The 2006 Notes Indenture provides that the Company will not consolidate with or merge into any Person or permit any other Person to consolidate with or merge into the Company, or transfer, sell, convey or lease or otherwise dispose of all or substantially all of its assets to, any Person unless (i)(a) the Company is the surviving entity or (b) if the Company is not the surviving entity then the successor or transferee assumes all the obligations of the Company under the 2006 Notes and the 2006 Notes Indenture, (ii) the Consolidated Net Worth of the successor or transferee immediately after the transaction is not less than 100% of the Company's Consolidated Net Worth immediately prior to the transaction, (iii) immediately after giving effect to such transaction, the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the provision of the 2006 Notes Indenture described in the first paragraph under "-- Limitation on Consolidated Indebtedness," (iv) after giving effect to such transaction no Event of Default or event which with notice or lapse of time would become an Event of Default has occurred and (v) an Officers' Certificate and an Opinion of Counsel covering such conditions shall be delivered to the Trustee.

EVENTS OF DEFAULT AND REMEDIES



     The following are Events of Default under the 2006 Notes Indenture: (i) failure to pay the principal of or premium, if any, on the 2006 Notes at Maturity; (ii) failure to pay any interest on the 2006 Notes when it becomes due and payable continued for 30 days; (iii) failure, on the applicable Purchase Date, to purchase 2006 Notes required to be purchased by the Company pursuant to an Offer to Purchase as to which an Offer has been mailed to Holders; (iv) failure to perform or comply with the provisions of the 2006 Notes Indenture described under "-- Mergers, Consolidations and Certain Sales of Assets"; (v) failure to perform any other covenant or agreement of the Company under the 2006 Notes Indenture continued for 30 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of outstanding 2006 Notes; (vi) default by the Company or any Restricted Subsidiary under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount in excess of $5 million in the aggregate, which default results in the acceleration of the payment of such Indebtedness or constitutes the failure to pay the principal of such Indebtedness at maturity;
(vii) the rendering of a final judgment or judgments against the Company or a Restricted Subsidiary in an amount in excess of $5 million which remains undischarged or unstayed for a period of 60 days after the date on which the right of appeal has expired; and (viii) certain events of bankruptcy, insolvency or reorganization affecting the Company or a Restricted Subsidiary.



     If an Event of Default, other than an event described under (viii) above, shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the 2006 Notes by notice as provided in the 2006 Notes Indenture, may declare the principal amount of the 2006 Notes to be due and payable immediately; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding 2006 Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal of the 2006 Notes, have been cured or waived as provided in the 2006 Notes Indenture. If an Event of Default described under (viii) above shall occur, the 2006 Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.



     No Holder of any 2006 Note will have any right to institute any proceeding with respect to the 2006 Notes Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of an Event of Default and unless the Holders of at least 25% in aggregate principal amount of the outstanding 2006 Notes shall have made written request to the Trustee and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding 2006 Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a 2006 Note for enforcement of payment of the principal of and premium, if any, or interest on such 2006 Note on or after the respective due dates expressed in such 2006 Note. The Holders of a majority in aggregate principal amount of the 2006 Notes outstanding may waive any existing Default except a Default in the payment of interest or principal (including premium) on the 2006 Notes.



CERTAIN DEFINITIONS



     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.



     "Affiliate and Related Person Proceeds" means any cash payment received by the Company or any Restricted Subsidiary from any Affiliate or Related Person from any transaction permitted under the provisions of the 2006 Notes Indenture described under "-- Limitations on Transactions with Affiliates and Related Persons."



     "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Subsidiary of such Person to such Person or a Wholly Owned Restricted Subsidiary of such Person or by such Person to a Wholly Owned Restricted Subsidiary of such Person) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Subsidiaries representing a division or line of business or (iii) other assets or rights of such Person or any of its Subsidiaries having a Fair Market Value greater than $100,000.



     "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, to be in full force and effect on the date of such certification and delivered to the Trustee.



     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City, the State of Washington or the State of California are authorized or obligated by law or executive order to close.



     "Capital Lease Obligation" means that portion of any obligation of a Person as lessee under a lease which is required to be capitalized on the balance sheet of such lessee in accordance with generally accepted accounting principles.



     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person.



     "Consolidated Income Tax Expense" of any Person means for any period the provision for income taxes of such Person and its Consolidated Restricted Subsidiaries for such period.



     "Consolidated Indebtedness" of any Person means at any date the Indebtedness of such Person and its Consolidated Restricted Subsidiaries at such date.



     "Consolidated Interest Expense" of any Person means for any period the interest expense included in an income statement (taking into account the effect of any Interest Hedge Agreements but without deduction of interest income) of such Person and its Consolidated Restricted Subsidiaries for such period, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the portion of any rental obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles; (ii) the amortization of Indebtedness discounts; (iii) any payments or fees with respect to letters of credit, bankers acceptances or similar facilities; (iv) fees with respect to Interest Hedge Agreements; (v) the portion of any rental obligations in respect of any Sale and Leaseback Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation); and (vi) Preferred Stock dividends declared and payable in cash.



     "Consolidated Net Income" of any Person means for any period the net income (or loss) of such Person for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (to the extent included and without duplication) (i) the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person after the date of the 2006 Notes Indenture in a pooling-of-interests transaction for any period prior to the date of such transaction, (ii) the net income (or loss) of any Person that is not a Consolidated Restricted Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (iii) gains or losses from sales of assets other than sales of assets acquired and held for resale in the ordinary course of business and (iv) all extraordinary gains and extraordinary losses.



     "Consolidated Net Worth" of any Person means the consolidated shareholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles; provided that, with respect to the Company, adjustments following the date of the 2006 Notes Indenture to the accounting books and records of the Company in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person and its Subsidiaries shall not be given effect to.



     "Consolidated Restricted Subsidiary" of any Person means all other Persons that would be accounted for as consolidated Persons in such Person's financial statements in accordance with generally accepted accounting principles other than Unrestricted Subsidiaries.



     "Credit Facility" means the Loan Agreement, dated as of May 6, 1996, among the Company, The Toronto-Dominion Bank, Barclays Bank, PLC, and Morgan Guaranty Trust Company of New York, as Managing Agents, and the other financial institutions named therein, as such agreement may be amended, supplemented, restated or otherwise modified from time to time.



     "Cumulative EBITDA" means EBITDA of the Company and its Consolidated Restricted Subsidiaries for the period beginning on the first day of the fiscal quarter immediately following the date of the 2006 Notes Indenture, through and including the end of the last fiscal quarter preceding the date of any proposed Restricted Payment.



     "Cumulative Interest Expense" means the total amount of Consolidated Interest Expense of the Company and its Consolidated Restricted Subsidiaries for the period beginning on the first day of the fiscal quarter immediately following the date of the 2006 Notes Indenture, through and including the end of the last fiscal quarter preceding the date of any proposed Restricted Payment.



     "Depositary" means a clearing agency registered under the Exchange Act that is designated to act as Depositary for the 2006 Notes until a successor Depositary shall have become such pursuant to the applicable provisions of the 2006 Notes Indenture, and thereafter "Depositary" shall mean such successor Depositary. The Depositary initially is The Depository Trust Company.



     "Designated Senior Indebtedness" means the Indebtedness under the Credit Facility.



     "EBITDA" of any Person means for any period the Consolidated Net Income for such period increased by the sum of (i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of such Person and its Consolidated Restricted Subsidiaries for such period, plus (iv) all other non-cash charges and expenses that were deducted in determining Consolidated Net Income for such period, minus (v) all non-cash revenues and gains to the extent included in Consolidated Net Income for such period.



     "Fair Market Value" means, with respect to any assets or Person, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined (i) if such Person or assets has a Fair Market Value of less than $5 million, by any officer of the Company and evidenced by an Officers' Certificate, dated within 30 days of the relevant transaction, or (ii) if such Person or assets has a Fair Market Value in excess of $5 million or more, by a majority of the Board of Directors of the Company and evidenced by a Board Resolution, dated within 30 days of the relevant transaction.



     "Holder" means a Person in whose name a 2006 Note is registered in the Security Register.



     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.



     "Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person,
(vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) every obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party, (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise and (ix) the liquidation value of Preferred Stock issued pursuant to the provision of the 2006 Notes Indenture described in clause (v) of "-- Limitation on Preferred Stock of Restricted Subsidiaries."



     "Indebtedness to EBITDA Ratio" of any Person means at any date the ratio of Consolidated Indebtedness outstanding on such date to EBITDA for the four full fiscal quarters immediately preceding such date; provided, however, that, in the event such person or any of its Restricted Subsidiaries has acquired a Person during or after such period in a pooling-of-interests transaction, such computation shall be made on a pro forma basis as if the transaction had taken place on the first day of such period.



     "Initial Investors" means the Stanton Entities, the Hellman & Friedman Entities, the Goldman Sachs Entities and Providence.



     "Interest Hedge Agreements" means any interest rate swap, cap, collar, floor, caption or swaption agreements, or any similar arrangements designed to hedge the risk of variable interest rate volatility or to reduce interest costs, arising at any time between the Company or any Restricted Subsidiary, on the one hand, and any Person (other than an Affiliate of the Company or any Restricted Subsidiary), on the other hand, as such agreement or arrangement may be modified, supplemented and in effect from time to time.



     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than an easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).



     "Make-Whole Amount" on any date in respect of any 2006 Note means the excess, if any, of (i) the aggregate present value as of such date of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to such date) that would have been payable in respect of each such dollar if such redemption or payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date on which notice of redemption or payment is made) from the respective dates on which principal and interest would have been payable if such redemption or payment had not been made, over (ii) the aggregate principal amount of such 2006 Note being redeemed or paid.



     "Maturity" means, when used with respect to any 2006 Note, the date on which the principal of such 2006 Note becomes due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.



     "NORTEL Facility" means the Loan Agreement, dated June 30, 1995, between Western PCS II Corporation and Northern Telecom Inc., as such agreement may be amended, supplemented, restated or otherwise modified from time to time.



     "Offer to Purchase" means a written offer (the "Offer") sent by the Company to each Holder at his address appearing in the Security Register on the date of the Offer offering to purchase up to the principal amount of 2006 Notes specified in such Offer at the purchase price specified in such Offer. Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which, subject to any contrary requirements of applicable law, shall be not less than 30 days nor more than 60 days after the date of such Offer to Purchase and a settlement date (the "Purchase Date") for purchase of 2006 Notes within five Business Days after the Expiration Date. The Offer shall also state the section of the 2006 Notes Indenture pursuant to which the Offer to Purchase is being made, the Expiration Date and the Purchase Date, the aggregate principal amount of the outstanding 2006 Notes offered to be purchased by the Company, the purchase price to be paid by the Company and the place or places where 2006 Notes are to be surrendered for tender pursuant to the Offer to Purchase.



     "Officers' Certificate" means a certificate signed by two officers at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Company and delivered to the Trustee.



     "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company, and who shall be reasonably acceptable to the Trustee and delivered to the Trustee.



     "Permitted Joint Venture" means, as applied to any Person, any corporation or other entity (a) engaged in the acquisition, ownership, operation and management of assets in the Wireless Communications Business, (b) over which such Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control, (c) of which more than forty percent (40%) of the outstanding Capital Stock (other than directors' qualifying shares) having ordinary Voting Power to elect its board of directors, regardless of the existence at the time of a right of the holders of any class or classes of securities of such corporation to exercise such Voting Power by reason of the happening of any contingency, in the case of a corporation, or more than forty percent (40%) of the outstanding ownership interests, in the case of an entity other than a corporation, is at the time owned directly or indirectly by such Person, or by one or more Subsidiaries of such Person, or by such Person and by one or more Subsidiaries of such Person and (d) with respect to which such Person has the right or option to acquire all of the outstanding Capital Stock or ownership interests not owned by such Person.



     "Permitted Joint Venture Investment" means (i) any payment on account of the purchase, redemption, retirement or acquisition of (A) any shares of Capital Stock or other ownership interests of a Permitted Joint Venture or (B) any option, warrant or other right to acquire shares of Capital Stock or ownership interests of a Permitted Joint Venture or (ii) any loan, advance, lease, capital contribution to, or investment in, or payment of a guarantee of any obligation of a Permitted Joint Venture; provided that such loan, advance, lease, capital contribution, investment or payment provides for a return that is senior in right of payment to any return on the Capital Stock or ownership interests of such Permitted Joint Venture; provided, further, that not less than 75% of the aggregate Permitted Joint Venture Investments in any Permitted Joint Venture shall be Permitted Joint Venture Investments described in clause (ii).

     "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.



     "Qualified Capital Stock" means, with respect to any Person, any and all shares of Capital Stock other than Redeemable Stock issued by such Person after the date of the 2006 Notes Indenture.



     "Qualified Capital Stock Proceeds" means, with respect to any Person, (a) in the case of any sale of Qualified Capital Stock, the aggregate net cash proceeds received by such Person, after payment of expenses, commissions and the like Incurred by such Person in connection therewith, and net of Indebtedness that such Person Incurred, guaranteed or otherwise became liable for in connection with the issuance or acquisition of such Capital Stock; and (b) in the case of any exchange, exercise, conversion or surrender of any Preferred Stock or Indebtedness of such Person or any Subsidiary issued for cash after the date of the 2006 Notes Indenture for or into shares of Qualified Capital Stock of such Person, the liquidation value of the Preferred Stock or the net book value of such Indebtedness as adjusted on the books of such Person to the date of such exchange, exercise, conversion or surrender, plus any additional amount paid by the securityholders to such Person upon such exchange, exercise, conversion or surrender and less any and all payments made to the securityholders, and all other expenses, commissions and the like Incurred by such Person or any Subsidiary in connection therewith.



     "Redeemable Stock" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the final Stated Maturity of the 2006 Notes or is redeemable at the option of the holder thereof at any time prior to the final Stated Maturity of the 2006 Notes.



     "Reinvestment Rate" means the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.



     "Related Person" of any Person means any other Person owning (a) 5% or more of the outstanding Common Stock of such Person or (b) 5% or more of the Voting Power of such Person.



     "Restricted Payment" means, with respect to any Person, (i) any declaration or payment of a dividend or other distribution on any shares of such Person's Capital Stock (other than dividends payable solely in shares of its Capital Stock or options, warrants or other rights to acquire its Capital Stock), (ii) any payment on account of the purchase, redemption, retirement or acquisition of
(A) any shares of Capital Stock of such Person or any Related Person (other than a Restricted Subsidiary) of such Person or (B) any option, warrant or other right to acquire shares of Capital Stock of such Person or any Related Person (other than a Restricted Subsidiary) of such Person, in each case other than pursuant to the cashless exercise of options, (iii) any loan, advance, capital contribution to, or investment in, or payment of a guarantee of any obligation of, or purchase, redemption or other acquisition of any shares of Capital Stock or any Indebtedness of, any Affiliate or Related Person (other than a Restricted Subsidiary) and (iv) any redemption, defeasance, repurchase or other acquisition or retirement for value prior to any scheduled maturity, repayment or sinking fund payment, of any Indebtedness of such Person which is subordinate in right of payment to the 2006 Notes.

     "Restricted Subsidiary" of any Person means any Subsidiary of such Person other than an Unrestricted Subsidiary.



     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.



     "Security Register" has the meaning set forth in the 2006 Notes Indenture.



     "Senior Indebtedness" means the principal of (and premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-petition interest is allowed in such proceeding) on (i) Indebtedness of the Company created pursuant to the Credit Facility and all other obligations thereunder or under the notes, security documents, pledge agreements, Interest Hedge Agreements or other agreements or instruments executed in connection therewith, (ii) Indebtedness of the Company created pursuant to any vendor financing Incurred for the acquisition, construction or improvement by the Company or any Restricted Subsidiary of assets in the Wireless Communications Business, (iii) all other Indebtedness of the Company referred to in the definition of Indebtedness other than clauses (iv), (vi) and (ix) thereof (and clause (viii) thereof to the extent applicable to Indebtedness Incurred under clauses (iv) and (vi) thereof), whether Incurred on or prior to the date of the 2006 Notes Indenture or thereafter Incurred, other than the 2006 Notes, and (iv) amendments, renewals, extensions, modifications, refinancings and refundings of any such Indebtedness; provided, however, the following shall not constitute Senior Indebtedness: (A) any Indebtedness owed to a Person when such Person is a Restricted Subsidiary of the Company, (B) any Indebtedness which by the terms of the instrument creating or evidencing the same is not superior in right of payment to the 2006 Notes, (C) any Indebtedness Incurred in violation of the 2006 Notes Indenture (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (c) if the holder(s) of such Indebtedness or their representative and the Trustee shall have received an Officers' Certificate of the Company to the effect that the Incurrence of such Indebtedness does not (or in the case of revolving credit Indebtedness, that the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the 2006 Notes Indenture) or (D) any Indebtedness which is subordinated in right or payment in respect to any other Indebtedness of the Company.



     "Senior Nonmonetary Default" means the occurrence or existence and continuance of any event of default, or of any event which, after notice or lapse of time (or both), would become an event of default, under the terms of any instrument pursuant to which any Senior Indebtedness is outstanding, permitting (after notice or lapse of time or both) one or more holders of such Senior Indebtedness (or a trustee or agent on behalf of the holders thereof) to declare such Senior Indebtedness due and payable prior to the date on which it would otherwise become due and payable, other than a Senior Payment Default.



     "Senior Payment Default" means any default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness when due, whether at the stated maturity of any such payment or by declaration of acceleration, call for redemption or otherwise.



     "Senior Subordinated Notes Payment" means any payment or distribution of any kind or character, whether in cash, property or securities, on account of principal of (or premium, if any) or interest on or other obligations in respect of the 2006 Notes or on account of any purchase or other acquisition of 2006 Notes by the Company or any Subsidiary of the Company.

     "Stated Maturity," when used with respect to any 2006 Note or any installment of interest thereon, means the date specified in such 2006 Note as the date on which the principal of such 2006 Note or such installment of interest is due and payable.



     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the 2006 Notes Indenture, then such other reasonably comparable index which shall be designated by the Company.



     "Subsidiary" means, as applied to any Person, (a) any corporation of which more than fifty percent (50%) of the outstanding Capital Stock (other than directors' qualifying shares) having ordinary Voting Power to elect its board of directors, regardless of the existence at the time of a right of the holders of any class or classes of securities of such corporation to exercise such Voting Power by reason of the happening of any contingency, or any entity other than a corporation of which more than fifty percent (50%) of the outstanding ownership interests, is at the time owned directly or indirectly by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, or (b) any other entity which is directly or indirectly controlled or capable of being controlled by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, including Permitted Joint Ventures.



     "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of any Person may designate any Restricted Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Common Stock or Preferred Stock of, or owns or holds any lien on any property of, such Person or any Restricted Subsidiary; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that the Fair Market Value of the Subsidiary at the time of such designation would be permitted as an investment under the provision of the 2006 Notes Indenture described under "-- Limitation on Restricted Payments." The Board of Directors of any Person may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of such Person; provided that immediately after giving effect to such designation (x) such Person would be permitted to Incur $1.00 of additional Indebtedness pursuant to the provision of the 2006 Notes Indenture described in the first paragraph under "-- Limitation on Consolidated Indebtedness" and (y) no Event of Default or event which with notice or lapse of time or both would become an Event of Default has occurred and is continuing. Any such designation by the Board of Directors shall be evidenced by a Board Resolution submitted to the Trustee.



     "Voting Power" of any Person means the aggregate number of votes of all classes of Capital Stock of such Person which ordinarily has voting power for the election of directors of such Person.



     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.



     "Wireless Communications Business" means the provision of wireless communications services and other related services.



MODIFICATION AND WAIVER



     Modifications and amendments of the 2006 Notes Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding 2006 Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each 2006 Note affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any 2006 Note, (ii) reduce the principal amount of or premium, if any, or interest on any 2006 Note, (iii) change the place or currency of payment of principal of, or premium or interest on any 2006 Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any 2006 Note, (v) reduce the percentage of aggregate principal amount of 2006 Notes outstanding necessary to amend the 2006 Notes Indenture,
(vi) reduce the percentage of aggregate principal amount of 2006 Notes outstanding necessary for waiver of compliance with certain provisions of the 2006 Notes Indenture or for waiver of certain defaults, (vii) modify such provisions with respect to modification and waiver, (viii) modify the subordination provisions in a manner adverse to the Holders of the 2006 Notes or
(ix) following the mailing of an Offer to Purchase, modify the provisions of the 2006 Notes Indenture with respect to such Offer to Purchase in a manner adverse to such Holder.



     The Holders of a majority in aggregate principal amount of the outstanding 2006 Notes may waive compliance by the Company with certain restrictive provisions of the 2006 Notes Indenture. The Holders of a majority in aggregate principal amount of the outstanding 2006 Notes may waive any past default under the 2006 Notes Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the 2006 Notes Indenture which cannot be amended without the consent of the Holder of each outstanding 2006 Note affected.



DEFEASANCE



     The 2006 Notes Indenture provides that the Company, at its option, (i) will be discharged from any and all obligations in respect of outstanding 2006 Notes (except for certain obligations to register the transfer or exchange of 2006 Notes, to replace mutilated, lost, destroyed or stolen 2006 Notes and to maintain paying agents and hold moneys for payment in trust), and the provisions of the 2006 Notes Indenture described under "-- Subordination" shall cease to be effective, or (ii) need not comply with certain restrictive covenants and that such omission shall not be deemed to be an Event of Default under the 2006 Notes Indenture and the 2006 Notes, and the provisions of the 2006 Notes Indenture described under "-- Subordination" shall cease to be effective, in either case
(i) or (ii) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of, and premium, if any, and each installment of interest, if any, on the outstanding 2006 Notes in accordance with the terms of the 2006 Notes Indenture and the 2006 Notes. Such trust may only be established if, among other things, (1) with respect to clause (i), the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which provides that Holders of 2006 Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (ii), the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the 2006 Notes will not recognize gain or loss for federal income tax purposes as a result or such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; (2) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (3) no Event of Default described under clause (viii) under "Events of Default" above or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default under such clause
(viii) shall have occurred and be continuing at any time during the period ending on the 121st day following such date of deposit; (4) such deposit shall not cause the trust so created to be subject to the Investment Company Act or 1940 or shall be qualified under such act or exempt from regulation thereunder; and (5) certain other customary conditions precedent.



GLOBAL SECURITIES



     The 2006 Notes are represented by one or more global securities (the "Global Security"). The Global Security representing the 2006 Notes has been deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. 2006 Notes will not be exchangeable for certificated notes; provided that if the Depositary is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Global Security representing the 2006 Notes. In addition, the Company may at any time and in its sole discretion determine not to have the 2006 Notes represented by the Global Security and, in such event, will issue certificated notes in exchange therefor.



     Upon the issuance of the Global Security, the Depositary credited, on its book-entry registration and transfer system, the respective principal amounts of the 2006 Notes represented by the Global Security to the accounts of institutions that have accounts with the Depositary ("Participants"). The accounts to be credited were designated by the underwriters of the 2006 Notes. Ownership of beneficial interests in the Global Security is limited to Participants or Persons that may hold interests through Participants. Ownership of beneficial interests in the Global Security are shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary with respect to Participants' interests or by the Participants or by Persons that hold through Participants with respect to beneficial owners' interests. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such ownership limits and such laws may impair the ability to transfer beneficial interests in the Global Security.



     Principal and interest payments on 2006 Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing the 2006 Notes. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Security, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants. None of the Company, the Trustee, any paying agent or any registrar for the 2006 Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.



     The Depository Trust Company, New York, New York, ("DTC") is the initial Depositary with respect to the 2006 Notes. DTC has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its Participants and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants.



LIMITATIONS ON RIGHTS OF BENEFICIAL OWNERS



     As long as the Depositary, or its nominee, is the holder of the Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the 2006 Notes represented by the Global Security for all purposes under the 2006 Notes Indenture or the Global Security. Except as set forth above, owners of beneficial interests in the Global Security will not be entitled to have 2006 Notes represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of 2006 Notes in definitive form and will not be considered the owners or Holders thereof under the 2006 Notes Indenture governing the 2006 Notes or under the Global Security. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person directly or indirectly owns its interest, to exercise any rights of a Holder under the Indenture or the Global Security.



     DTC has informed the Company that under existing DTC policies and industry practices, if the Company requests any action of Holders, or if any owner of a beneficial interest in such Global Security desires to give any notice or take any action that a Holder is entitled to give or take under the 2006 Notes Indenture or the Global Security, DTC would authorize and cooperate with each Participant to whose account any portion of the 2006 Notes represented by such Global Security is credited on DTC's books and records to give such notice or take such action. Any person owning a beneficial interest in such Global Security that is not a Participant must rely on any contractual arrangements it has directly, or indirectly through its immediate financial intermediary, with a Participant to give such notice or take such action.



NOTICES



     Notices to Holders of 2006 Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register.



TITLE



     The Company, the Trustee and any agent of the Trustee may treat the Person in whose name a 2006 Note is registered as the absolute owner thereof (whether or not such 2006 Note may be overdue) for the purpose of making payment and for all other purposes.



GOVERNING LAW



     The 2006 Notes Indenture and the 2006 Notes will be governed by and construed in accordance with the laws of the State of New York.



THE TRUSTEE



     The 2006 Notes Indenture provides that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the 2006 Notes Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the Holders of a majority in principal amount of the 2006 Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of its obligations under the 2006 Notes Indenture and as to any default in such performance. The Trustee also serves as the Trustee under the 2007 Notes Indenture.



               DESCRIPTION OF SENIOR SUBORDINATED NOTES DUE 2007



     The 2007 Notes were issued under the 2007 Notes Indenture, dated as of October 24, 1996, by and between the Company and Harris Trust Company of California, as Trustee (the "Trustee"). The following summary of the material terms and provisions of the 2007 Notes and the 2007 Notes Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the 2007 Notes Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Definitions relating to certain capitalized terms in this "Description of Senior Subordinated Notes Due 2007" are set forth under "-- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the 2007 Notes Indenture and such definitions are incorporated herein by reference. As used in this section, the "Company" refers to Western Wireless Corporation, unless the context otherwise requires.



GENERAL



     The 2007 Notes are unsecured obligations of the Company, limited in aggregate principal amount to $200,000,000. The 2007 Notes are senior subordinated obligations of the Company, subordinated in right of payment to Senior Indebtedness of the Company, including amounts outstanding under the Credit Facility and senior in right of payment to any future subordinated indebtedness of the Company. The 2007 Notes rank pari passu with $200.0 million aggregate principal amount of the 2006 Notes.



MATURITY, INTEREST AND PRINCIPAL



     The 2007 Notes will mature on February 1, 2007. Interest on the 2007 Notes accrues at a rate of 10 1/2% per annum and will be payable semiannually on each February 1 and August 1, commencing on February 1, 1997, to the Holders of record on the immediately preceding January 15 and July 15. Interest is computed on the basis of a 360-day year of twelve 30-day months. The 2007 Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose.



     All moneys paid by the Company to a paying agent for the payment of principal of (and premium, if any) and any interest on any 2007 Notes which remain unclaimed for two years after such principal (or premium, if any) or interest has become due and payable may be repaid to the Company and thereafter the Holder of such Notes may look only to the Company for payment thereof.


FORM, DENOMINATION, BOOK-ENTRY PROCEDURE AND TRANSFER


     The 2007 Notes have been and will be issued only in fully registered form, without interest coupons, in denomination of $1,000 and integral multiples thereof. The 2007 Notes were initially issued in the form of a permanent global certificate in fully registered form (the "Global Note") and deposited with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, for credit to an account of a direct or indirect participant in DTC as described below.



     So long as DTC, or its nominee, is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the 2007 Notes represented by such Global Note for all purposes under the 2007 Notes Indenture and the 2007 Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the 2007 Notes Indenture.



     Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note may not be exchanged for 2007 Notes in certificated from except in the limited circumstances described below. See "-- Exchange of Book-Entry Notes for Certificated Notes."



     Depository Procedures. DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.



     The Company expects that, pursuant to procedures established by DTC, (i) DTC will credit the respective principal amount of 2007 Notes of the individual beneficial interests represented by such Global Note to the accounts of Participants and (ii) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note).


     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes, see "-- Exchange of Book-Entry Notes for Certificated Notes."


     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTE WILL NOT HAVE 2007 NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF 2007 NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE 2007 NOTES INDENTURE FOR ANY PURPOSE.



     Payments in respect of the principal of (and premium, if any) and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered holder under the 2007 Notes Indenture. Under the terms of the 2007 Notes Indenture, the Company and the Trustee will treat the persons in whose names the 2007 Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company, the Trustee nor any agent or the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the

Global Note, or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.


     DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the 2007 Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Note as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of 2007 Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the 2007 Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the 2007 Notes for all purposes.


     Interests in the Global Note will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject to all cases to the rules and procedures of DTC and is participants.


     Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. If a Holder requires physical delivery of a Certificated Note for any reason, including to sell 2007 Notes to Persons in states which require physical delivery of such 2007 Notes or to pledge such 2007 Notes, such holder must transfer its interest in the Global
Note in accordance with the normal procedures of DTC and the procedures set forth in the 2007 Notes Indenture.



     DTC has advised the Company that it will take any action permitted to be taken by a Holder of 2007 Notes only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the 2007 Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default (as defined below) under the 2007 Notes, DTC reserves the right to exchange the Global Note for 2007 Notes in certificated form, and to distribute such 2007 Notes to its Participants.



     The information in this section concerning DTC and its book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.



     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the 2007 Notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing their operations.



     Exchange of Book-Entry Notes for Certificated Notes. A Global Note is exchangeable for definitive 2007 Notes in registered certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as Depository for the Global Note and the Company thereupon fails to appoint a successor depository or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company at its option, notifies the Trustee in writing that it elects to cause the issuance of the 2007 Notes in certificated form of (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the 2007 Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated 2007 Notes upon request but only upon at least 20 days prior written notice given to the Trustee by or on behalf of DTC in accordance with its customary procedures. In all cases, certificated 2007 Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures).

SUBORDINATION


     The payment of the principal of and premium, if any, and interest on the 2007 Notes are, to the extent set forth in the 2007 Notes Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit or creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the 2007 Notes will be entitled to receive any Notes Payment.


     In the event that any Senior Payment Default shall have occurred and be continuing, then no Notes Payment shall be made unless and until such Senior Payment Default shall have been cured or waived.


     In the event that any Senior Nonmonetary Default shall have occurred and be continuing, then, upon the receipt by the Company and the Trustee of written notice of such Senior Nonmonetary Default from a Person designated as an administrative agent for the Designated Senior Indebtedness or, if there is no outstanding Designated Senior Indebtedness, any holder of Senior Indebtedness, no Notes Payment shall be made during the period (the "Payment Blockage Period") commencing on the date of such receipt of such written notice and ending on the earlier of (i) the date on which such Senior Nonmonetary Default shall have been cured or waived or shall have ceased to exist and any acceleration of Senior Indebtedness shall have been rescinded or annulled or the Senior Indebtedness to which such Senior Nonmonetary Default relates shall have been discharged or (ii) the 179th day after the date of such receipt of such written notice. No more than one Payment Blockage Period may be commenced with respect to the 2007 Notes during any 360-day period and there shall be a period of at least 181 consecutive days in each 360-day period in which no Payment Blockage Period is in effect. No Payment Blockage Period shall be in effect if there is no payment blockage period in effect with respect to any outstanding 2006 Notes. For all purposes of this paragraph, no Senior Nonmonetary Default that was known to the holders of Senior Indebtedness to exist or be continuing on the date of commencement of any Payment Blockage Period shall be, or be made, the basis for the commencement of a subsequent Payment Blockage Period by an administrative agent for the Designated Senior Indebtedness unless such Senior Nonmonetary Default shall have been cured for a period of not less than 90 consecutive days.



     By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness or the Senior Subordinated Notes may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Senior Subordinated Notes.



     At December 31, 1996, Senior Indebtedness aggregated approximately $343.0 million. The Company expects from time to time to Incur additional Indebtedness constituting Senior Indebtedness. See "Capitalization." The 2007 Notes Indenture will not prohibit or limit the Incurrence of additional Senior Indebtedness. In addition, all existing and future indebtedness and other liabilities of the Company's Subsidiaries are effectively senior in right of payment to the 2007 Notes. At December 31, 1996, the total outstanding Indebtedness of the Company's Subsidiaries not eliminated in the Company's consolidated financial statements was approximately $143.0 million.


OPTIONAL REDEMPTION


     Prior to February 1, 2002, the 2007 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the 2007 Notes to be redeemed together with accrued interest thereon to but excluding the date fixed for redemption and (ii) the Make-Whole Amount, if any, with respect to the 2007 Notes or portion thereof being redeemed.

     On or after February 1, 2002, the 2007 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at the following redemption prices (expressed as percentages of principal amount), in each case together with accrued interest to but excluding the date fixed for redemption, if redeemed during the 12-month period beginning February 1 of each of the years indicated below:


                                                                   REDEMPTION
                                      YEAR                           PRICE
                -------------------------------------------------  ----------
                2002.............................................    105.25%
                2003.............................................    103.50%
                2004.............................................    101.75%
                2005 and thereafter..............................    100.00%


     Notwithstanding the previous two paragraphs, on or before February 1, 1999, the Company may at its option, apply Qualified Capital Stock Proceeds and Affiliate and Related Person Proceeds to redeem up to $66 million in aggregate principal amount of 2007 Notes at 110.50% (expressed as a percentage of the stated principal amount thereof), together with accrued interest to but excluding the date fixed for redemption.



     Notice of any optional redemption of any 2007 Notes (or portion thereof) will be given to Holders at their addresses appearing in the Security Register, not less than 30 nor more than 60 days prior to the date fixed for redemption. The notice of redemption shall state the redemption date, the redemption price, if less than all the outstanding 2007 Notes are to be redeemed, principal amounts of the particular 2007 Notes to be redeemed, that on the redemption date the redemption price will become due and payable upon each 2007 Note to be redeemed and the place or places where such 2007 Notes are to be surrendered for payment of the redemption price.



     No sinking fund is provided for the 2007 Notes.


REGISTRATION COVENANT; EXCHANGE OFFER


     The Company entered into an Exchange and Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Company, for the benefit of the Holders of the Original Notes, filed and caused to become effective with the Commission, a registration statement (the "Exchange Offer Registration Statement") under the Securities Act relating to the Exchange Offer pursuant to which the Exchange Notes were exchanged for $199.0 million aggregate principal amount of Original Notes tendered at the option of the Holders. The closing of the Exchange Offer resulting in the issuance of the Exchange Notes occurred on December 11, 1996.



     Under existing Commission interpretations, the Exchange Notes are in general freely transferable after the Exchange Offer without further registration under the Securities Act, except that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resale of those Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of any unsold allotment from the original sale of the Senior Subordinated Notes) by delivery of the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes. Each Holder of the Original Notes (other than certain specified Holders) who exchanged such Original Notes for Exchange Notes in the Exchange Offer was required to represent that any Exchange Notes to be received by it were acquired in the ordinary course of its business, that at the time of the commencement of the Exchange Offer it had no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it was not an Affiliate of the Company.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.



     The Original Notes and the Exchange Notes are considered collectively to be a single class for all purposes under the 2007 Notes Indenture, including, without limitation, waivers, amendments, redemptions and Offers to Purchase.


CHANGE OF CONTROL


     Upon the occurrence of a Change of Control, each Holder of a 2007 Note shall have the right to have such 2007 Note repurchased by the Company on the terms and conditions set forth in the 2007 Notes Indenture. The Company shall, within 30 days following the date of the consummation of a transaction resulting in a Change of Control, mail an Offer to Purchase all outstanding 2007 Notes at a purchase price equal to 101% of their aggregate principal amount plus accrued interest to but excluding the Purchase Date. The Credit Facility precludes the Company from making such an Offer to Purchase, and the Company will be required to obtain written consents or waivers from the lenders under the Credit Facility or repay Indebtedness under the Credit Facility in order to be able to make the Offer to Purchase.



     "Change of Control" means (i) directly or indirectly a sale, transfer or other conveyance of all or substantially all the assets of the Company, on a consolidated basis, to any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), excluding transfers or conveyances to or among the Company's Wholly Owned Restricted Subsidiaries, as an entirety or substantially as an entirety in one transaction or series of related transactions, in each case with the effect that any Person or group of Persons that, as of the date of the 2007 Notes Indenture, are not Initial Investors or Affiliates of the Initial Investors own more than 50% of the total Voting Power entitled to vote in the election of directors, managers or trustees of the transferee entity immediately after such transaction, (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than the Initial Investors (or any Person or group of Persons that, at the date of the 2007 Notes Indenture, are Affiliates of the Initial Investors), is or becomes the "beneficial owner" (as that term is used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Power of the Company or (iii) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

     The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-l thereunder, in connection with any Offer to Purchase.

COVENANTS

     LIMITATION ON CONSOLIDATED INDEBTEDNESS


     The 2007 Notes Indenture prohibits the Company and any of its Restricted Subsidiaries from Incurring any Indebtedness unless the Company's Indebtedness to EBITDA Ratio at the end of the fiscal quarter immediately preceding the Incurrence of such Indebtedness, after giving pro forma effect thereto, is less than:


                                FOR THE PERIOD                       RATIO
                ----------------------------------------------   -------------
                Prior to June 30, 2000........................   9 to 1; and
                Thereafter....................................   7 to 1

     Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur the following Indebtedness without regard to the foregoing limitations:


          (i) Indebtedness evidenced by the 2007 Notes or otherwise arising under the 2007 Notes Indenture;



          (ii) Indebtedness of the Company or any Restricted Subsidiary, as the case may be, that is outstanding or committed at the date of the 2007 Notes Indenture under the Credit Facility (including any letters of credit issued thereunder) and the NORTEL Facility and any renewal, extension, refinancing or refunding thereof in an amount which, together with any amount remaining outstanding or committed under the Credit Facility and the NORTEL Facility, does not exceed $950 million outstanding; provided that this clause (ii) shall not prohibit the Company from incurring additional Indebtedness under the Credit Facility or the NORTEL Facility otherwise permitted pursuant to this covenant;


          (iii) Indebtedness of the Company or any Restricted Subsidiary that is outstanding or committed prior to February 1, 2000 for the acquisition, construction or improvement by the Company or any Restricted Subsidiary of assets in the Wireless Communications Business; provided that the amount of such Indebtedness at any time outstanding does not exceed 100% of the Fair Market Value of such assets;

          (iv) Indebtedness of the Company or any Wholly Owned Restricted Subsidiary of the Company owing to the Company or any Wholly Owned Restricted Subsidiary of the Company;


          (v) Indebtedness of the Company or any Restricted Subsidiary to renew, extend, refinance or refund any Indebtedness of the Company or any Restricted Subsidiary outstanding or committed on the date of renewal, extension, refinancing or refunding other than Indebtedness Incurred pursuant to clause (ii) or (iv); provided, however, that such Indebtedness does not exceed the principal amount of outstanding or committed Indebtedness so renewed, extended, refinanced or refunded plus financing fees and other expenses associated therewith; provided, further, that (a) such renewing, extending, refinancing or refunding Indebtedness shall have no mandatory repayments or redemptions prior to the Indebtedness being renewed, extended, refinanced or refunded and (b) in the case of any refinancing or refunding of Indebtedness pari passu to the 2007 Notes, the refinancing or refunding Indebtedness is made pari passu or subordinated to the 2007 Notes and, in the case of any refinancing or refunding of Indebtedness subordinated to the 2007 Notes, the refinancing or refunding Indebtedness is made subordinate to the 2007 Notes to substantially the same extent as the Indebtedness refinanced or refunded;


          (vi) Indebtedness Incurred by the Company or any Restricted Subsidiary under Interest Hedge Agreements to hedge permitted Indebtedness; and

          (vii) Indebtedness of the Company or any Restricted Subsidiary that is outstanding or committed prior to February 1, 2000, other than Indebtedness permitted pursuant to clauses (i) through (vi) above, which, together with any other outstanding indebtedness incurred pursuant to this clause (vii), does not exceed $50 million at any time outstanding or committed.

     LIMITATION ON PREFERRED STOCK OF RESTRICTED SUBSIDIARIES


     The 2007 Notes Indenture prohibits the Company from allowing any Restricted Subsidiary of the Company to create or issue any Preferred Stock except:



          (i) Preferred Stock outstanding on the date of the 2007 Notes
     Indenture;


          (ii) Preferred Stock issued to and held by the Company or any Wholly Owned Restricted Subsidiary of the Company;

          (iii) Preferred Stock issued by any Person prior to that Person's having become a direct or indirect Restricted Subsidiary of the Company;

          (iv) Preferred Stock issued by a Restricted Subsidiary the proceeds of which are used to refinance outstanding Preferred Stock of a Restricted Subsidiary, provided that (a) the liquidation value of the refinancing Preferred Stock does not exceed the liquidation value so refinanced plus financing fees and other expenses associated with such refinancing and (b) such refinancing Preferred Stock has no mandatory redemptions prior to the Preferred Stock being refinanced; and


          (v) Preferred Stock issued by a Restricted Subsidiary with a cumulative liquidation preference in an amount which could have been Incurred at the time of such issuance as Indebtedness under the provision of the 2007 Notes Indenture described under "-- Limitation on Consolidated Indebtedness."


     LIMITATION ON CERTAIN ASSET DISPOSITIONS


     The 2007 Notes Indenture prohibits the Company or any Restricted Subsidiary from making any Asset Disposition in one or more related transactions that result in aggregate net proceeds in excess of $10 million unless (i) the consideration received at the time of such Asset Disposition is at least equal to the Fair Market Value of the assets as determined by the Board of Directors of the Company (which determination will be evidenced by a Board Resolution),
(ii) (A) at least 85% of the consideration received consists of cash or readily marketable cash equivalents or the assumption of Indebtedness of the Company or any Restricted Subsidiary or (B) so long as no Event of Default or event which with notice or lapse of time would become an Event of Default has occurred and is continuing, the consideration paid to the Company or such Restricted Subsidiary is substantially comparable in type to the assets being sold as determined by the Board of Directors of the Company (which determination will be evidenced by a Board Resolution) and (iii) all the Net Available Proceeds shall be applied (a) first, to the payment of Senior Indebtedness (or Indebtedness of such Restricted Subsidiary, as the case may be) then outstanding; (b) second, to make any offer to purchase required under the 2006 Notes Indenture; (c) third, to make an Offer to Purchase any outstanding 2007 Notes at par value plus accrued interest and any other offer to purchase required under the terms of Indebtedness that is pari passu to the 2007 Notes, on a pro rata basis; and (d) fourth, to the repayment of other Indebtedness of the Company or a Restricted Subsidiary. The Company will not be able to make an offer to purchase pursuant to clause (ii)(b) or (c) without obtaining written consents from or repaying the lenders under the Credit Facility.



     Notwithstanding clause (iii) of the preceding paragraph, the 2007 Notes Indenture will not require the Company to repay Senior Indebtedness (or Indebtedness of such Restricted Subsidiary) then outstanding, to make an Offer to Purchase any outstanding 2007 Notes at par value or to repay any other Indebtedness with the proceeds of any Asset Disposition to the extent that the Net Available Proceeds from any Asset Disposition are invested within 365 days of such Asset Disposition in assets or an entity in the Wireless Communications Business or the Company or a Restricted Subsidiary shall have entered into a binding agreement to invest in such assets or entity and such investment shall have been consummated within eighteen months of such Asset Disposition.


     For purposes of the foregoing, "Net Available Proceeds" means the aggregate amount of cash (including any other consideration that is converted into cash) received by the Company or a Restricted Subsidiary in respect of such an Asset Disposition, less the sum of (i) all fees, commissions and other expenses Incurred in connection with such Asset Disposition, including the amount of income taxes required to be paid by the Company or a Restricted Subsidiary in connection therewith and (ii) the aggregate amount of cash so received which is used to retire any existing Indebtedness of the Company or a Restricted Subsidiary which is required to be repaid in connection therewith.

     LIMITATION ON RESTRICTED PAYMENTS


     The 2007 Notes Indenture prohibits the Company or any Restricted Subsidiary from making any Restricted Payment unless after giving effect thereto (a) no Event of Default or event which with notice or lapse of time or both would become an Event of Default has occurred and is continuing; (b) the Company would be permitted to Incur an additional $1.00 of Indebtedness pursuant to the provision of the 2007 Notes Indenture described in the first paragraph under "--Limitation on Consolidated Indebtedness"; and (c) the total of all Restricted Payments made on or after the date of the 2007 Notes Indenture does not exceed the sum of (i) Cumulative EBITDA less 1.6 times Cumulative Interest Expense and
(ii) 100% of the aggregate Affiliate and Related Person Proceeds and Qualified Capital Stock Proceeds of the Company after the date of the 2007 Notes Indenture.



     The foregoing provision shall not be violated, so long as no Event of Default or event which with notice or lapse of time or both would become an event of default has occurred and is continuing (other than in the case of clause (ii)), by reason of (i) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provision, (ii) any refinancing of any Indebtedness otherwise permitted under the provision of the 2007 Notes Indenture described under clause
(ii) or (v) of "--Limitation on Consolidated Indebtedness," (iii) Permitted Joint Venture Investments, (iv) the payment of scheduled dividends on, or the redemption of, Preferred Stock permitted to be created or issued pursuant to the provision of the 2007 Notes Indenture described under "-- Limitation on Preferred Stock of Restricted Subsidiaries" or (v) Restricted Payments, in addition to Restricted Payments permitted pursuant to clauses (i) through (iv) above, not in excess of $25 million in the aggregate after the date of the 2007 Notes Indenture.


     LIMITATIONS CONCERNING DISTRIBUTIONS AND TRANSFERS BY RESTRICTED
SUBSIDIARIES


     The 2007 Notes Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual restriction or prohibition on the ability of any Restricted Subsidiary to (i) pay dividends on, or make other distributions in respect of, its capital stock, or any other ownership interest or participation in, or measured by, its profits, to the Company or any Restricted Subsidiary or pay any Indebtedness or other obligation owed to the Company or any Restricted Subsidiary, (ii) make any loans or advances to the Company or any Restricted Subsidiary or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary. Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, suffer to exist any such restriction or prohibition (i) pursuant to any agreement in effect on the date of the 2007 Notes Indenture, (ii) pursuant to an agreement entered into after the date of the 2007 Notes Indenture relating to any Indebtedness the Incurrence of which is permitted under the 2007 Notes Indenture, provided, however, that the provisions contained in such agreement relating to such encumbrance or restriction are no more restrictive in any material respect than those contained in the NORTEL Facility or are no more restrictive in any material respect than those contained in the 2007 Notes Indenture, (iii) pursuant to an agreement relating to any Indebtedness of such Restricted Subsidiary which was outstanding or committed prior to the date on which such Restricted Subsidiary was acquired by the Company other than in anticipation of becoming a Restricted Subsidiary or (iv) pursuant to an agreement effecting a renewal, extension, refinancing or refunding of any agreement described in clauses (i) through (iii) above, provided, however, that the provisions contained in such renewal, extension, refinancing or refunding agreement relating to such encum-brance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof.

     LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF WHOLLY OWNED RESTRICTED SUBSIDIARIES


     Subject to the requirements of the provision of the 2007 Notes Indenture described under "-- Consolidation, Merger, Conveyance, Transfer or Lease," the 2007 Notes Indenture provides that the Company will not, and will not permit any Wholly Owned Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of such Wholly Owned Restricted Subsidiary or any other Wholly Owned Restricted Subsidiary to any Person other than the Company or a Wholly Owned Restricted Subsidiary; and shall not permit any Wholly Owned Restricted Subsidiary to issue shares of its Capital Stock or securities convertible into, or warrants, rights or options, to subscribe for or purchase shares of, its Capital Stock to any Person other than the Company or a Wholly Owned Restricted Subsidiary. Notwithstanding the foregoing, the Company may, and may allow any Wholly Owned Restricted Subsidiary to, transfer, convey, sell, lease or dispose of the Capital Stock of such Wholly Owned Restricted Subsidiary or of any other Wholly Owned Restricted Subsidiary or allow any Wholly Owned Restricted Subsidiary to issue Capital Stock or securities convertible into, or warrants, rights or options, to subscribe for or purchase shares of, its Capital Stock to any Person provided that all the Capital Stock of such Wholly Owned Restricted Subsidiary is sold or otherwise disposed of and provided that such sale or disposition is effected in accordance with the terms of the provision of the 2007 Notes Indenture described under "--Limitation on Certain Asset Dispositions."


     LIMITATIONS ON TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS


     The 2007 Notes Indenture provides that the Company will not, and will not permit any Restricted Subsidiary of the Company to, enter into any transaction involving aggregate consideration in excess of $1 million, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with or to any Affiliate or Related Person (other than a Restricted Subsidiary), unless a majority of the disinterested members of the Board of Directors of the Company determines (which determination will be evidenced by a Board Resolution) that (i) such transaction is in the best interests of the Company or such Restricted Subsidiary and (ii) such transaction is on terms that are no less favorable to the Company or a Restricted Subsidiary than those which might be obtained in arm's length transactions with a third party at the time.


     LIMITATION ON LIENS


     The 2007 Notes Indenture provides that the Company may not, and may not permit any Restricted Subsidiary of the Company to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Indebtedness that is pari passu or subordinated to the 2007 Notes without making, or causing such Restricted Subsidiary to make, effective provision for securing the 2007 Notes (i) equally and ratably with such Indebtedness as to such property for so long as such Indebtedness will be so secured or (ii) in the event such Indebtedness is Indebtedness of the Company which is subordinate in right of payment to the 2007 Notes, prior to such Indebtedness as to such property for so long as such Indebtedness will be so secured.



     The foregoing restrictions shall not apply to: (i) Liens existing in respect of any Indebtedness that exists on the date of the 2007 Notes Indenture;
(ii) Liens in favor of the Company or Liens in favor of a Wholly Owned Restricted Subsidiary of the Company on the assets or Capital Stock of another Wholly Owned Restricted Subsidiary of the Company; (iii) Liens to secure Indebtedness outstanding or committed for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the equipment or other property subject to such Liens; provided, however, that (a) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any other property other than such item of property or any improvements on such item and (c) the Incurrence of such Indebtedness is otherwise permitted by the 2007 Notes Indenture; (iv) Liens on property existing immediately prior to the time of acquisition thereof (and not Incurred in anticipation of the financing of such acquisition); or (v) Liens to secure Indebtedness to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, Indebtedness secured by any Lien referred to in the foregoing clauses (i), (iii) and (iv) so long as such Lien does not extend to any other property and the principal amount of Indebtedness so secured is not increased except as otherwise permitted under the provision of the 2007 Notes Indenture described under clause (ii) or (v) of "--Limitation on Consolidated Indebtedness."


     LIMITATION ON CERTAIN DEBT


     The 2007 Notes Indenture provides that the Company will not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Company unless the Indebtedness so Incurred is either pari passu or subordinate in right of payment to the 2007 Notes.


CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE


     The 2007 Notes Indenture provides that the Company will not consolidate with or merge into any Person or permit any other Person to consolidate with or merge into the Company, or transfer, sell, convey or lease or otherwise dispose of all or substantially all of its assets to, any Person unless (i)(a) the Company is the surviving entity or (b) if the Company is not the surviving entity then the successor or transferee assumes all the obligations of the Company under the 2007 Notes and the 2007 Notes Indenture, (ii) the Consolidated Net Worth of the successor or transferee immediately after the transaction is not less than 100% of the Company's Consolidated Net Worth immediately prior to the transaction, (iii) immediately after giving effect to such transaction, the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the provision of the 2007 Notes Indenture described in the first paragraph under "--Limitation on Consolidated Indebtedness," (iv) after giving effect to such transaction no Event of Default or event which with notice or lapse of time would become an Event of Default has occurred and (v) an Officers' Certificate and an Opinion of Counsel covering such conditions shall be delivered to the Trustee.


EVENTS OF DEFAULT AND REMEDIES


     The following are Events of Default under the 2007 Notes Indenture: (i) failure to pay the principal of or premium, if any, on the 2007 Notes at Maturity; (ii) failure to pay any interest on the 2007 Notes when it becomes due and payable continued for 30 days; (iii) failure, on the applicable Purchase Date, to purchase 2007 Notes required to be purchased by the Company pursuant to an Offer to Purchase as to which an Offer has been mailed to Holders; (iv) failure to perform or comply with the provisions of the 2007 Notes Indenture described under "--Mergers, Consolidations and Certain Sales of Assets"; (v) failure to perform any other covenant or agreement of the Company under the 2007 Notes Indenture continued for 30 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of outstanding 2007 Notes; (vi) default by the Company or any Restricted Subsidiary under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount in excess of $5 million in the aggregate, which default results in the acceleration of the payment of such Indebtedness or constitutes the failure to pay the principal of such Indebtedness at maturity;
(vii) the rendering of a final judgment or judgments against the Company or a Restricted Subsidiary in an amount in excess of $5 million which remains undischarged or unstayed for a period of 60 days after the date on which the right of appeal has expired; and (viii) certain events of bankruptcy, insolvency or reorganization affecting the Company or a Restricted Subsidiary.


     If an Event of Default, other than an event described under (viii) above, shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the

2007 Notes by notice as provided in the 2007 Notes Indenture, may declare the principal amount of the 2007 Notes to be due and payable immediately; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding 2007 Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal of the 2007 Notes, have been cured or waived as provided in the 2007 Notes Indenture. If an Event of Default described under (viii) above shall occur, the 2007 Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.



     No Holder of any 2007 Note will have any right to institute any proceeding with respect to the 2007 Notes Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of an Event of Default and unless the Holders of at least 25% in aggregate principal amount of the outstanding 2007 Notes shall have made written request to the Trustee and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding 2007 Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a 2007 Note for enforcement of payment of the principal of and premium, if any, or interest on such 2007 Note on or after the respective due dates expressed in such Note. The Holders of a majority in aggregate principal amount of the 2007 Notes outstanding may waive any existing Default except a Default in the payment of interest or principal (including premium) on the 2007 Notes.


CERTAIN DEFINITIONS


     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.



     "Affiliate and Related Person Proceeds" means any cash payment received by the Company or any Restricted Subsidiary from any Affiliate or Related Person from any transaction permitted under the provisions of the 2007 Notes Indenture described under "--Limitations on Transactions with Affiliates and Related Persons."


     "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Subsidiary of such Person to such Person or a Wholly Owned Restricted Subsidiary of such Person or by such Person to a Wholly Owned Restricted Subsidiary of such Person) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Subsidiaries representing a division or line of business or (iii) other assets or rights of such Person or any of its Subsidiaries having a Fair Market Value greater than $100,000.

     "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, to be in full force and effect on the date of such certification and delivered to the Trustee.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City, the State of Washington or the State of California are authorized or obligated by law or executive order to close.

     "Capital Lease Obligation" means that portion of any obligation of a Person as lessee under a lease which is required to be capitalized on the balance sheet of such lessee in accordance with generally accepted accounting principles.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person.

     "Consolidated Income Tax Expense" of any Person means for any period the provision for income taxes of such Person and its Consolidated Restricted Subsidiaries for such period.

     "Consolidated Indebtedness" of any Person means at any date the Indebtedness of such Person and its Consolidated Restricted Subsidiaries at such date.

     "Consolidated Interest Expense" of any Person means for any period the interest expense included in an income statement (taking into account the effect of any Interest Hedge Agreements but without deduction of interest income) of such Person and its Consolidated Restricted Subsidiaries for such period, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the portion of any rental obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles; (ii) the amortization of Indebtedness discounts; (iii) any payments or fees with respect to letters of credit, bankers acceptances or similar facilities; (iv) fees with respect to Interest Hedge Agreements; (v) the portion of any rental obligations in respect of any Sale and Leaseback Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation); and (vi) Preferred Stock dividends declared and payable in cash.


     "Consolidated Net Income" of any Person means for any period the net income (or loss) of such Person for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (to the extent included and without duplication) (i) the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person after the date of the 2007 Notes Indenture in a pooling-of-interests transaction for any period prior to the date of such transaction, (ii) the net income (or loss) of any Person that is not a Consolidated Restricted Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (iii) gains or losses from sales of assets other than sales of assets acquired and held for resale in the ordinary course of business and (iv) all extraordinary gains and extraordinary losses.



     "Consolidated Net Worth" of any Person means the consolidated shareholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles; provided that, with respect to the Company, adjustments following the date of the 2007 Notes Indenture to the accounting books and records of the Company in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person and its Subsidiaries shall not be given effect to.


     "Consolidated Restricted Subsidiary" of any Person means all other Persons that would be accounted for as consolidated Persons in such Person's financial statements in accordance with generally accepted accounting principles other than Unrestricted Subsidiaries.

     "Credit Facility" means the Loan Agreement, dated as of May 6, 1996, among the Company, The Toronto-Dominion Bank, Barclays Bank, PLC, and Morgan Guaranty Trust Company of New York, as Managing Agents, and the other financial institutions named therein, as such agreement may be amended, supplemented, restated or otherwise modified from time to time.

     "Cumulative EBITDA" means EBITDA of the Company and its Consolidated Restricted Subsidiaries for the period beginning on the first day of the fiscal quarter immediately following the date of the 2007 Notes Indenture, through and including the end of the last fiscal quarter preceding the date of any proposed Restricted Payment.



     "Cumulative Interest Expense" means the total amount of Consolidated Interest Expense of the Company and its Consolidated Restricted Subsidiaries for the period beginning on the first day of the fiscal quarter immediately following the date of the 2007 Notes Indenture, through and including the end of the last fiscal quarter preceding the date of any proposed Restricted Payment.



     "Depositary" means a clearing agency registered under the Exchange Act that is designated to act as Depositary for the 2007 Notes Notes until a successor Depositary shall have become such pursuant to the applicable provisions of the 2007 Notes Indenture, and thereafter "Depositary" shall mean such successor Depositary. The Depositary initially is DTC.


     "Designated Senior Indebtedness" means the Indebtedness under the Credit Facility.

     "EBITDA" of any Person means for any period the Consolidated Net Income for such period increased by the sum of (i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of such Person and its Consolidated Restricted Subsidiaries for such period, plus (iv) all other non-cash charges and expenses that were deducted in determining Consolidated Net Income for such period, minus (v) all non-cash revenues and gains to the extent included in Consolidated Net Income for such period.

     "Fair Market Value" means, with respect to any assets or Person, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined (i) if such Person or assets has a Fair Market Value of less than $5 million, by any officer of the Company and evidenced by an Officers' Certificate, dated within 30 days of the relevant transaction, or (ii) if such Person or assets has a Fair Market Value in excess of $5 million or more, by a majority of the Board of Directors of the Company and evidenced by a Board Resolution, dated within 30 days of the relevant transaction.


     "Holder" means a Person in whose name a 2007 Note is registered in the Security Register.


     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

     "Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person,
(vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) every obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party, (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise and (ix) the liquidation value of Preferred Stock issued pursuant to the provision of the 2007 Notes Indenture described in clause (v) of "-- Limitation on Preferred Stock of Restricted Subsidiaries."


     "Indebtedness to EBITDA Ratio" of any Person means at any date the ratio of Consolidated Indebtedness outstanding on such date to EBITDA for the four full fiscal quarters immediately preceding such date; provided, however, that, in the event such person or any of its Restricted Subsidiaries has acquired a Person during or after such period in a pooling-of-interests transaction, such computation shall be made on a pro forma basis as if the transaction had taken place on the first day of such period.

     "Initial Investors" means the Stanton Entities, the Hellman & Friedman Entities, the Goldman Sachs Entities and Providence.

     "Interest Hedge Agreements" means any interest rate swap, cap, collar, floor, caption or swaption agreements, or any similar arrangements designed to hedge the risk of variable interest rate volatility or to reduce interest costs, arising at any time between the Company or any Restricted Subsidiary, on the one hand, and any Person (other than an Affiliate of the Company or any Restricted Subsidiary), on the other hand, as such agreement or arrangement may be modified, supplemented and in effect from time to time.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than an easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).


     "Make-Whole Amount" on any date in respect of any 2007 Note means the excess, if any, of (i) the aggregate present value as of such date of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to such date) that would have been payable in respect of each such dollar if such redemption or payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date on which notice of redemption or payment is made) from the respective dates on which principal and interest would have been payable if such redemption or payment had not been made, over (ii) the aggregate principal amount of such 2007 Note being redeemed or paid.



     "Maturity" means, when used with respect to any 2007 Note, the date on which the principal of such 2007 Note becomes due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.


     "NORTEL Facility" means the Loan Agreement, dated June 30, 1995, between Western PCS II Corporation and Northern Telecom Inc., as such agreement may be amended, supplemented, restated or otherwise modified from time to time.


     "Notes Payment" means any payment or distribution of any kind or character, whether in cash, property or securities, or account of principal of (or premium, if any) or interest on or other obligations in respect of the 2007 Notes or other Indebtedness of the Company that is pari passu or subordinate in right of payment to the 2007 Notes or on account of any purchase or other acquisition of 2007 Notes or such other Indebtedness by the Company or any subsidiary of the Company.



     "Offer to Purchase" means a written offer (the "Offer") sent by the Company to each Holder at his address appearing in the Security Register on the date of the Offer offering to purchase up to the principal amount of 2007 Notes specified in such Offer at the purchase price specified in such Offer. Unless otherwise required by applicable law, the Offer shall specify an expiration date (the

"Expiration Date") of the Offer to Purchase which, subject to any contrary requirements of applicable law, shall be not less than 30 days nor more than 60 days after the date of such Offer to Purchase and a settlement date (the "Purchase Date") for purchase of 2007 Notes within five Business Days after the Expiration Date. The Offer shall also state the section of the 2007 Notes Indenture pursuant to which the Offer to Purchase is being made, the Expiration Date and the Purchase Date, the aggregate principal amount of the outstanding 2007 Notes offered to be purchased by the Company, the purchase price to be paid by the Company and the place or places where 2007 Notes are to be surrendered for tender pursuant to the Offer to Purchase.


     "Officers' Certificate" means a certificate signed by two officers at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Company and delivered to the Trustee.

     "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company, and who shall be reasonably acceptable to the Trustee and delivered to the Trustee.

     "Permitted Joint Venture" means, as applied to any Person, any corporation or other entity (a) engaged in the acquisition, ownership, operation and management of assets in the Wireless Communications Business, (b) over which such Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control, (c) of which more than forty percent (40%) of the outstanding Capital Stock (other than directors' qualifying shares) having ordinary Voting Power to elect its board of directors, regardless of the existence at the time of a right of the holders of any class or classes of securities of such corporation to exercise such Voting Power by reason of the happening of any contingency, in the case of a corporation, or more than forty percent (40%) of the outstanding ownership interests, in the case of an entity other than a corporation, is at the time owned directly or indirectly by such Person, or by one or more Subsidiaries of such Person, or by such Person and by one or more Subsidiaries of such Person and (d) with respect to which such Person has the right or option to acquire all of the outstanding Capital Stock or ownership interests not owned by such Person.

     "Permitted Joint Venture Investment" means (i) any payment on account of the purchase, redemption, retirement or acquisition of (A) any shares of Capital Stock or other ownership interests of a Permitted Joint Venture or (B) any option, warrant or other right to acquire shares of Capital Stock or ownership interests of a Permitted Joint Venture or (ii) any loan, advance, lease, capital contribution to, or investment in, or payment of a guarantee of any obligation of a Permitted Joint Venture; provided that such loan, advance, lease, capital contribution, investment or payment provides for a return that is senior in right of payment to any return on the Capital Stock or ownership interests of such Permitted Joint Venture; provided, further, that not less than 75% of the aggregate Permitted Joint Venture Investments in any Permitted Joint Venture shall be Permitted Joint Venture Investments described in clause (ii).

     "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.


     "Qualified Capital Stock" means, with respect to any Person, any and all shares of Capital Stock other than Redeemable Stock issued by such Person after the date of the 2007 Notes Indenture.



     "Qualified Capital Stock Proceeds" means, with respect to any Person, (a) in the case of any sale of Qualified Capital Stock, the aggregate net cash proceeds received by such Person, after payment of expenses, commissions and the like Incurred by such Person in connection therewith, and net of Indebtedness that such Person Incurred, guaranteed or otherwise became liable for in connection with the issuance or acquisition of such Capital Stock; and (b) in the case of any exchange, exercise, conversion or surrender of any Preferred Stock or Indebtedness of such Person or any Subsidiary issued for cash after the date of the 2007 Notes Indenture for or into shares of Qualified Capital Stock of such Person, the liquidation value of the Preferred Stock or the net book value of such Indebtedness as adjusted on the books of such Person to the date of such exchange, exercise, conversion or surrender, plus any additional amount paid by the securityholders to such Person upon such exchange, exercise, conversion or surrender and less any and all payments made to the securityholders, and all other expenses, commissions and the like Incurred by such Person or any Subsidiary in connection therewith.


     "Redeemable Stock" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the final Stated Maturity of the 2007 Notes or is redeemable at the option of the holder thereof at any time prior to the final Stated Maturity of the 2007 Notes.


     "Reinvestment Rate" means the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Related Person" of any Person means any other Person owning (a) 5% or more of the outstanding Common Stock of such Person or (b) 5% or more of the Voting Power of such Person.


     "Restricted Payment" means, with respect to any Person, (i) any declaration or payment of a dividend or other distribution on any shares of such Person's Capital Stock (other than dividends payable solely in shares of its Capital Stock or options, warrants or other rights to acquire its Capital Stock and other than any declaration or payment of a dividend or other distribution by a Restricted Subsidiary to the Company or another Restricted Subsidiary), (ii) any payment on account of the purchase, redemption, retirement or acquisition of (A) any shares of Capital Stock of such Person or any Related Person (other than a Restricted Subsidiary) of such Person or (B) any option, warrant or other right to acquire shares of Capital Stock of such Person or any Related Person (other than a Restricted Subsidiary) of such Person, in each case other than pursuant to the cashless exercise of options, (iii) any loan, advance, capital contribution to, or investment in, or payment of a guarantee of any obligation of, or purchase, redemption or other acquisition of any shares of Capital Stock or any Indebtedness of, any Affiliate or Related Person (other than a Restricted Subsidiary or other than any loan, advance, capital contribution to, or investment in, the Company or another Restricted Subsidiary by a Restricted Subsidiary, or any payment by any Restricted Subsidiary of any loan, advance or other Indebtedness or other amount owed by a Restricted Subsidiary to the Company or another Restricted Subsidiary) and (iv) any redemption, defeasance, repurchase or other acquisition or retirement for value prior to any scheduled maturity, repayment or sinking fund payment, of any Indebtedness of such Person which is subordinate in right of payment to the 2007 Notes.


     "Restricted Subsidiary" of any Person means any Subsidiary of such Person other than an Unrestricted Subsidiary.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.


     "Security Register" has the meaning set forth in the 2007 Notes Indenture.



     "Senior Indebtedness" means the principal of (and premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-petition interest is allowed in such proceeding) on (i) Indebtedness of the Company created pursuant to the Credit Facility and all other obligations thereunder or under the notes, security documents, pledge agreements, Interest Hedge Agreements or other agreements or instruments executed in connection therewith, (ii) Indebtedness of the Company created pursuant to any vendor financing Incurred for the acquisition, construction or improvement by the Company or any Restricted Subsidiary of assets in the Wireless Communications Business, (iii) all other Indebtedness of the Company referred to in the definition of Indebtedness other than clauses (iv), (vi) and (ix) thereof (and clause (viii) thereof to the extent applicable to Indebtedness Incurred under clauses (iv) and (vi) thereof), whether Incurred on or prior to the date of the 2007 Notes Indenture or thereafter Incurred, other than the 2007 Notes, and (iv) amendments, renewals, extensions, modifications, refinancings and refundings of any such Indebtedness; provided, however, the following shall not constitute Senior Indebtedness: (A) any Indebtedness owed to a Person when such Person is a Restricted Subsidiary of the Company, (B) any Indebtedness which by the terms of the instrument creating or evidencing the same is not superior in right of payment to the 2007 Notes, (C) any Indebtedness Incurred in violation of the 2007 Notes Indenture (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (c) if the holder(s) of such Indebtedness or their representative and the Trustee shall have received an Officers' Certificate of the Company to the effect that the Incurrence of such Indebtedness does not (or in the case of revolving credit Indebtedness, that the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the 2007 Notes Indenture) or (D) any Indebtedness which is subordinated in right or payment in respect to any other Indebtedness of the Company.


     "Senior Nonmonetary Default" means the occurrence or existence and continuance of any event of default, or of any event which, after notice or lapse of time (or both), would become an event of default, under the terms of any instrument pursuant to which any Senior Indebtedness is outstanding, permitting (after notice or lapse of time or both) one or more holders of such Senior Indebtedness (or a trustee or agent on behalf of the holders thereof) to declare such Senior Indebtedness due and payable prior to the date on which it would otherwise become due and payable, other than a Senior Payment Default.

     "Senior Payment Default" means any default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness when due, whether at the stated maturity of any such payment or by declaration of acceleration, call for redemption or otherwise.


     "Stated Maturity," when used with respect to any 2007 Note or any installment of interest thereon, means the date specified in such 2007 Note as the date on which the principal of such 2007 Note or such installment of interest is due and payable.


     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

     "Subsidiary" means, as applied to any Person, (a) any corporation of which more than fifty percent (50%) of the outstanding Capital Stock (other than directors' qualifying shares) having ordinary Voting Power to elect its board of directors, regardless of the existence at the time of a right of the holders of any class or classes of securities of such corporation to exercise such Voting

Power by reason of the happening of any contingency, or any entity other than a corporation of which more than fifty percent (50%) of the outstanding ownership interests, is at the time owned directly or indirectly by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, or (b) any other entity which is directly or indirectly controlled or capable of being controlled by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, including Permitted Joint Ventures.


     "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of any Person may designate any Restricted Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Common Stock or Preferred Stock of, or owns or holds any lien on any property of, such Person or any Restricted Subsidiary; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that the Fair Market Value of the Subsidiary at the time of such designation would be permitted as an investment under the provision of the 2007 Notes Indenture described under "--Limitation on Restricted Payments." The Board of Directors of any Person may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of such Person; provided that immediately after giving effect to such designation (x) such Person would be permitted to Incur $1.00 of additional Indebtedness pursuant to the provision of the 2007 Notes Indenture described in the first paragraph under "--Limitation on Consolidated Indebtedness" and (y) no Event of Default or event which with notice or lapse of time or both would become an Event of Default has occurred and is continuing. Any such designation by the Board of Directors shall be evidenced by a Board Resolution submitted to the Trustee.


     "Voting Power" of any Person means the aggregate number of votes of all classes of Capital Stock of such Person which ordinarily has voting power for the election of directors of such Person.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

     "Wireless Communications Business" means the provision of wireless communications services and other related services.

MODIFICATION AND WAIVER


     Modifications and amendments of the 2007 Notes Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding 2007 Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each 2007 Note affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any 2007 Note, (ii) reduce the principal amount of or premium, if any, or interest on any 2007 Note, (iii) change the place or currency of payment of principal of, or premium or interest on any 2007 Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any 2007 Note, (v) reduce the percentage of aggregate principal amount of 2007 Notes outstanding necessary to amend the 2007 Notes Indenture, (vi) reduce the percentage of aggregate principal amount of 2007 Notes outstanding necessary for waiver of compliance with certain provisions of the 2007 Notes Indenture or for waiver of certain defaults, (vii) modify such provisions with respect to modification and waiver, (viii) modify the subordination provisions in a manner adverse to the Holders of the 2007 Notes,
(ix) following the mailing of an Offer to Purchase, modify the provisions of the 2007 Notes Indenture with respect to such Offer to Purchase in a manner adverse to such Holder or (x) modify the provision of the 2007 Notes Indenture described under "-- Limitation on Certain Debt."



     The Holders of a majority in aggregate principal amount of the outstanding 2007 Notes may waive compliance by the Company with certain restrictive provisions of the 2007 Notes Indenture. The Holders of a majority in aggregate principal amount of the outstanding 2007 Notes may waive any past default under the 2007 Notes Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the 2007 Notes Indenture which cannot be amended without the consent of the Holder of each outstanding 2007 Note affected.


DEFEASANCE


     The 2007 Notes Indenture provides that the Company, at its option, (i) will be discharged from any and all obligations in respect of outstanding 2007 Notes (except for certain obligations to register the transfer or exchange of 2007 Notes, to replace mutilated, lost, destroyed or stolen 2007 Notes and to maintain paying agents and hold moneys for payment in trust), and the provisions of the 2007 Notes Indenture described under "--Subordination" shall cease to be effective, or (ii) need not comply with certain restrictive covenants and that such omission shall not be deemed to be an Event of Default under the 2007 Notes Indenture and the 2007 Notes, and the provisions of the 2007 Notes Indenture described under "--Subordination" shall cease to be effective, in either case
(i) or (ii) upon irrevocable deposit with the Trustee, in trust, of money, and/or U.S. government obligations which will provide money without the need for reinvestment, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of, and premium, if any, and each installment of interest, if any, on the outstanding 2007 Notes in accordance with the terms of the 2007 Notes Indenture and the 2007 Notes. Such trust may only be established if, among other things, (1) with respect to clause
(i), the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which provides that Holders of 2007 Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (ii), the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the 2007 Notes will not recognize gain or loss for federal income tax purposes as a result or such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; (2) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (3) no Event of Default described under clause (viii) under "Events of Default" above or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default under such clause (viii) shall have occurred and be continuing at any time during the period ending on the 121st day following such date of deposit; (4) such deposit shall not cause the trust so created to be subject to the Investment Company Act or 1940 or shall be qualified under such act or exempt from regulation thereunder; and (5) certain other customary conditions precedent.


NOTICES

     Notices to Holders of Exchange Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register.

TITLE


     The Company, the Trustee and any agent of the Trustee may treat the Person in whose name a 2007 Note as the absolute owner thereof (whether or not such 2007 Note may be overdue) for the purpose of making payment and for all other purposes.


GOVERNING LAW


     The 2007 Notes Indenture and the 2007 Notes will be governed by and construed in accordance with the laws of the State of New York.


THE TRUSTEE


     The 2007 Notes Indenture provides that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the 2007 Notes Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the Holders of a majority in principal amount of the 2007 Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.



     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its obligations under the 2007 Notes Indenture and as to any default in such performance. The Trustee also serves as the Trustee under the 2006 Notes Indenture.



                        SHARES ELIGIBLE FOR FUTURE SALE



     As of March 31, 1997, the Company has outstanding 14,810,157 shares of Class A Common Stock and 55,198,604 shares of Class B Common Stock. An aggregate of 5,849,297 shares of Common Stock have been reserved for issuance under the Company's stock option plan and options to purchase 3,050,548 of such shares of Class B Common Stock and 922,000 of such shares of Class A Common Stock are currently outstanding and 1,360,837 shares of Class A Common Stock are reserved for issuance pursuant to future option grants. Also, up to 327,882 shares of Class B Common Stock are reserved for issuance upon the exercise of exchange rights exercisable no sooner than 2001 issued to the Company's partners in Cook Inlet PCS and 8,860 shares of Class A Common Stock (based on the fair market value of the stock of Western International on the date hereof) are issuable under the Horwitz Agreement. In addition, 1,000,000 shares of Class A Common Stock are reserved for issuance pursuant to the Company's Employee Stock Purchase Plan, and 500,000 shares of Class A Common Stock are reserved for issuance pursuant to the Company's Executive Restricted Stock Plan.



     The shares of Class A Common Stock sold in the offerings of Class A Common Stock are freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" (as that term is defined under the Securities Act) of the Company, which are subject to the resale limitations of Rule 144 promulgated under the Securities Act. All of such shares of Class A Common Stock are "restricted securities" within the meaning of Rule 144 (the "Restricted Shares") and may not be publicly sold unless registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.



     In general, under Rule 144, as currently in effect, if two years have elapsed since the later of the date of acquisition of Restricted Shares from the Company or any affiliate of the Company, the acquirer or subsequent holder (including an affiliate) is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then outstanding shares of Class A Common Stock or the average weekly trading volume of the shares of Class A Common

Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Effective April 29, 1997, that holding period will be reduced to one year. Sales under Rule 144 are also subject to certain restrictions relating to manner of sale, notice requirements and the availability of current public information about the Company. If three years have elapsed since the later of the date of acquisition of Restricted Shares from the Company or from any affiliate of the Company, and the acquirer or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. Effective April 29, 1997, that holding period will be reduced to two years. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. In general, under Rule 701 as currently in effect, persons who purchase shares upon exercise of options that were granted pursuant to Rule 701 are entitled to sell such shares in reliance on Rule 144 without regard to the holding period, public information, volume limitations or notice provisions of Rule 144, if such persons are not affiliates of the Company, and without regard to the holding period requirements of Rule 144, if such persons are affiliates of the Company. Restricted Shares properly sold in reliance on Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an affiliate of the Company.



     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors between May 20, 1988, the effective date of Rule 701, and the date the issuer becomes subject to the reporting requirements of the Exchange Act, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act (including options granted before May 20, 1988, if made in accordance with the Rule had it been in effect), along with the shares acquired upon exercise of such options beginning May 20, 1988 (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are Restricted Shares and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, such securities may be sold
(i) by persons other than affiliates, subject only to the manner of sale provisions of Rule 144 and (ii) by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.



     The Company has filed registration statements under the Securities Act covering 5,849,297 shares of Common Stock issued or issuable under the Company's stock option plan and 1,000,000 shares of Class A Common Stock issuable under its Employee Stock Purchase Plan. The Company intends to file a registration statement under the Securities Act covering 500,000 shares of Class A Common Stock issuable under its Executive Restricted Stock Plan. Such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statements are or will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.



REGISTRATION RIGHTS



     Pursuant to the terms of the Stockholders Agreement, certain holders of the Company's Common Stock have registration rights in defined circumstances and such rights generally include, subject to certain restrictions, underwriter cutbacks and pro rata inclusion provisions, the right to participate in both demand registrations (i.e., those that are required by certain of the shareholders pursuant to contract) and "piggyback" rights (i.e., the right to join in any registrations undertaken by the Company). See "Certain Transactions." The Horwitz Agreement contains "piggyback" rights for shares of Class A Common Stock issuable by the Company thereunder.


                          DESCRIPTION OF INDEBTEDNESS

     Set forth below is a description of certain terms of the Company's Senior Secured Facilities. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CREDIT FACILITY

     The Company has a $950 million Credit Facility with a consortium of financial institutions. The following summary of the material terms and provisions of the Credit Facility does not purport to be complete and is subject to and qualified in its entirety by reference to the Credit Facility.

     Pursuant to the Credit Facility, the lenders have agreed to make loans to the Company (the "Loans"), on a revolving credit basis, in the aggregate principal amount not to exceed $750 million outstanding at any time through December 31, 1999 at which time the then outstanding principal amount of the Loans converts to a five year term loan. The Company's ability to borrow funds under the Credit Facility is subject to compliance with certain operating covenants set forth therein. The principal amount thereof is required to be amortized in the following percentages during the five year period commencing on January 1, 2000 and terminating on December 31, 2004: 7%, 13%, 20%, 30% and 30%. The Credit Facility also includes a $200 million term loan. Such term loan is required to be amortized in the following amounts during the five year period beginning April 1, 2000 and terminating on March 31, 2005: $1,000,000, $1,000,000, $1,000,000, $1,000,000 and $196,000,000. The term loan is subject to and otherwise governed by the terms and conditions of the Credit Facility.


     Revolving credit borrowings under the Credit Facility bear interest, at the Company's option, at an annual rate of interest equal to either (i) the greater of (x) the prime rate of The Toronto-Dominion Bank, New York Branch, or (y) the Federal Funds rate plus 5/8%, (ii) a Eurodollar rate or (iii) a CD rate, in each instance plus an applicable margin. Such applicable margin ranges from 0.50% to 1.50%, in the case of Loans based on the prime rate or Federal Funds rate, 1.50% to 2.50%, in the case of Loans based on a Eurodollar rate, and 1.75% to 2.75% in the case of Loans based on a CD rate, in each case based upon the leverage ratio of the Company and certain of its subsidiaries. The term loan under the Credit Facility bears interest at a Eurodollar rate plus 2.75%. The Company has entered into certain long-term interest rate swap and cap agreements with a total notional amount of $205 million. For the year ended December 31, 1996, the weighted average interest rate including the applicable margin under these agreements was approximately 7.79%.


     The Credit Facility contains affirmative covenants of the Company, including, among others, maintenance of its licenses and properties, compliance with laws, insurance, payment of taxes, payment of other indebtedness, the entering into of interest rate hedging agreements and delivery of financial and other information. The Credit Facility requires that the Company and certain of its subsidiaries comply with certain financial tests and maintain certain financial ratios. The financial ratio covenants in the Credit Facility include, among others, a limitation on the incurrence of indebtedness based on the ratio of the Company's indebtedness to operating cash flow (as defined in the Credit Facility) and a requirement that the Company's ratio of operating cash flow to cash interest expense be not less than specified levels. In addition, the Company is required to make certain repayments of the Credit Facility from certain asset sales and excess cash flow. The Credit Facility also contains restrictive covenants which impose restrictions and/or limitations on the operations and activities of the Company and certain of its subsidiaries, including, among others, the incurrence of indebtedness, the creation or incurrence of liens, the sale of assets, investments and acquisitions, mergers, declaration or payment of dividends on or other payments or distributions to shareholders or material transactions with an affiliate on terms less favorable than those obtainable from a nonaffiliate.

     The Credit Facility currently limits total investment by the Company in its subsidiaries owning PCS licenses to $450 million from and after May 6, 1996, plus $233.9 million, cash proceeds from equity issuances by the Company after May 6, 1996 and $14 million.


     The Credit Facility provides for various events of default, including, without limitation, interest and payment defaults, breach of the Company's covenants, agreements, representations and warranties under the Credit Facility, cross defaults to certain other indebtedness, judgments in excess of $1 million which remain undischarged for a period of 30 days, certain events relating to bankruptcy or insolvency, revocation of any material FCC license, the failure of Mr. Stanton, Ms. Gillespie and certain related entities to own in the aggregate 1,550,000 shares of Common Stock, or Mr. Stanton ceasing, for any reason, to be the Chairman of the Company's Board of Directors, unless a successor acceptable to the requisite percentage of lenders pursuant to the Credit Facility is appointed within 60 days of the date Mr. Stanton ceases to be Chairman.



     The repayment of the Loans is secured by, among other things, the grant of a security interest in all of the assets of the Company excluding, among other things, the capital stock and assets of Western PCS II Corporation, a wholly-owned indirect subsidiary of the Company ("Western PCS II"), that are pledged to the consortium of lenders pursuant to the NORTEL Facility. Western PCS II currently holds the Company's PCS licenses for the Honolulu, Salt Lake City, El Paso/Albuquerque and Denver MTAs as well as certain related PCS assets. See "Business -- Introduction," "-- Governmental Regulation -- Licensing of PCS Systems" and "-- NORTEL Facility."


NORTEL FACILITY


     In connection with the Project and Supply Agreement between Western PCS Corporation and NORTEL, Western PCS II entered into a $200 million NORTEL Facility with Northern Telecom Inc. ("NORTEL"), which recently has been amended to include a consortium of lenders and to increase the amount of the facility to $300 million. The following summary of the material terms and provisions of the NORTEL Facility does not purport to be complete and is subject to and qualified in its entirety by reference to the NORTEL Facility.



     Pursuant to the NORTEL Facility, the lenders have agreed to make loans to Western PCS II (the "NORTEL Loans"), on a revolving credit basis, in an aggregate principal amount not to exceed $300 million outstanding at any time through June 30, 2000. On such date the then outstanding principal amount of the NORTEL Loans convert to a three and one-half year term loan with the final payment due on December 31, 2003. Western PCS II's ability to borrow funds under the NORTEL Facility is subject to compliance with certain operating covenants set forth therein. Borrowings under the NORTEL Facility also are limited based on a formula related to the amount of all capital expenditures (as defined in the NORTEL Facility) of Western PCS II Corporation.


     Borrowings under the NORTEL Facility bear interest, at Western PCS II's option, at an annual rate of interest equal to either (i) the greater of (x) the prime rate of The Toronto-Dominion Bank, New York Branch, or (y) the Federal Funds rate plus 5/8%, plus in either event 1.50%, or (ii) the LIBOR rate plus 2.50%.

     The NORTEL Facility contains affirmative covenants of Western PCS II, including, among others, maintenance of its licenses and properties, compliance with laws, insurance, payment of taxes, payment of other indebtedness and delivery of financial and other information. The NORTEL Facility requires that Western PCS II comply with certain financial tests and maintain certain financial ratios. The NORTEL Facility contains, among others, covenants of Western PCS II relating to minimum gross revenues and the ratio of cash coverage (as defined in the NORTEL Facility) to operating cash flow (as defined in the NORTEL Facility). In addition, Western PCS II is required to make certain repayments of the NORTEL Facility from certain asset sales and excess cash flow. The NORTEL Facility also contains certain restrictive covenants which impose restrictions and/or limitations on the operations and activities of Western PCS II including, among other things, the incurrence of indebtedness, the creation or incurrence of liens, the sale of assets, investments or acquisitions, mergers, declaration or payment of dividends on or other payments or distributions to its stockholder or material transactions with an affiliate on terms less favorable than those obtainable from a non-affiliate.

     The NORTEL Facility provides for various events of default including, without limitation, interest and payment defaults, breach of Western PCS II's covenants, agreements, representations and warranties under the NORTEL Facility, cross defaults to certain other indebtedness, including the Credit Facility, judgments in excess of $1 million which remain undischarged for a period of 30 days, bankruptcy or similar proceedings, revocation of any material FCC license, the termination of the Project and Supply Agreement prior to the satisfaction of certain conditions and the failure of the Company to beneficially own and control, directly or indirectly, a majority of Western PCS II's capital stock or shares entitling the Company to elect a majority of Western PCS II's board of directors.


     The repayment of the NORTEL Loans is secured by, among other things, a pledge of all of the outstanding capital stock and a grant of a security interest in all of the assets of Western PCS II to the lenders.



                             VALIDITY OF SECURITIES



     The validity of the shares of Class A Common Stock, the 2006 Notes and the Exchange Notes, each as offered hereby, have been passed upon for the Company by Preston Gates & Ellis LLP, Seattle, Washington. Partners in that firm hold an aggregate of not more than 20,000 shares of the Company's Common Stock. The validity of the shares of Class A Common Stock and the 2006 Notes, each as offered hereby, have been passed upon for the underwriters of the Company's public offerings of the Class A Common Stock and 2006 Notes by Sullivan & Cromwell, Los Angeles, California. Sullivan & Cromwell has represented and continues to represent Goldman Sachs in connection with its investment in the Company.


                                    EXPERTS


     The audited consolidated financial statements and schedule of Western Wireless Corporation included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.



                              PLAN OF DISTRIBUTION



     This Prospectus may be used by Goldman Sachs in connection with offers and sales related to market-making transactions in the shares of Class A Common Stock, the 2006 Notes and the Exchange Notes effected from time to time. Goldman Sachs may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when they act as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

     For a description of certain relationships between Goldman Sachs and their affiliates and the Company, see "Management," "Certain Transactions" and "Principal Shareholders."



     The Company has been advised by Goldman Sachs that, subject to applicable laws and regulations, Goldman Sachs currently intend to make a market in the shares of Class A Common Stock, the 2006 Notes and the Exchange Notes. However, they are not obligated to do so and any market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will be developed or sustained. See "Risk Factors -- No Assurance of Public Market for the Class A Common Stock; Possible Volatility of Price of Class A Common Stock" and "-- No Assurance of Public Market for the Senior Subordinated Notes; Possible Volatility of Price of Senior Subordinated Notes."



     Goldman Sachs may not confirm sales to any accounts over which they exercise discretionary authority without the prior specific written approval by the customer.



     The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "WWCA."



     Settlement for the Class A Common Stock, the 2006 Notes and the Exchange Notes will be made in immediately available funds, and all secondary trading will settle in immediately available funds.



     The Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



         WESTERN WIRELESS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS



                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants.............................................    F-2
Consolidated Balance Sheets as of December 31, 1996 and 1995.........................    F-3
Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and
  1994...............................................................................    F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31,
  1996, 1995 and 1994................................................................    F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and
  1994...............................................................................    F-6
Notes to Consolidated Financial Statements...........................................    F-7
Schedule II -- Valuation and Qualifying Accounts.....................................   F-23

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of


Western Wireless Corporation:



     We have audited the accompanying consolidated balance sheets of Western Wireless Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Wireless Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP



Seattle, Washington


February 18, 1997

                          WESTERN WIRELESS CORPORATION



                          CONSOLIDATED BALANCE SHEETS


                        AS OF DECEMBER 31, 1996 AND 1995


                             (Dollars in thousands)



                                                                           DECEMBER 31,
                                                                       ---------------------
                                                                          1996        1995
                                                                       ----------   --------
                                           ASSETS
Current assets:
  Cash and cash equivalents..........................................  $   54,885   $  8,572
  Accounts receivable, net of allowance for doubtful accounts of
     $4,266 and $2,800, respectively.................................      28,958     18,074
  Inventory..........................................................      26,138      5,361
  Prepaid expenses and other current assets..........................      14,809      4,001
  Deposit held by FCC................................................      25,000      1,500
                                                                       ----------   --------
          Total current assets.......................................     149,790     37,508
Property and equipment, net of accumulated depreciation of $107,685
  and $53,423 respectively...........................................     538,617    193,692
Licensing costs and other intangible assets, net of accumulated
  amortization of $55,363 and $28,364, respectively..................     540,482    417,971
Investments in and advances to unconsolidated affiliates.............      12,655      8,388
Other assets.........................................................         159      1,469
                                                                       ----------   --------
                                                                       $1,241,703   $659,028
                                                                       ==========   =========
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................  $   14,122   $  7,568
  Accrued liabilities................................................      36,652     16,659
  Construction accounts payable......................................      89,583     28,408
  Unearned revenue and customer deposits.............................       4,097      3,301
                                                                       ----------   --------
          Total current liabilities..................................     144,454     55,936
                                                                       ----------   --------
Long-term debt.......................................................     743,000    362,487
                                                                       ----------   --------
Commitments (Notes 7)
Shareholders' equity:
  Preferred stock, no par value, 50,000,000 shares authorized, no shares issued and outstanding...................................
  Common stock, no par value, 300,000,000 shares authorized; Class A,
     14,540,691 shares issued and outstanding at December 31, 1996;
     Class B, 56,239,157 and 58,047,235 shares issued and
     outstanding, respectively.......................................     569,278    324,729
  Deferred compensation..............................................        (800)
  Deficit............................................................    (214,229)   (84,124)
                                                                       ----------   --------
          Total shareholders' equity.................................     354,249    240,605
                                                                       ----------   --------
                                                                       $1,241,703   $659,028
                                                                       ==========   =========



          See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION



                     CONSOLIDATED STATEMENTS OF OPERATIONS


                     AS OF DECEMBER 31, 1996, 1995 AND 1994


                 (Dollars in thousands, except per share data)



                                                     1996            1995            1994
                                                  -----------     -----------     -----------
Revenues:
  Subscriber revenues...........................  $   182,441     $   105,430     $    38,838
  Roamer revenues...............................       34,065          29,660          16,746
  Equipment sales and other revenue.............       26,579          11,465           7,524
                                                  -----------     -----------     -----------
          Total revenues........................      243,085         146,555          63,108
                                                  -----------     -----------     -----------
Operating expenses:
  Cost of service...............................       53,600          27,686          13,303
  Cost of equipment sales.......................       46,305          20,705          11,446
  General and administrative ...................       66,673          31,253          15,226
  Sales and marketing...........................       83,652          41,390          18,553
  Depreciation and amortization.................       79,741          49,456          25,670
  Provision for restructuring costs.............                                        2,478
                                                  -----------     -----------     -----------
          Total operating expenses..............      329,971         170,490          86,676
                                                  -----------     -----------     -----------
Operating loss..................................      (86,886)        (23,935)        (23,568)
                                                  -----------     -----------     -----------
Other income (expense):
  Interest and financing expense, net...........      (44,690)        (25,428)        (10,659)
  Gain (loss) on dispositions, net..............                         (573)          6,202
  Other, net....................................        1,471             627           2,065
                                                  -----------     -----------     -----------
          Total other income (expense)..........      (43,219)        (25,374)         (2,392)
                                                  -----------     -----------     -----------
Loss before extraordinary item..................     (130,105)        (49,309)        (25,960)
Extraordinary loss on early extinguishment
  of debt.......................................                       (6,645)
                                                  -----------     -----------     -----------
          Net loss..............................  $  (130,105)    $   (55,954)    $   (25,960)
                                                  ============    ============    ============
Loss per common share before extraordinary
  item..........................................  $     (2.00)    $     (0.87)    $     (0.59)
Per common share effect of extraordinary item...                  $     (0.12)
                                                  -----------     -----------     -----------
Net loss per common share.......................  $     (2.00)    $     (0.99)    $     (0.59)
                                                  ============    ============    ============
Weighted average common shares and common
  equivalent shares outstanding.................   65,196,000      56,470,000      43,949,000
                                                  ============    ============    ============



          See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                             (Dollars in thousands)


                                                        COMMON STOCK
                                          -----------------------------------------                                  TOTAL
                                           CLASS A      CLASS B      PAR VALUE AND      DEFERRED                 SHAREHOLDERS'
                                            SHARES       SHARES     PAID-IN CAPITAL   COMPENSATION    DEFICIT       EQUITY
                                          ----------   ----------   ---------------   ------------   ---------   -------------
Balance, January 1, 1994................               26,153,885      $  88,384         $ (285)     $  (2,210)    $  85,889
  Business Combination:
    Shares issued:
      To acquire MCLP...................               18,160,643         70,918                                      70,918
      To acquire interests in
         subsidiaries...................                   39,761            160                                         160
    GCC shares held by minority
      interests.........................               (1,370,929)        (4,275)                                     (4,275)
  Deferred compensation.................                                                    285                          285
  Net loss..............................                                                               (25,960)      (25,960)
                                                       ----------       --------          -----      ---------      --------
Balance, December 31, 1994..............               42,983,360        155,187                       (28,170)      127,017
  Shares issued:
    For cash, net of costs..............               12,665,905        143,002                                     143,002
    In exchange for shareholder loans
      plus accrued interest.............                1,245,998         14,068                                      14,068
    For minority interests in GCC,
      net...............................                  896,210          9,944                                       9,944
    In exchange for wireless assets.....                  217,000          2,450                                       2,450
    Upon exercise of stock options......                   38,762             78                                          78
  Net loss..............................                                                               (55,594)      (55,954)
                                                       ----------       --------          -----      ---------      --------
Balance, December 31, 1995..............               58,047,235        324,729                       (84,124)      240,605
  Shares issued:
    For cash, net of costs .............  10,664,800       88,567        234,724                                     234,724
    Upon exercise of stock options......     383,937                         879                                         879
    In exchange for wireless assets.....                  595,309          7,117                                       7,117
    Class B shares exchanged for Class A
      Shares............................   3,491,954   (3,491,954)
  Deferred compensation.................                                   1,829           (800)                       1,029
  Net loss..............................                                                              (130,105)     (130,105)
                                          ----------   ----------       --------          -----      ---------      --------
Balance, December 31, 1996..............  14,540,691   55,239,157      $ 569,278         $ (800)     $(214,229)    $ 354,249
                                          ==========   ==========       ========          =====      =========      ========



          See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (Dollars in thousands)


                                                                   1996          1995          1994
                                                                 ---------     ---------     ---------
Operating activities:
  Net loss.....................................................  $(130,105)    $ (55,954)    $ (25,960)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
       Depreciation and amortization...........................     81,716        49,456        25,670
       Extraordinary loss on early extinguishment of debt......                    6,645
       (Gain) loss on dispositions, net........................                      573        (6,202)
       Deferred compensation...................................      1,029                         285
       Other, net..............................................      2,081           527           163
       Changes in operating assets and liabilities, net of
          effects from consolidating acquired interests:
            Accounts receivable, net...........................    (10,309)       (5,748)       (2,249)
            Inventory..........................................    (20,493)         (239)       (3,454)
            Prepaid expenses and other current assets..........    (10,979)       (1,284)        4,843
            Accounts payable...................................      5,771          (272)       (1,465)
            Accrued liabilities................................     19,646         6,421         5,082
            Unearned revenue and customer deposits.............        310          (870)        2,299
                                                                 ---------     ---------     ---------
       Net cash used in operating activities...................    (61,333)         (745)         (988)
                                                                 ---------     ---------     ---------

Investing activities:
  Purchase of property and equipment...........................   (333,315)      (79,464)      (47,423)
  Purchase of wireless licenses and other......................    (86,097)     (137,805)
  Acquisition of wireless properties, net of cash acquired.....    (40,180)      (60,700)      (30,566)
  Proceeds from disposition of assets, net.....................                                 10,163
  Investments in and advances to unconsolidated affiliates.....     (5,994)       (8,268)       (2,364)
  Purchase of subsidiary stock, including fees.................                   (5,842)
  Deposit held by FCC, net.....................................    (23,500)       (1,500)
                                                                 ---------     ---------     ---------
       Net cash used in investing activities...................   (489,086)     (293,579)      (70,190)
                                                                 ---------     ---------     ---------

Financing activities:
  Proceeds from issuance of common stock, net..................    235,603       143,080
  Additions to long-term debt..................................    893,000       438,000       214,729
  Payment of debt..............................................   (512,722)     (277,015)     (135,264)
  Deferred financing costs.....................................    (19,149)      (12,798)       (8,688)
  Loans from shareholders......................................                    3,842
                                                                 ---------     ---------     ---------
       Net cash provided by financing activities...............    596,732       295,109        70,777
                                                                 ---------     ---------     ---------

Change in cash and cash equivalents............................     46,313           785          (401)

Cash and cash equivalents, beginning of year...................      8,572         7,787         8,188
                                                                 ---------     ---------     ---------

Cash and cash equivalents, end of year.........................  $  54,885     $   8,572     $   7,787
                                                                 =========     =========     =========


          See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:

     Western Wireless Corporation (the "Company") provides wireless communications services in the western United States principally through the ownership and operation of cellular and personal communications systems ("PCS"). In addition to the cellular communications systems, the Company has acquired seven PCS licenses covering seven Metropolitan Trading Areas ("MTAs"). Between February and December 1996, the Company initiated service in the Honolulu, Salt Lake City, Albuquerque, Portland, Oklahoma City and Des Moines MTAs. The Company intends to initiate wireless services in the one remaining MTA, Denver, during the first half of 1997.

     The Company was formed in July 1994, as a result of a business combination (the "Business Combination") among several companies, principally MARKETS Cellular Limited Partnership ("MCLP") and General Cellular Corporation ("GCC"). The Business Combination has been accounted for as a purchase with GCC deemed to be the acquiring company. As a result, the financial results after the date of the Business Combination reflect the consolidated operations of GCC and MCLP; all financial results prior to such date reflect only the consolidated operations of GCC, which is considered the Company's predecessor for accounting purposes.

     The Company expects to incur significant operating losses and to generate negative cash flows from operating activities during the next several years while it develops and constructs its PCS systems and builds a PCS customer base.


     In January 1997, a wholly owned subsidiary of the Company was the high bidder on 100 PCS Licenses in the D and E Block auctions conducted by the FCC. The purchase price of the licenses will be approximately $80.9 million.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



  Principles of consolidation:


     The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its affiliate investments in which the Company has a greater than 50% interest. All affiliate investments in which the Company has between a 20% and 50% interest are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.


  Cash and cash equivalents:


     Cash and cash equivalents generally consist of cash, time deposits, commercial paper and money market instruments. The Company invests its excess cash in deposits with major banks and money market securities of investment grade companies from a variety of industries and, therefore, bears minimal risk. These investments have original maturity dates which do not exceed three months. Such investments are stated at cost, which approximates fair market value.


  Revenue recognition:


     Service revenues based on customer usage are recognized at the time the service is provided. Access and special feature service revenues are recognized when earned. Sales of equipment, primarily handsets, are recognized when the goods are delivered to the customer.


  Inventory:


     Inventory consists primarily of handsets and accessories. Inventory is stated at the lower of cost or market, determined on a first-in, first-out basis.

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED):

  Property and equipment and depreciation:

     Property and equipment are stated at cost. Depreciation commences once the assets have been placed in service and is computed using the straight-line method over the estimated useful lives of the assets which primarily range from three to ten years.


  Licensing costs and other intangible assets and amortization:


     Licensing costs primarily represent costs incurred to apply for or acquire Federal Communication Commission ("FCC") wireless licenses, including cellular licenses obtained by the Company, principally through acquisitions, and PCS licenses which were primarily purchased from the FCC.

     Amortization of cellular licenses is computed using the straight-line method. During 1996 the Company amortized its cellular licensing costs over 15 years. Effective January 1, 1997, the Company prospectively changed its amortization period for cellular licensing costs from 15 years to 40 years to conform more closely with industry practices. Amortization of PCS licenses begins with the commencement of service to customers and is computed using the straight-line method over 40 years. As of December 31, 1996, the Company had initiated commercial operations in six of its PCS markets. At December 31, 1995, operations had not commenced in any of the Company's PCS markets.

     The Company's PCS licenses represent qualified assets pursuant to Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost." During the years ended December 31, 1996 and 1995, the Company capitalized interest in the amount of $5.2 million and $0.4 million, respectively, pertaining to the build out of its PCS markets.

     Other intangible assets consist primarily of deferred financing costs. Deferred financing costs are amortized using the effective interest method over the terms of the respective loans.

  Income taxes:

     The Company accounts for deferred taxes using the asset and liability method.

  Net loss per common share:

     Net loss per common share is calculated using the weighted average number of shares of outstanding common stock and common stock equivalents during the period. As required by the Securities and Exchange Commission (the "SEC"), common shares issued by the Company in the year preceding the filing of an initial public offering have been included in the calculation of shares used in determining the net loss per share as if they had been outstanding for all periods presented, the effect of which is anti-dilutive. The number of shares outstanding for periods subsequent to May 22, 1996 has been calculated based on the requirements of Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share." Due to the net loss incurred during the period subsequent to May 22, 1996, through December 31, 1996, all options and warrants are anti-dilutive, thus primary and fully diluted loss per share are equal.

  Stock-based compensation plans:

     The Company accounts for its stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 10 for discussion of the effect on net income and other related disclosures had the Company accounted for these plans under the SFAS No. 123, "Accounting for Stock-Based Compensation."

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED):

  Financial instruments:

     As required under the Credit Facility (as defined in Note 6), the Company enters into interest rate swap and cap agreements to manage interest rate exposure pertaining to long-term debt. The Company has only limited involvement with these financial instruments, and does not use them for trading purposes. Interest rate swaps are accounted for on an accrual basis, the income or expense of which is included in interest expense. Premiums paid to purchase interest rate cap agreements are classified as an asset and amortized to interest expense over the terms of the agreements. These transactions do not subject the Company to risk of loss because gains and losses on these contracts are offset against losses and gains on the underlying liabilities. No collateral is held in relation to the Company's financial instruments.


     The Company's carrying value of financial instruments approximates fair value. The estimated fair value of the Company's financial instruments has been determined using available market quotes and appropriate valuation methodologies.


  Supplemental cash flow disclosure:

     Cash paid for interest (net of amounts capitalized) was $36.2 million, $21.7 million, and $10.9 million for the years ended December 31, 1996, 1995 and 1994, respectively.

     Non-cash investing and financing activities were as follows (in thousands):


                                                             YEAR ENDED DECEMBER, 31
                                                         --------------------------------
                                                           1996        1995        1994
                                                         --------     -------     -------
    Conversion of FCC deposit to wireless license......               $10,000
    Conversion of revolving debt to term debt..........  $200,000
    Issuance of common stock in exchange for wireless
      assets...........................................     7,117       2,450
    Exchange of shareholder loans and accrued interest
      for common stock.................................                14,068
    Shareholder loans to fund FCC deposit..............                           $10,000


     The Business Combination described in Notes 1, 9 and 12 was also a non-cash transaction involving the issuance of 18,160,643 shares of the Company's common stock to acquire the assets and liabilities of MCLP and 39,761 shares of the Company's common stock for interests in subsidiaries. During 1995, the Company issued 896,210 shares of its common stock in exchange for minority interests in GCC.

  Concentration of credit risk:

     The Company's customers are dispersed throughout the western United States. No single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer. The Company reviews the credit histories of potential customers prior to extending credit and maintains allowances for potential credit losses. The Company maintains cash and cash equivalents in high credit quality institutions. The Company believes that its risk from concentration of credit is limited.

  Estimates used in preparation of financial statements:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED):

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


3. PROPERTY AND EQUIPMENT:



     Property and equipment consists of (in thousands):



                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                    1996          1995
                                                                  ---------     --------
    Land, buildings and improvements............................  $   8,433     $  2,879
    Wireless communications systems.............................    370,628      165,825
    Furniture and equipment.....................................     49,351       16,273
                                                                  ---------     --------
                                                                    428,412      184,977
    Less accumulated depreciation...............................   (107,685)     (53,423)
                                                                  ---------     --------
                                                                    320,727      131,554
    Construction in progress....................................    217,890       62,138
                                                                  ---------     --------
                                                                  $ 538,617     $193,692
                                                                  =========     ========



     Depreciation expense was $54.9 million, $30.2 million and $17.0 million for the years ended December 31, 1996, 1995 and 1994, respectively.



4. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES:



     At December 31, 1996, the Company's investments in and advances to unconsolidated affiliates consisted of an interest in Cook Inlet Western Wireless PV/SS PCS, L.P. ("Cook Inlet PCS"), and an interest in Latcom Wireless Telephone Co. ("Latcom"). At December 31, 1995, the Company's investments in unconsolidated affiliates consisted of a 47% interest in Sawtooth Paging, Inc. ("Sawtooth") and an interest in Cook Inlet PCS. During 1996, the Company purchased the remaining unowned portion of Sawtooth (See Note 9).



     In the first quarter of 1996, a wholly owned subsidiary of the Company entered into a joint venture to form Latcom. Latcom is a 49% partner in BALTEL SIA, which owns and operates a cellular license in the Republic of Latvia. The Company has approximately a 47.9% ownership interest and a $4.7 million investment in Latcom at December 31, 1996.



     In the fourth quarter of 1995, a wholly owned subsidiary of the Company entered into an agreement to form Cook Inlet PCS in order to participate in the FCC's auctions of PCS licenses. A shareholder of the Company is also a limited partner of the General Partner. The Company has a 49.9% ownership interest in Cook Inlet PCS. During 1996, Cook Inlet PCS was successful in acquiring 14 licenses in the FCC's C Block auction. In January 1997, Cook Inlet PCS was the high bidder in 7 PCS licenses in the F Block auction conducted by the FCC. The purchase price of the licenses will be approximately $50.5 million. At December 31, 1996 and 1995, the Company's investment in and advances to Cook Inlet PCS was approximately $8.1 million and $7.6 million, respectively.



     The assets, liabilities and results of operations of Sawtooth, Cook Inlet PCS, and Latcom are not material to the Company during 1996 and 1995.

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



5. ACCRUED LIABILITIES:



     Accrued liabilities consist of (in thousands):



                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                     1996         1995
                                                                   --------     --------
    Accrued payroll and benefits.................................   $11,192       $5,551
    Accrued interest expense.....................................    10,265        4,471
    Accrued taxes, other than income.............................     5,096        3,236
    Other........................................................    10,099        3,401
                                                                    -------      -------
                                                                    $36,652      $16,659
                                                                    =======      =======



6. LONG-TERM DEBT:



     Long-term debt consists of (in thousands):



                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                     1996         1995
                                                                   --------     --------
    Credit Facility (a):
      Revolver...................................................               $347,000
      Term Loan..................................................  $200,000
    10 1/2% Senior Subordinated Notes due 2006 (b)...............   200,000
    10 1/2% Senior Subordinated Notes due 2007 (c)...............   200,000
    NORTEL Facility (d)..........................................   143,000       13,000
    Other........................................................                  2,487
                                                                   --------     --------
                                                                   $743,000     $362,487
                                                                   ========     ========



  (a) Credit Facility



     On June 30, 1995, the Company entered into a credit facility with a group of banks (the "Credit Facility"). Pursuant to the Credit Facility, the banks agreed to make loans to the Company, on a revolving-credit basis, in an aggregate principal amount not to exceed $750 million (the "Revolving Loans"). On May 6, 1996, the Company amended the Credit Facility to increase the Company's borrowing capacity in the form of a $200 million term loan (the "Term Loan"). On December 31, 1999, the Revolving Loans expire, thus, loans are restricted to the principal amount outstanding on that date. Beginning March 31, 2000, and June 30, 2000, the Company is required to make quarterly payments on the outstanding principal of the Revolving Loans and Term Loan, respectively. These payments increase each year, on the anniversary date of the initial payment, until paid in full on December 31, 2004, for the Revolving Loans and March 31, 2005, for the Term Loan. The Credit Facility also contains certain financial covenants, the most restrictive of which impose limitations on the incurrence of indebtedness.



     Any loan shall, at the option of the Company, be made as a Base Rate Advance, Eurodollar Advance or CD Rate Advance. Under the Credit Facility, interest is payable at an applicable margin in excess of the prevailing base rate. The applicable margin on the Revolving Loans is determined quarterly based on the leverage ratio of the Company, excluding certain of its subsidiaries. The applicable margin on the Term Loan is 2.75%. During 1996 and 1995, all loans under the Credit Facility had been borrowed using the Eurodollar option. The weighted average interest rate, including the appropriate applicable margin, for the years ended December 31, 1996 and 1995, were 7.79% and 7.41%, respectively. The Credit Facility also provides for an annual fee of 0.5% of the

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



6. LONG-TERM DEBT -- (CONTINUED)


unused commitment, payable quarterly. As of December 31, 1996 and 1995, the unused portion of the commitment under the Credit Facility was $750 million and $403 million, respectively.



     The Credit Facility requires the Company to enter into interest rate swap and cap agreements to manage the interest rate exposure pertaining to borrowings under the Credit Facility. At December 31, 1996 and 1995, the Company had entered into interest rate caps and swaps with a total notional amount of $205 million and $375 million, respectively. Generally these instruments had initial terms ranging from three to 3 1/2 years and effectively converted variable rate debt to fixed rate. The weighted average interest rate under these agreements was approximately 6.76% at December 31, 1996 and 1995. The amount of unrealized loss attributable to changing interest rates at December 31, 1996 and 1995, was immaterial.



     The repayment of the Credit Facility is secured by, among other things, the grant of a security interest in substantially all of the assets of the Company, excluding, among other items, the capital stock and assets of the subsidiary that is party to the NORTEL Facility.



     Upon execution of the Credit Facility, the Company repaid all of its outstanding indebtedness under its then existing revolving/term loan agreement (the "Previous Agreement"). Pursuant to the Previous Agreement, the lenders thereunder agreed to make loans to the Company on a revolving credit basis in an aggregate principal amount not to exceed $325 million. The Previous Agreement was collateralized by substantially all of the assets of the Company.



     The Company incurred an extraordinary loss of approximately $6.6 million in connection with the early repayment of the outstanding indebtedness under the Previous Agreement during 1995. The loss primarily consisted of the write-off of the related financing costs which had been deferred and only partially amortized.



  (b) 10 1/2% Senior Subordinated Notes Due 2006



     In May 1996, the Company issued $200 million principal amount of 10 1/2% Senior Subordinated Notes Due 2006 (the "2006 Notes") at par. The 2006 Notes mature on June 1, 2006. Interest is payable semi-annually commencing on December 1, 1996. The 2006 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at varying redemption prices. The Credit Facility prohibits the repayment of all or any portion of the principal amount of the 2006 Notes prior to the repayment of all indebtedness under the Credit Facility.



     The 2006 Notes contain certain restrictive covenants which impose limitations on the operations and activities of the Company and certain of its subsidiaries, including the incurrence of other indebtedness, the creation of liens, the sale of assets, issuance of preferred stock of subsidiaries, and certain investments and acquisitions. The 2006 Notes are subordinate in right of payment to the Credit Facility and the NORTEL Facility (see item (d) below).



  (c) 10 1/2% Senior Subordinated Notes Due 2007



     In October 1996, the Company issued $200 million principal amount of 10 1/2% Senior Subordinated Notes, which will mature on February 1, 2007 (the "2007 Notes") at par. Interest is payable semi-annually commencing February 1, 1997. The 2007 Notes were issued pari passu to the 2006 Notes. As such, the 2007 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at varying redemption prices. The Credit Facility prohibits the repayment of all or any portion of the principal amount of the 2007 Notes prior to the repayment of all indebtedness under the Credit Facility.

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



6. LONG-TERM DEBT -- (CONTINUED)


     The 2007 Notes contain certain restrictive covenants which are consistent with that of the 2006 Notes. The 2007 Notes are subordinate in right of payment to the Credit Facility and the NORTEL Facility.



  (d) NORTEL Facility



     Effective June 30, 1995, a wholly owned subsidiary of the Company entered into a $200 million credit facility (the "NORTEL Facility") with Northern Telecom Inc. ("NORTEL") which expires on December 31, 2003. The NORTEL Facility bears interest at a rate approximating the prime rate plus a margin of 1.5%, or the London Interbank Offered Rate ("LIBOR") plus a margin of 2.5%. As of December 31, 1996, all outstanding borrowings were drawn under the LIBOR rate option. The weighted average interest rate, including margin, for the years ended December 31, 1996 and 1995, were 8.06% and 8.43%, respectively. At December 31, 1996 and 1995, the unused portion of the NORTEL Facility was $57 million and $187 million, respectively. The NORTEL Facility contains certain financial covenants, the most restrictive of which impose a minimum cash coverage and is collateralized by substantially all of the subsidiary's assets and the stock of such subsidiary.



     Interest only payments are required through September 30, 2000. Commencing September 30, 2000, and at the end of each calendar quarter thereafter, the subsidiary is required to make payments on the principal amount outstanding under the NORTEL Facility in increasing quarterly installments.



     During the first quarter of 1997, the Company has been negotiating to amend the terms of the NORTEL Facility and the Credit Facility. The proposed amendments will increase the NORTEL Facility to $300 million and change certain financial covenants of the Credit Facility and to allow for an increase in the NORTEL Facility.



     The aggregate amounts of principal maturities as of December 31, 1996, of the Company's debt are as follows (in thousands):



    Year ending December 31,
         1997................................................................  $      0
         1998................................................................         0
         1999................................................................         0
         2000................................................................    15,050
         2001................................................................    35,320
         Thereafter..........................................................   692,630
                                                                               --------
                                                                               $743,000
                                                                               ========



7. COMMITMENTS:



     The Company leases various facilities, Cell Site locations, rights-of-way and equipment under operating lease agreements. The leases expire at various dates through 2036. Some leases have options to renew for additional periods up to 25 years. Certain leases require the Company to pay property taxes, insurance and normal maintenance costs. Substantially all of the Company's leases have fixed minimum lease payments. The Company has no significant capital lease liabilities.

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



7. COMMITMENTS -- (CONTINUED)


     Future minimum payments required under operating leases and agreements that have initial or remaining noncancellable terms in excess of one year as of December 31, 1996, are summarized below (in thousands):



    Year ending December 31,
         1997.................................................................  $16,550
         1998.................................................................   15,242
         1999.................................................................   13,876
         2000.................................................................   12,752
         2001.................................................................    8,531
         Thereafter...........................................................   11,529
                                                                                --------
                                                                                $78,480
                                                                                ========



     Aggregate rental expense for all operating leases was approximately $14.2 million, $4.8 million and $2.2 million for the years ended December 31, 1996, 1995 and 1994, respectively.



     In order to ensure adequate supply and availability of certain inventory requirements and service needs, the Company has committed to purchase from various suppliers wireless communications equipment, handsets, and services. These agreements expire at various dates through December 2005. The aggregate amount of these commitments total approximately $401.3 million. At December 31, 1996, the Company has ordered approximately $219.7 million under all of these agreements, of which approximately $48.5 million is outstanding.



     The Company has various other purchase commitments for materials, supplies and other items incident to the ordinary course of business which are neither significant individually nor in the aggregate. Such commitments are not at prices in excess of current market value.



     During the first quarter of 1997, the Company entered into various new purchase commitments for equipment, services, and handsets totaling an estimated $45.4 million. These agreements expire between 1998 and 2001 .



8. INCOME TAXES:



     Significant components of deferred income tax assets and liabilities are as follows (in thousands):



                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                     1996         1995
                                                                   --------     --------
    Deferred tax assets:
      Net operating loss carryforwards...........................  $100,000     $ 38,000
      Other temporary differences................................    12,000        5,000
                                                                   --------     --------
    Total deferred tax assets....................................   112,000       43,000
    Valuation allowance..........................................   (90,000)     (34,000)
                                                                   --------     --------
                                                                     22,000        9,000
    Deferred tax liabilities:
      Property and wireless licenses basis differences...........   (22,000)      (9,000)
                                                                   --------     --------
                                                                   $      0     $      0
                                                                   ========     ========

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



8. INCOME TAXES -- (CONTINUED)


     For tax purposes, the Company had available at December 31, 1996, net operating loss carryforwards for regular tax purposes of approximately $250 million which will expire in 2002 through 2011. The Company may be limited in its ability to use these carryforwards in any one year due to ownership changes that preceded the Business Combination. The change in the valuation allowance was an increase of approximately $56 million and $16 million in 1996 and 1995, respectively and a decrease of approximately $5 million in 1994.



     Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the net deferred tax assets. Such factors include recurring operating losses resulting primarily from the development of the Company's PCS business and expected increased competition from new entrants into the Company's existing markets. Accordingly, a valuation allowance has been provided for the net deferred tax assets of the Company.



     The difference between the statutory tax rate of approximately 40% (35% federal and 5% state, net of federal benefits) and the tax benefit of zero recorded by the Company is primarily due to the Company's full valuation allowance against its net deferred tax assets.



9. SHAREHOLDERS' EQUITY:



  (a) Business combinations



     On December 29, 1995, the shareholders of the Company, Palouse Paging Inc. ("Palouse"), and Sawtooth approved the merger of Palouse and Sawtooth into wholly owned subsidiaries of the Company. During 1995, certain officers, one of whom is a director, of the Company who are also shareholders of Palouse and Sawtooth provided Palouse and Sawtooth with short-term financing. During 1996, shareholders of Palouse and Sawtooth exchanged their shares for 515,561 and 79,748 shares of the Company's common stock, respectively. Certain shareholders of Palouse and Sawtooth were also officers and non-controlling shareholders of the Company. The Company accounted for the transaction as a stock purchase and paid approximately $3.1 million and $0.3 million of outstanding debt, including the debt to shareholders noted above, of Palouse and Sawtooth, respectively.



     On July 29, 1994, certain shareholders in GCC, holding approximately 95% of the then outstanding stock of GCC, and holders of all MCLP partnership interests exchanged their ownership interests for common stock of the Company in the Business Combination. The participating GCC shareholders exchanged 23,384,345 shares of GCC common stock in a one-for-one exchange for common stock in the Company. Under the terms of the Business Combination, the MCLP partnership interests received 18,160,643 shares of common stock in the Company, net of 661,609 shares of GCC stock owned by MCLP. GCC directly and indirectly owned MCLP partnership interests of approximately 9.9% which were converted into 2,059,352 shares of common stock of the Company. These shares are excluded from those outstanding for each of the periods presented. GCC's investment in MCLP had been recorded at a cost of $8.3 million. The fair value of common stock of the Company issued to acquire the non-GCC partnership interests in MCLP was $70.9 million.



     The Company recorded a provision for restructuring costs in 1994 of approximately $2.5 million, primarily related to the elimination of duplicative headquarters and other facilities and employee relocation costs.

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



9. SHAREHOLDERS' EQUITY -- (CONTINUED)


  (b) GCC minority interest



     During 1995 and 1994, subsequent to the Business Combination of GCC and MCLP, the Company completed two cash redemptions of the remaining shares (the "Redemptions") of GCC's common stock. In addition, as part of the 1995 Redemption, the Company issued 896,210 shares of the Company's common stock for GCC common stock in a one-for-one exchange.



     These redemptions eliminated all minority interest positions in the equity of GCC. The cost in excess of the carrying amounts of the minority interests acquired increased licensing costs and other intangible assets by approximately $11 million and $1 million for the years ended December 31, 1995 and 1994, respectively.



  (c) Stock issuances



     During 1996, 10,664,800 shares of common stock were issued and approximately $233.9 million in net proceeds were received by the Company under a registration statement of the Company's Class A Common Stock filed with the SEC. Prior to this, the Company sold 88,567 shares of its common stock to an officer of the Company at $11.29 per share for aggregate proceeds of approximately $1.0 million.



     In November 1995, the Board of Directors approved an increase in the number of authorized shares of the Company's common stock from 25 million to 300 million.



     During 1995, a wholly owned subsidiary issued 4,300,001 shares of Series A Preferred Stock to certain existing shareholders of the Company at $35.00 per share for aggregate proceeds of approximately $150 million, which was comprised of approximately $14 million of converted debt of shareholders and approximately $136 million in cash. The preferred stock in the subsidiary was converted into common stock of the Company on a one for 3.1 basis. Additionally, the Company sold 581,901 shares of common stock at $11.29 per share for cash during 1995 to existing shareholders.



10. STOCK-BASED COMPENSATION PLANS:



     On September 20, 1994, the Board of Directors of the Company established the 1994 Management Incentive Stock Option Plan (the "MISOP") which was later amended and approved, as amended, by the shareholders of the Company on November 16, 1995. The MISOP, provides for the issuance of up to 5,890,000 shares of common stock as either Nonstatutory Stock Options or as Incentive Stock Options, the terms and conditions of which are at the discretion of the Administrator of the MISOP. The MISOP provided for the conversion to stock options of the Company for the stock options issued under a plan previously created by GCC and for the conversion of unvested rights to ownership in MCLP by its B Unit holders, as well as new options granted by the Company in the normal course of business subsequent to the Business Combination. As of July 29, 1994, GCC had granted options to purchase 1,061,251 shares of GCC stock at an average of approximately $2.98 per share; 545,629 of such options were fully vested as of that date. The Business Combination automatically accelerated the vesting of the remaining options under the terms of the GCC Option Plan. All such options were converted into options to purchase common stock of the Company.



     During 1996, the Board of Directors of the Company approved the 1996 Employee Stock Purchase Plan (the "ESPP") which became effective January 1, 1997 which provides for the issuance of up to 1,000,000 shares of Class A Common Stock to eligible employees participating in

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



10. STOCK-BASED COMPENSATION PLANS: -- (CONTINUED)


the plan. The terms and conditions of eligibility under the ESPP require that an employee must have been employed by the Company or its subsidiaries for at least three months prior to participation.



     A participant may contribute up to 10% of her or his total annual compensation toward the ESPP, not to exceed the IRS contribution limit each calendar year. Shares will be offered under this ESPP at 85% of market value at each offer date. Participants are fully vested at all times.



     At December 31, 1996, the Company has accounted for the above described MISOP and ESPP following the guidelines of APB Opinion No. 25 and related interpretations. Had compensation cost for the MISOP and the ESPP been determined based upon the fair value at the grant dates for awards under these plans consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below (in thousands except per share data):



                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                1996              1995
                                                              ---------         --------
    Net loss:
      As reported...........................................  $(130,105)        $(55,954)
      Pro forma.............................................  $(134,255)        $(57,388)
    Primary and fully diluted loss per share:
      As reported...........................................  $   (2.00)        $  (0.99)
      Pro forma.............................................  $   (2.06)        $  (1.02)


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions:


                                                                 YEAR ENDED DECEMBER 31,
                                                                -------------------------
                                                                1996                 1995
                                                                ----                 ----
    Weighted average risk free interest rates.................  6.33%                6.30%
    Expected dividend yield...................................     0%                   0%
    Expected volatility.......................................    50%                   0%
    Expected lives (in years).................................   7.5                  7.5


     The Black-Scholes option pricing model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



10. STOCK-BASED COMPENSATION PLANS: -- (CONTINUED)


     Options granted, exercised and canceled under the above MISOP are summarized as follows (in thousands, except pricing information):



                                                             YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                                  1996                1995                1994
                                            -----------------   -----------------   -----------------
                                                     WEIGHTED            WEIGHTED            WEIGHTED
                                                     AVERAGE             AVERAGE             AVERAGE
                                            SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                            ------   --------   ------   --------   ------   --------
Outstanding, beginning of period..........  3,538     $ 8.02    2,182     $ 5.15      760     $ 2.51
Options granted...........................  1,139      12.54    1,453      12.15    1,113       8.08
Options issued for conversion of unvested
  MCLP B units............................                                            322       1.10
Options exercised.........................   (384)      2.28      (39)      2.02
Options canceled..........................   (128)     12.06      (58)      7.73      (13)      1.82
                                            -----     ------    -----     ------    -----      -----
Outstanding, end of the period............  4,165     $ 9.65    3,538     $ 8.02    2,182     $ 5.15
                                            =====     ======    =====     ======    =====      =====
Exercisable, end of period................  1,877     $ 6.36    1,582     $ 3.69    1,383     $ 2.54



     The weighted average fair value price per option outstanding at December 31, 1996 was $9.79.



     The following table summarizes information about fixed price stock options outstanding at December 31, 1996:



                                    OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                    ---------------------------------------------------     ------------------------
                                        WEIGHTED                                            WEIGHTED
                                        AVERAGE             WEIGHTED                        AVERAGE
    RANGE OF          NUMBER           REMAINING            AVERAGE           NUMBER        EXERCISE
EXERCISE PRICES     OUTSTANDING     CONTRACTUAL LIFE     EXERCISE PRICE     EXERCISABLE      PRICE
----------------    -----------     ----------------     --------------     -----------     --------
$ 1.10 - $ 4.03        1,094             6 years             $ 2.67            1,030         $ 2.77
$ 9.68 - $11.29        1,393             8 years             $10.47              654         $10.11
$12.90 - $12.90          684             9 years             $12.90              193         $12.90
$13.88 - $16.13          994            10 years             $13.98
                      ------            --------             ------            -----         ------
$ 1.10 - $16.13        4,165             8 years             $ 9.65            1,877         $ 6.36
                      ------            --------             ------            -----         ------



     During the first quarter of 1997, the Company's Board of Directors approved a restricted stock plan for certain executives of the Company. The Board approved the reservation of 500,000 shares for this plan which is effective January 1, 1997. During the month of January 1997, 95,000 shares were granted.

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



11. ACQUISITIONS AND DISPOSITIONS:



     The following table summarizes the cellular market acquisitions of the Company for each of the three years ended December 31, 1996 (in thousands):



                MARKET                            1996          1995          1994
                ------                          ---------     ---------     ---------
    Fargo, ND MSA.............................   January
    North Dakota 3 RSA........................   January
    Kansas 3 RSA..............................    June
    Kansas 14 RSA.............................                  April
    South Dakota 3 RSA........................                   May
    Kansas 8 RSA..............................                   May
    South Dakota 1 RSA(a).....................                December
    Nevada 5 RSA..............................                               January
    South Dakota 8 RSA........................                                April
    Nebraska 3 RSA............................                               August
    Kansas 4, 9 and 10 and Missouri 9 RSAs....                              November
    Minnesota 3 RSA...........................                              December
    Purchase price including cash and
      liabilities assumed:
    Cash paid.................................   $35,600       $38,600       $40,800
                                                =========     =========     =========
    Liabilities assumed.......................  $      0       $   500       $ 2,500
                                                =========     =========     =========


---------------

(a) 217,000 shares of common stock were issued at $11.29 per share as part of the South Dakota 1 RSA acquisition.



     With the exception of the South Dakota 1 RSA and the South Dakota 8 RSA acquisitions which were stock purchases, the above transactions were asset purchases. All of these transactions were accounted for using the purchase method. Significantly all of the total purchase price of each acquisition has been allocated to licensing costs. Acquisitions of additional minority interests in owned markets are not reflected above. The results of operations of the properties acquired are included in the Consolidated Statement of Operations from the date of acquisition.



     In June 1996, the Company purchased a Denver MTA PCS wireless license for $66.1 million. This transaction was accounted for as an asset purchase.



  Exchanges:



     In July 1995, the Company exchanged its cellular assets in certain Minnesota markets, and its ownership interests in three other markets and $3.0 million in cash for the cellular assets and license for the Lubbock, TX MSA market. There was no gain or loss recognized on the transaction.



     In November 1994, the Company exchanged the assets in Hood River Cellular Telephone Company, a subsidiary of the Company, which included the cellular licenses of the Oregon 2 and Washington 7 RSA markets, in return for the assets and license in the Pueblo, CO MSA market and approximately $2.4 million in cash. There was no gain or loss recognized on the transaction.



     In July 1994, a subsidiary of the Company exchanged its Chico, CA MSA market for the Texas 3 and Texas 8 RSA markets. As part of the same agreement, a subsidiary of the Company obtained the Sioux City, IA MSA market and approximately $4.5 million in cash. As a result of the transaction,

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



11. ACQUISITIONS AND DISPOSITIONS: -- (CONTINUED)


a gain of approximately $2.9 million was recognized.



  Dispositions:



     In April 1994, the assets of Lawton Cellular License Corporation, a subsidiary of the Company, were sold including the cellular license for the Lawton, OK MSA market for approximately $7.3 million in cash and marketable securities. As a result of the transaction, the Company recorded a gain of approximately $3.3 million.



     The following table reflects the operating results of the above 1995 and 1994 transactions since the effective date of the transactions. Pro forma unaudited consolidated operating results of the Company and the above transactions (including the acquisition of MCLP which is discussed in Note 12) for the years ended December 31, 1995 and 1994, assuming the acquisitions and dispositions, had been made as of January 1, 1994, are summarized below (in thousands, except per share amounts):



                                                                 YEAR ENDED DECEMBER 31,
                                                                 -----------------------
                                                                   1995           1994
                                                                 --------       --------
    Revenues...................................................  $149,547       $ 89,945
                                                                 ========       ========
    Loss before extraordinary item.............................  $(49,840)      $(44,043)
    Extraordinary loss.........................................    (6,645)
                                                                 --------       --------
         Net loss..............................................  $(56,485)      $(44,043)
                                                                 ========       ========
    Loss per common share before extraordinary item............  $  (0.88)      $  (1.00)
    Per common share effect of extraordinary item..............  $  (0.12)
                                                                 --------       --------
         Net loss per common share.............................  $  (1.00)      $  (1.00)
                                                                 ========       ========



     These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional depreciation and amortization expense resulting from allocating a portion of the purchase price to fixed and wireless assets, and increased interest expense. They do not purport to be indicative of the results of operations which actually would have resulted had the combinations been in effect on January 1, 1994, or of future results of operations of the consolidated entities.



12. ACQUISITION OF MARKETS CELLULAR LIMITED PARTNERSHIP:



     On July 29, 1994 the Company acquired MCLP in the Business Combination in exchange for 18,160,643 shares of common stock of the Company. The Business Combination was accounted for using the purchase method.



     The purchase price of MCLP was determined as follows (in thousands):



    Fair value of shares issued to non-GCC interests.........................  $ 70,918
    GCC's investments in MCLP................................................     8,250
    MCLP's long-term debt assumed............................................    59,590
    Transaction fees and other...............................................     1,310
                                                                               --------
                                                                               $140,068
                                                                               ========

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



12. ACQUISITION OF MARKETS CELLULAR LIMITED PARTNERSHIP: -- (CONTINUED)


     The purchase price was allocated as follows (in thousands):



    Cash acquired............................................................  $ 11,726
    Working capital and tangible assets acquired.............................    37,346
    Licenses and other intangible assets.....................................    90,996
                                                                               --------
                                                                               $140,068
                                                                               ========



     The following unaudited pro forma information presents the results of operations of the Company as if the Business Combination occurred on January 1, 1994. These results include certain adjustments to conform with the Company's accounting policies, increased amortization expense and the elimination of the provision for nonrecurring restructuring costs related to the Business Combination. These results are not necessarily indicative of the results that actually would have been attained if the Business Combination had been in effect at the beginning of 1994 or which may be attained in the future (in thousands, except per share data):



                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                             ------------
                                                                                 1994
                                                                             ------------
                                                                             (UNAUDITED)
    Revenues:
      Subscriber revenues..................................................    $ 47,410
      Roamer revenues......................................................      19,985
      Equipment sales......................................................       9,207
                                                                               --------
              Total revenues...............................................      76,602
                                                                               --------
    Operating expenses:
      Cost of service......................................................      15,961
      Cost of equipment sales..............................................      13,758
      General and administrative...........................................      18,600
      Sales and marketing..................................................      23,099
      Depreciation and amortization........................................      33,389
                                                                               --------
              Total operating expenses.....................................     104,807
                                                                               --------
    Operating loss.........................................................     (28,205)
    Other income (expense):
      Interest and financing expense.......................................     (13,113)
      Gain on dispositions, net............................................       6,202
      Other income (expense)...............................................         657
                                                                               --------
              Net loss.....................................................    $(34,459)
                                                                               ========
    Net loss per common share..............................................    $  (0.66)
                                                                               ========

                          WESTERN WIRELESS CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



13. SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED):



     Selected quarterly consolidated financial information for the years ended December 31, 1996 and 1995 is as follows (in thousands, except per share data):



                                                                             LOSS BEFORE
                                                   LOSS BEFORE               EXTRAORDINARY   NET LOSS
                            TOTAL     OPERATING   EXTRAORDINARY                ITEM PER     PER COMMON
      QUARTER ENDED        REVENUES     LOSS          ITEM        NET LOSS   COMMON SHARE     SHARE
-------------------------  --------   ---------   -------------   --------   ------------   ----------
March 31, 1995...........  $ 26,084   $  (7,766)    $ (12,463)    $(12,463)     $(0.24)       $(0.24)
June 30, 1995............  $ 34,613   $  (4,023)    $ (10,145)    $(16,790)     $(0.19)       $(0.31)
September 30, 1995.......  $ 42,120   $  (3,749)    $ (11,135)    $(11,135)     $(0.19)       $(0.19)
December 31, 1995........  $ 43,738   $  (8,397)    $ (15,566)    $(15,566)     $(0.25)       $(0.25)

March 31, 1996...........  $ 46,035   $ (10,505)    $ (18,574)    $(18,574)     $(0.31)       $(0.31)
June 30, 1996............  $ 58,569   $ (13,158)    $ (21,596)    $(21,596)     $(0.35)       $(0.35)
September 30, 1996.......  $ 67,339   $ (27,489)    $ (38,605)    $(38,605)     $(0.56)       $(0.56)
December 31, 1996........  $ 71,142   $ (35,734)    $ (51,330)    $(51,330)     $(0.74)       $(0.74)



14. RELATED PARTY TRANSACTIONS:



     In connection with the 2006 Notes and equity offerings during the second quarter of 1996, the Company paid total underwriting fees of approximately $23.3 million. In connection with the 2007 Notes during the third quarter of 1996, the Company paid total underwriting fees of approximately $5.5 million. Goldman, Sachs & Co., an affiliate of a shareholder of the Company, was the lead underwriter on each offering.

                          WESTERN WIRELESS CORPORATION



                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS


              ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS


                             (DOLLARS IN THOUSANDS)



                                      BALANCE AT    CHARGED TO   CHARGED TO
                                     BEGINNING OF   COSTS AND       OTHER      DEDUCTIONS    BALANCE AT
            DESCRIPTION                 PERIOD       EXPENSES    ACCOUNTS(1)      (2)       END OF PERIOD
-----------------------------------  ------------   ----------   -----------   ----------   -------------
Year ended December 31, 1996.......     $2,800        $9,091        $(624)      $ (7,001)      $ 4,266
                                        ======        ======       ======        =======        ======
Year ended December 31, 1995.......     $1,772        $4,558        $ 892       $ (4,422)      $ 2,800
                                        ======        ======       ======        =======        ======
Year ended December 31, 1994.......     $  476        $1,885        $ 638       $ (1,227)      $ 1,772
                                        ======        ======       ======        =======        ======


---------------

(1) Represents market acquisitions and dispositions, late fees and net fraud credits given to customers.


(2) Write-offs, net bad debt recovery.

======================================================


  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                               ------------------


                               TABLE OF CONTENTS



                                             PAGE
                                             ----
Available Information......................    2
Prospectus Summary.........................    3
Risk Factors...............................   13
The Company................................   25
Use of Proceeds............................   25
Dividend Policy............................   25
Selected Consolidated Financial Data.......   26
Market Prices..............................   28
Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations....................   29
Business...................................   38
Management.................................   59
Principal Shareholders.....................   65
Certain Transactions.......................   68
Description of Capital Stock...............   70
Description of Senior Subordinated Notes
  Due 2006.................................   73
Description of Senior Subordinated Notes
  Due 2007.................................   92
Shares Eligible for Future Sale............  112
Description of Indebtedness................  114
Validity of Securities.....................  116
Experts....................................  116
Plan of Distribution.......................  116
Index to Consolidated Financial
  Statements...............................  F-1


======================================================
======================================================


                          WESTERN WIRELESS CORPORATION



                              CLASS A COMMON STOCK


                            (NO PAR VALUE PER SHARE)



                   10 1/2% SENIOR SUBORDINATED NOTES DUE 2006



                   10 1/2% SENIOR SUBORDINATED NOTES DUE 2007

                               ------------------
                                      LOGO
                               ------------------

                              GOLDMAN, SACHS & CO.

======================================================